

2025 Annual Report

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended September 30, 2025

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from _____ to _____
Commission file number 1-278

EMERSON ELECTRIC CO.
(Exact name of registrant as specified in its charter)

Missouri		**43-0259330**
(State or other jurisdiction of incorporation or organization)		(I.R.S. Employer Identification No.)

8027 Forsyth Blvd		
St. Louis, Missouri		**63105**
(Address of principal executive offices)		(Zip Code)

Registrant's telephone number, including area code: **(314) 553-2000**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock of $0.50 par value per share	EMR	New York Stock Exchange
		NYSE Texas
2.000% Notes due 2029	EMR 29	New York Stock Exchange
3.000% Notes due 2031	EMR 31A	New York Stock Exchange
3.500% Notes due 2037	EMR 37	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒   Accelerated filer ☐

Non-accelerated filer ☐   Smaller reporting company ☐

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issues its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

Aggregate market value of the voting stock held by nonaffiliates of the registrant as of close of business on March 31, 2025: $61.5 billion.

Common stock outstanding at October 31, 2025: 561.8 million shares.

Documents Incorporated by Reference

1. Portions of Emerson Electric Co. Notice of 2026 Annual Meeting of Shareholders and Proxy Statement incorporated by reference into Part III hereof.

PART I

ITEM 1 - BUSINESS

Emerson Electric Co. ("Emerson", "we", "us", "our" or the "Company") is a global technology and software company that provides innovative solutions for customers in a wide range of end markets around the world. Through its leading automation portfolio, Emerson helps process, hybrid and discrete manufacturers optimize operations, protect personnel, reduce emissions and achieve their sustainability goals. Sales by geographic destination in 2025 were: the Americas, 51 percent; Asia, Middle East & Africa, 30 percent (China, 10 percent); and Europe, 19 percent.

Portfolio management is an integral component of Emerson's growth and value creation strategy. Over the past three years, the Company has taken significant actions to accelerate the transformation of its portfolio through the completion of strategic acquisitions and divestitures of non-core businesses. These actions were undertaken to create a cohesive, higher growth, higher margin industrial technology portfolio, and the Company is now a global automation leader serving a diversified set of end markets. The Company's recent portfolio actions include the following transactions (note that all dollars in Item 1 are in millions, except where noted):

- On March 12, 2025, Emerson completed its purchase of the remaining outstanding shares of common stock of AspenTech not already owned by the Company for approximately $7.2 billion. As a result of the transaction, AspenTech is now a wholly owned subsidiary of the Company. AspenTech was reorganized upon completion of the transaction and now reports to Control Systems & Software leadership. AspenTech's results, which were previously reported as a separate segment, are now consolidated into the Control Systems & Software segment for all periods presented.

- On October 11, 2023, the Company completed the acquisition of National Instruments Corporation ("NI") at an equity value of $8.2 billion. NI, which provides software-connected automated test and measurement systems that enable enterprises to bring products to market faster and at a lower cost, had revenues of approximately $1.7 billion and pretax earnings of approximately $170 for the 12 months ended September 30, 2023.

- On May 31, 2023, the Company completed the sale of a majority stake in its Climate Technologies business (which constitutes the former Climate Technologies segment, excluding Therm-O-Disc which was divested earlier in 2022; the new standalone business is named Copeland) to private equity funds managed by Blackstone in a $14.0 billion transaction. Emerson received upfront, pre-tax cash proceeds of approximately $9.7 billion and a note receivable with a face value of $2.25 billion, while retaining a 40 percent non-controlling common equity interest in a new standalone joint venture between Emerson and Blackstone. Subsequently, in August 2024, Emerson sold its 40 percent non-controlling common equity interest in Copeland to private equity funds managed by Blackstone for $1.5 billion and sold the note receivable to Copeland for $1.9 billion.

- On October 31, 2022, the Company completed the divestiture of its InSinkErator business, which manufactures food waste disposers, to Whirlpool Corporation for $3.0 billion.

Further information regarding acquisition and divestiture activity is set forth in Notes 4 and 5.

As a result of its portfolio transformation discussed above, the Company now reports six segments and two business groups, which are highlighted in the table below (see Note 20 for further details).

INTELLIGENT DEVICES	SOFTWARE AND CONTROL
• Final Control	• Control Systems & Software
• Measurement & Analytical	• Test & Measurement
• Discrete Automation	
• Safety & Productivity	

The Company's comprehensive automation portfolio includes intelligent devices, control systems and design and optimization software solutions to support a diverse set of industries and infrastructure, including process industries (such as chemical, power & renewables and energy), hybrid industries (life sciences, metals & mining, food & beverage, pulp & paper, and others), discrete industries (including automotive, medical, packaging and semiconductor) and more.

Emerson was incorporated in Missouri in 1890 and has evolved through internal growth and strategic acquisitions. Management has a well-established set of operating mechanisms to manage its business performance and set strategy. The Company also has processes undertaken by management with oversight from the Board of Directors to specifically focus on risks in areas such as cybersecurity, compliance, legal, sustainability, financial and reputational, among others. The Company periodically updates, assesses, and monitors its risk exposures, provides timely updates to the Board, and takes actions to mitigate these risks.

All Note references in this document refer to Notes to Consolidated Financial Statements set forth in Item 8 of this Annual Report on Form 10-K, which notes are hereby incorporated by reference. See also Item 1A - "Risk Factors" and Item 7 - "Management's Discussion and Analysis of Financial Condition and Results of Operations."

INTELLIGENT DEVICES

Final Control

The Final Control segment is a leading global provider of control valves, isolation valves, shutoff valves, pressure relief valves, pressure safety valves, actuators, and regulators for process and hybrid industries. These solutions respond to commands from a control system to continuously and precisely control and regulate the flow of liquids or gases to achieve safe operation along with reliability, sustainability and optimized performance. Products within our Final Control segment are marketed under a variety of brands including: Anderson Greenwood, Bettis, Crosby, Fisher, Keystone, KTM and Vanessa.

Measurement & Analytical

The Measurement & Analytical segment is a leading supplier of intelligent instrumentation measuring the physical properties of liquids or gases, such as pressure, temperature, level, flow, acoustics, corrosion, pH, conductivity, water quality, toxic gases, and flame. These devices transfer data and asset management information to control systems and automation software, allowing process and hybrid industry operators to make educated decisions regarding production, reliability, sustainability and safety. Products within our Measurement & Analytical segment are marketed under a variety of brands including: Flexim, Micro Motion and Rosemount.

Discrete Automation

The Discrete Automation segment includes solenoid valves, pneumatic valves, valve position indicators, pneumatic cylinders and actuators, air preparation equipment, pressure and temperature switches, electric linear motion solutions, programmable automation control systems and software, electrical distribution equipment, and materials joining solutions used primarily in discrete industries. Products within our Discrete Automation segment are marketed under a variety of brands including: Afag, Appleton, ASCO, Aventics, Branson, Movicon, PACSystems, SolaHD, TESCOM, and TopWorx.

Safety & Productivity

The Safety & Productivity segment delivers tools for professionals and homeowners that support infrastructure, promote safety and enhance productivity. Pipe-working tools include pipe wrenches and cutters, pipe threading and roll grooving equipment, battery hydraulic tools for press connections, drain cleaners and diagnostic systems, including sewer inspection cameras and locating equipment. Electrical tools include conduit benders and cable pulling equipment, battery hydraulic tools for cutting and crimping electrical cable, and hole-making equipment. Other professional tools include water jetters, wet-dry vacuums, commercial vacuums and hand tools. Products within our Safety & Productivity segment are marketed under a variety of brands including: Greenlee, Klauke, ProTeam and RIDGID.

SOFTWARE AND CONTROL

Control Systems & Software

The Control Systems & Software segment provides control systems and software that control plant processes by collecting and analyzing information from measurement devices in the plant. These technologies determine optimal settings with software based on a customer's specific algorithms and use that information to adjust valves, pumps, motors, drives and other control hardware for maximum product quality, process efficiency, sustainability and safety. These solutions include distributed control systems, safety instrumented systems, SCADA systems, application software, digital twins, asset performance management and cybersecurity. Control Systems & Software solutions are predominantly used by process and hybrid manufacturers. This segment also includes the AspenTech business, which is a global leader in asset optimization software that enables industrial manufacturers to design, operate and maintain their operations for maximum performance. AspenTech combines decades of modeling, simulation and optimization capabilities with industrial operations expertise and applies advanced analytics to improve the profitability and sustainability of production assets. The purpose-built software drives value for customers by improving operational efficiency and maximizing productivity, reducing unplanned downtime and safety risks, and minimizing energy consumption and emissions. Products within our Control Systems & Software segment are marketed under a variety of brands including DeltaV and Ovation.

Test & Measurement

As discussed above, Emerson completed the acquisition of NI on October 11, 2023. This business is now referred to as Test & Measurement and is reported as a segment in the Software and Control business group. Test & Measurement provides software-connected automated test and measurement systems that enable enterprises to bring products to market faster and at a lower cost. The Test & Measurement business spans the full range of customer needs including modular instrumentation, data acquisition and control solutions, and general-purpose development software.

RESEARCH & DEVELOPMENT

Investing in innovation to accelerate organic growth is a critical component of Emerson's value creation strategy. The Company is focused on key growth initiatives across its software, control and intelligent devices portfolio. These initiatives include disruptive measurement technologies, software-defined automation systems, self-optimizing asset software and sustainability solutions. Total spending for R&D, engineering expense and customer-funded engineering and development was 8.1 percent of sales in 2025 and in 2024, compared to 6.9 percent in 2023.

DISTRIBUTION

The principal worldwide distribution channel for a majority of the Company's product offerings is through a direct sales force, while a network of independent sales representatives, and to a lesser extent independent distributors purchasing products for resale, are also utilized.

RAW MATERIALS

The Company's major requirements for basic raw materials include steel, cast iron, electronics, rare earth metals, aluminum and brass; and to a lesser extent, plastics and petroleum-based chemicals. The Company seeks to have many sources of supply for each of its major requirements in order to avoid significant dependence on any one or a few suppliers. However, the supply of materials or other items could be disrupted by natural disasters or other events. Despite market price volatility for certain requirements, the raw materials and various purchased components needed for the Company's products have generally been available in sufficient quantities. See Item 7 - "Management's Discussion and Analysis of Financial Condition and Results of Operations."

PATENTS, TRADEMARKS AND LICENSES

The Company maintains an intellectual property portfolio it has developed or acquired over a number of years, including patents, trademarks and licenses. The Company also continues to develop or acquire new intellectual property. New patent applications are continuously filed to protect the Company's ongoing research and development activities and the Company periodically reviews the continued utility of patent assets. The Company's trademark registrations may be renewed and their duration is dependent upon national laws and trademark use. While this proprietary intellectual property portfolio is important to the Company in the aggregate, management does not regard any of its segments as being dependent on any single patent, trademark registration or license.

BACKLOG

The Company's estimated consolidated order backlog was $8.6 billion and $8.4 billion at September 30, 2025 and 2024. Approximately 75 percent of the Company's consolidated backlog is expected to be recognized as revenue over the next 12 months, with the remainder substantially over the subsequent two years thereafter. Backlog by business group at September 30, 2025 and 2024 follows (dollars in millions):

	2024	2025
Intelligent Devices	$ 4,491	4,499
Software and Control	3,957	4,130
Total Backlog	$ 8,448	8,629

COMPETITION

The Company's businesses operate in highly competitive markets. The Company competes based on product performance, quality, branding, service and/or price across the industries and markets served. A significant element of the Company's competitive strategy is to deliver solutions to our customers by manufacturing high-quality products at the best relevant global cost. Although no single company competes directly with Emerson in all of the Company's product lines, various companies compete in one or more product lines with the number of competitors varying by product line. Some competitors have substantially greater sales, assets and financial resources than Emerson and the Company also competes with many smaller companies. Management believes Emerson has a market leadership position in many of its product lines.

REGULATIONS

The Company's operations, products and services are subject to various government regulations, including environmental regulations. Our manufacturing locations generate waste, of which treatment, storage, transportation and disposal are subject to U.S. federal, state, foreign and/or local laws and regulations relating to protection of the environment. The Company continually works to minimize the environmental impact of its operations through safe technologies, facility design and operating procedures. Compliance with government regulations, including environmental regulations, has not had, and based on current information and the applicable laws and regulations currently in effect, is not expected to have a material effect on the Company's capital expenditures (including expenditures for environmental control facilities), earnings or competitive position. However, laws and regulations may be changed, accelerated or adopted that impose significant operational restrictions and compliance requirements upon the Company and which could negatively impact our operating results. See Item 1A - "Risk Factors."

HUMAN CAPITAL RESOURCES

Emerson is dedicated to modernizing our workplace culture to meet the needs and expectations of today's workers and attract talent that will help us thrive. In 2022, Emerson introduced *Let's Go*, the Company's first-ever employee value proposition (EVP), inviting our global workforce and potential hires to join in making the world healthier, safer, smarter and more sustainable.

The skills, experience and industry knowledge of key employees significantly benefit Emerson's operations and performance. The Company's Board of Directors and management oversee various employee initiatives. Emerson supports and develops its employees through global training and development programs that build and strengthen employees' leadership and professional skills. Leadership development programs include intensive learning programs for new leaders as well as more established leaders. The Company also partners with educational institutions to help prepare current and future workers with the knowledge and skills they need to succeed.

To assess and improve employee retention and engagement, Emerson implemented a globally consistent, digital continuous listening strategy in 2023 through which all employees across the Company are surveyed annually and their feedback is used to drive actions that address areas of employee interest and concern. In 2025, 91 percent of employees participated (up from 89 percent in 2024) and Emerson's overall engagement score held steady at 79 percent. In addition, Emerson's inclusion index score increased by approximately 1 percentage point to 80 percent.

Employee health and safety in the workplace is also one of the Company's core values. The Emerson Safety Council is led by our Chief Sustainability Officer and oversees our safety efforts, supported by health and safety leaders and committees that operate in our businesses and at local sites. Hazardous risks are actively identified in the workplace and management tracks both safety-related incidents and corrective actions. Driving safety culture and accountability to improve workplace safety remains a high priority across the Company. In 2025, the Company's total recordable rate of injuries was 0.25, and its lost or restricted workday case rate was 0.20 (both measured as the number of incidents per 100 employees).

We have identified other human capital priorities, including, among other things, providing competitive wages and benefits and promoting an inclusive culture.

Employee levels are managed to align with the pace of business and management believes it has sufficient human capital to operate its business successfully. The Company and its subsidiaries had approximately 71,000 employees at September 30, 2025. Management believes that the Company's employee relations are favorable.

A small portion of the Company's U.S. employees are unionized, while outside the U.S., we have employees in certain countries, particularly in Europe, that are represented by an employee representative organization, such as a union, works council or employee association.

ENVIRONMENTAL SUSTAINABILITY

Emerson's global purpose is to drive innovation that makes the world healthier, safer, smarter and more sustainable. Our environmental sustainability strategy is focused on driving progress within our operations and helping our customers achieve their environmental sustainability objectives. The Technology and Environmental Sustainability Board committee is tasked with overseeing strategy related to technology and R&D, the Company's product cybersecurity practices and Emerson's environmental sustainability goals and programs. Emerson's environmental sustainability initiatives and strategy are discussed further in our 2024 Sustainability Report, which can be found on our website at www.Emerson.com; this report is not incorporated by reference and should not be considered part of this Form 10-K.

INTERNET ACCESS

Emerson's reports on Forms 10-K, 10-Q, 8-K and all amendments to those reports, as well as proxy statements, are available without charge through the Company's website on the internet as soon as reasonably practicable after they are electronically filed with, or furnished to, the U.S. Securities and Exchange Commission (SEC). They may be accessed as follows: ir.emerson.com/sec-filings.

The information set forth under Item 1A - "Risk Factors" is hereby incorporated by reference.

ITEM 1A - RISK FACTORS

Investing in our securities involves risks. You should carefully consider, among other matters, the factors set forth below and the other information in this report. The Company's risk factors set forth below are not the only risks facing the Company. Additional risks and uncertainties not currently known to management or that management currently deems immaterial also may materially, adversely affect the Company's business, financial condition or operating results. We may amend or supplement the risk factors set forth below from time to time by other reports we file with the SEC.

Business and Operational Risks

We Operate in Businesses That Are Subject to Competitive Pressures That Could Affect Prices or Demand for Our Products

Our businesses operate in markets that are highly competitive and potentially volatile, and we compete on the basis of product performance, quality, service and/or price across the industries and markets served. Our businesses are largely dependent on the current and future business environment, including capital and consumer spending. A significant element of our competitive strategy is to deliver solutions to our customers by manufacturing high-quality products at the best relevant global cost. Various companies compete with us in one or more product lines and the number of competitors varies by product line. Some of our competitors have substantially greater sales, assets and financial resources than our Company and we also compete with many smaller companies. Competitive pressures could adversely affect prices or customer demand for our products, impacting our sales or profit margins, and/or resulting in a loss of market share. In addition, certain of our businesses rely, in part, on independent sales representatives and distributors. Any disruption or adverse change in our relationships with these independent sales representatives could weaken our competitive position and adversely affect our results of operations, cash flows and financial condition. A disruption or adverse change could result from the sale or financial instability of an independent sales representative or distributor, changes to our relationship including favoring competing products for any reason, or other events.

Our Operating Results Depend in Part on Continued Successful Research, Development and Marketing of New and/or Improved Products and Services, and There Can Be No Assurance That We Will Continue to Successfully Introduce New Products and Services

The success of new and improved products and services depends on their initial and continued acceptance by our customers. Our businesses are affected by varying degrees of technological change, such as, among others, artificial intelligences and machine learning, and corresponding shifts in customer demand, which result in unpredictable product transitions, shortened life cycles and increased importance of being first to market with new products and services. We may experience difficulties or delays in the research, development, production and/or marketing of new products and services which may negatively impact our operating results and prevent us from recouping or realizing a return on the investments required to continue to bring new products and services to market.

We must anticipate and respond to market and technological changes driven by broader trends such as decarbonization and electrification efforts in response to climate change. Market growth from the use of cleaner energy sources, as well as emissions management, energy efficiency and decarbonization efforts are likely to depend in part on technologies not yet deployed or widely adopted today. We may not adequately innovate or position our businesses for the adoption of technologies such as battery storage solutions, hydrogen use cases in industry, mobility, and power generation, enhanced electrical grid demand management, carbon capture and sequestration or advanced nuclear power.

These trends and the relative competitiveness of our product and service offerings will continue to be impacted by uncertain factors such as the pace of technological developments and related cost considerations, the levels of economic growth in different markets around the world and the adoption of climate change-related policies such as carbon taxes, greenhouse gas emission reductions, incentives or mandates for particular types of energy, or policies that impact the availability of financing for certain types of projects.

If We Are Unable to Defend or Protect Our Intellectual Property Rights, the Company's Competitive Position Could Be Adversely Affected

The Company's intellectual property rights are important to its business and include numerous patents, trademarks, copyrights, trade secrets and other confidential information. This intellectual property may be subject to challenge, infringement, invalidation or circumvention by third parties. Despite extensive security measures, our intellectual property may be subject to misappropriation through unauthorized access of our information technology systems, employee theft, or other acts of industrial espionage. Should the Company be unable to adequately defend or protect its intellectual property, it may suffer competitive harm.

We Engage in Acquisitions and Divestitures, Which Are Subject to Domestic and Foreign Regulatory Requirements, and May Encounter Difficulties in Integrating and Separating These Businesses and Therefore We May Not Realize the Anticipated Benefits

We regularly seek growth through strategic acquisitions as well as evaluate our portfolio for potential divestitures. These activities require favorable environments to execute these transactions, and we may encounter difficulties in obtaining the necessary regulatory approvals in both domestic and foreign jurisdictions. In 2025 and in past years, we have made various acquisitions and divestitures, including our purchase of the remaining outstanding shares of common stock of AspenTech not already owned by the Company, our acquisition of National Instruments, and our divestiture of the Climate Technologies business (now renamed Copeland), and entered into joint venture arrangements intended to complement or expand our business, and may continue to do so in the future. As a result of these transactions, the Company has a narrower business which is focused on higher growth markets including software, innovation and disruptive technologies, and may encounter more volatility and be more vulnerable to changing market conditions. The success of these transactions will depend on our ability to achieve higher rates of growth, integrate assets and personnel acquired in these transactions and to cooperate with our strategic partners. We may encounter difficulties in integrating acquisitions with our operations as well as separating divested businesses, and in managing strategic investments. Furthermore, we may not realize the degree, or timing, of anticipated benefits including, among others, increasing rates of profitability and growth. Any of the foregoing could adversely affect our business and results of operations.

We Use a Variety of Raw Materials and Components in Our Businesses, and Significant Shortages or Price Increases Could Increase Our Operating Costs and Adversely Impact the Competitive Positions of Our Products

Our major requirements for raw materials include steel, cast iron, electronics, rare earth metals, aluminum, brass and, to a lesser extent, plastics and petroleum-based chemicals. The Company seeks multiple sources of supply for each of its major requirements in order to avoid significant dependence on any one or a few suppliers. However, the supply of materials or other items could be disrupted by natural disasters, a health epidemic or pandemic, or other events. Significant shortages or price increases could impact the prices our affected businesses charge, their operating costs and the competitive position of their products and services, which could adversely affect our results of operations. While we monitor market prices of the commodities we require and attempt to mitigate price exposure through hedging activities, this risk could adversely affect our operating results.

Our Operations Depend on Production Facilities Throughout the World, a Majority of Which Are Located Outside the United States and Subject to Increased Risks of Disrupted Production, Causing Delays in Shipments and Loss of Customers and Revenue

We manage businesses with manufacturing facilities worldwide, a majority of which are located outside the United States, and also source certain materials globally. Emerging market sales represent over one-third of total sales and serving a global customer base requires that we place more materials sourcing and production in emerging markets to capitalize on market opportunities and maintain a best-cost position. Our and our suppliers' non-U.S. production facilities and operations could be disrupted by weather and natural disaster (including the potential effects of climate change), labor strife, war (including the Russia-Ukraine and other global conflicts), political unrest, terrorist activity or public health concerns such as an epidemic or pandemic, particularly in emerging countries that are not well-equipped to handle such occurrences.

Our manufacturing facilities abroad are dependent on the stability of governments and business conditions and may be more susceptible to changes in laws, policies and regulations in host countries, as well as economic and political upheaval, than our domestic facilities. These facilities face increased risks of nationalization as well as operational disruptions which could cause delays in shipments of products and the loss of sales and customers, and insurance proceeds may not adequately compensate us.

Access to Funding Through the Capital Markets is Essential to the Execution of Our Business Plan, and if We Are Unable to Maintain Such Access We Could Experience a Material Adverse Effect on Our Business and Financial Results

Our ability to invest in our businesses, make strategic acquisitions and refinance maturing debt obligations requires access to the capital markets and sufficient bank credit lines to support short-term borrowings. Volatility in the capital markets may increase costs associated with issuing commercial paper or other debt instruments, or affect the Company's ability to access those markets. If we are unable to continue to access the capital markets, we could experience a material adverse effect on our business and financial results. Additionally, if our customers, suppliers or financial institutions are unable to access the capital markets to meet their commitments to the Company, our business could be adversely impacted.

Our Business Success Depends on the Ability to Attract, Develop and Retain Key Personnel

Our success depends in part on the efforts and abilities of our management and key employees. Their skills, experience and industry knowledge significantly benefit our operations and performance. The failure to attract, develop and retain highly qualified personnel could adversely affect our ability to succeed in our human capital goals and priorities as well as negatively impact our business and operating results.

Security and/or Data Privacy Breaches, or Disruptions of Our Information Technology Systems Could Adversely Affect Our Business

The Company relies on information technology networks and systems, including the internet, to process, transmit and store electronic information, and to manage or support a variety of business processes and activities. These technology networks and systems may be susceptible to damage, disruptions or shutdowns due to failures during the process of upgrading or replacing software, databases or components; power outages; telecommunications or system failures; terrorist attacks; natural disasters; employee error or malfeasance; server or cloud provider breaches; and computer viruses or cyberattacks. Cybersecurity threats and incidents can range from uncoordinated individual attempts to gain unauthorized access to information technology networks and systems to more sophisticated and targeted measures, known as advanced persistent threats, directed at the Company, its products, its customers and/or its third-party service providers. Despite the implementation of cybersecurity measures (including access controls, data encryption, vulnerability assessments, continuous monitoring, and maintenance of backup and protective systems), the Company's information technology systems may still be vulnerable to cybersecurity threats and other electronic security breaches. It is possible for such vulnerabilities to remain undetected for an extended period. In addition, it is possible a security breach could result in theft of trade secrets or other intellectual property or disclosure of confidential customer, supplier or employee information. We anticipate that the risk of cybersecurity attacks will increase as artificial intelligence capabilities improve and are increasingly used to identify vulnerabilities and construct increasingly sophisticated cybersecurity attacks, with the possibility of additional vulnerabilities being introduced through our own use of artificial intelligence and its use by our stakeholders, including vendors and customers, among others. Should the Company be unable to prevent security breaches or other damage to our information technology systems, disruptions could have an adverse effect on our operations, as well as expose the Company to litigation, liability or penalties under privacy laws, increased cybersecurity protection costs, reputational damage and product failure. In addition, we must comply with increasingly complex and rigorous regulatory standards enacted to protect business and personal data in the U.S. and elsewhere. Compliance with privacy and localization laws and regulations increases operational complexity. Failure to comply with these regulatory standards could subject us to fines and penalties, as well as legal and reputational risks, including proceedings against the Company by governmental entities or others.

Our Products and Services are Highly Sophisticated and Specialized, and a Major Product Failure or Similar Event Caused by Defects, Cybersecurity Incidents or Other Failures Could Adversely Affect Our Business, Reputation, Financial Position and Results of Operations

We produce highly sophisticated products and provide specialized services that incorporate or use complex or leading-edge technology, including both hardware and software. Many of our products and services, including measurement and analytical instrumentation, industrial valves and equipment, and process control systems, are integrated and used in complex process, hybrid and discrete manufacturing environments. As a result, the impact of a catastrophic product failure or similar event could be significant. While we have built operational processes to ensure that our product design, manufacture, performance and servicing meet rigorous quality standards, there can be no assurance that we or our customers or other third parties will not experience operational process or product failures and other problems, including through manufacturing or design defects, process or other failures of contractors or third-party suppliers, cybersecurity incidents or other intentional acts, that could result in potential product, safety, regulatory or environmental risks. Cybersecurity incidents aimed at the software embedded in our products could lead to third-party claims resulting from damages caused by our product failures, and this risk is enhanced by the increasingly connected nature of our products. The potential consequences of a material cybersecurity incident include financial loss, reputational damage, litigation with third parties, diminution in the value of our investment in research, development and engineering, and increased cybersecurity protection and remediation costs due to the increasing sophistication and proliferation of threats, which in turn could adversely affect our competitiveness and results of operations.

We May Use Artificial Intelligence in Our Businesses and in Our Products and Services, and Challenges With Managing its Use Could Result in Reputational Harm, Competitive Harm, and Legal Liability, and Adversely Affect Our Results of Operations

Our businesses increasingly rely on artificial intelligence solutions to optimize our operations, improve customer experiences, and enhance our products and services. While the use of artificial intelligence presents significant opportunities, it also introduces a range of risks that could result in reputational harm, competitive harm, and legal liability, and adversely affect our results of operations.

Our artificial intelligence efforts subject us to risks related to accuracy, intellectual property infringement or misappropriation, data privacy, and cybersecurity, among others, and if our use of artificial intelligence becomes controversial, we may experience brand or reputational harm, competitive harm, or legal liability. Additionally, our competitors or other third parties may incorporate artificial intelligence into their products, services or operations more quickly or successfully than us, or develop superior products and services with the aid of artificial intelligence, which could impair our ability to compete effectively and adversely affect our results of operations. Finally, the regulatory landscape surrounding artificial intelligence is rapidly evolving and the use of artificial intelligence may be subject to new legal or regulatory requirements, the impact of which may be prohibitive or pose further risks from a legal or regulatory perspective.

Industry and General Economic Risks

Our Substantial Sales Both in the U.S. and Abroad Subject Us to Economic Risk as Our Results of Operations May Be Adversely Affected by Changes in Government Regulations and Policies and Currency Fluctuations

We sell, manufacture, engineer and purchase products globally, with significant sales in both mature and emerging markets. We expect sales in non-U.S. markets to continue to represent a significant portion of our total sales. Our U.S. and international operations subject the Company to changes in government regulations and policies in a large number of jurisdictions around the world, including those related to trade, investments, taxation, exchange controls and repatriation of earnings. Changes in laws or policies (including their interpretations) governing the terms of foreign trade, trade restrictions or barriers, tariffs or taxes, trade protection measures, and retaliatory countermeasures, including on imports from countries where we manufacture products, could adversely impact our business and financial results. In addition, changes in the relative values of currencies occur from time to time and have affected our operating results and could do so in the future. While we monitor our exchange rate exposures and attempt to mitigate this exposure through hedging activities, this risk could adversely affect our operating results.

The recent changes in U.S. trade policy involving the application or increase of tariffs and the subsequent retaliatory measures against the U.S. have created a dynamic environment that may have a material adverse impact on our business. While we have deployed strategies to mitigate the impact of these dynamic trade policies, there is no assurance that we will be able to mitigate the full impact of all such tariffs, retaliatory tariffs or other trade policies that have or may develop in this rapidly changing environment. Increasing trade tensions and changes in trade policies have the potential to adversely impact our costs, the demand for our products, our supply chain and the global economy, which may have an adverse impact on our business, including operating and financial results and conditions.

Recessions, Adverse Market Conditions or Downturns in End Markets We Serve May Negatively Affect Our Operations

In the past, our operations have been exposed to significant volatility due to changes in general economic conditions or consumer preferences, recessions or adverse conditions in the end markets we serve. In the future, similar changes could adversely impact overall sales, operating results (including potential impairment charges for goodwill or other long-lived assets) and cash flows. Moreover, during economic downturns we may undertake more extensive restructuring actions, including workforce reductions, global facility consolidations, centralization of certain business support activities, and other cost reduction initiatives, and incur higher costs. As these plans and actions can be complex, the anticipated operational improvements, efficiencies and other benefits might be delayed or not realized.

Legal and Regulatory Risks

Changes in Tax Rates, Laws or Regulations and the Resolution of Tax Disputes Could Adversely Impact Our Financial Results

As a global company, we are subject to taxation in the U.S. and numerous non-U.S. jurisdictions. Significant judgment is required to determine our consolidated income tax provision and related liabilities. The Company's effective tax rate, cash flows and operating results could be affected by changes in the mix of earnings in countries with different statutory tax rates, as well as by changes in the local tax laws and regulations, or the interpretations thereof, including multiple, overlapping tax regimes enacted as part of the Organization for Economic Cooperation and Development proposals that implement a global minimum tax. In addition, the Company's tax returns are subject to regular review and audit by U.S. and non-U.S. tax authorities. While we believe our tax provisions are appropriate, the final outcome of tax audits or disputes could result in adjustments to the Company's tax liabilities, which could adversely affect our financial results.

Our Reputation, Ability To Do Business and Results of Operations Could Be Impaired By Improper Conduct By Any of Our Employees, Agents or Business Partners

We are subject to regulation under a wide variety of U.S. federal and state and non-U.S. laws, regulations and policies, including laws related to anti-corruption, anti-bribery, export and import compliance, anti-trust and money laundering, due to our global operations. In particular, the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act and similar anti-bribery laws in other jurisdictions generally prohibit companies and their intermediaries from making improper payments to government officials for the purpose of obtaining or retaining business, and we operate in many parts of the world that have experienced government corruption to some degree. We cannot provide assurance our internal controls will always protect us from the improper conduct of our employees, agents and business partners. Any such violation of law or improper actions could subject us to civil or criminal investigations in the U.S. and other jurisdictions, could lead to substantial civil or criminal, monetary and non-monetary penalties and related shareholder lawsuits, could lead to increased costs of compliance and could damage our reputation, our business and results of operations.

We Are Subject to Litigation and Environmental Regulations That Could Adversely Impact Our Operating Results

We are, and may in the future be, a party to a number of legal proceedings and claims, including those involving intellectual property, commercial transactions, government contracts, the integration of emerging technologies (for example, artificial intelligence and machine learning, among others), M&A, employment, employee benefit plans, antitrust, anti-corruption, accounting, import and export, health and safety matters, product liability (including asbestos) and environmental matters, several of which claim, or may in the future claim, significant damages. Given the inherent uncertainty of litigation, we can offer no assurance that existing litigation or a future adverse development will not have a material adverse impact. We also are subject to various laws and regulations relating to environmental protection and the discharge of materials into the environment, and we could incur substantial costs as a result of the noncompliance with or liability for cleanup or other costs or damages under environmental laws. In addition, increased public awareness and concern regarding global climate change may result in more international, federal, and/or state or other stakeholder requirements or expectations that could result in more restrictive or expansive standards, such as stricter limits on greenhouse gas emissions or more prescriptive reporting of environmental, social, and governance metrics. There continues to be a lack of consistent climate change legislation and standards, which creates economic and regulatory uncertainty. While the Company has adopted certain voluntary goals or targets, environmental laws, regulations or standards may be changed, accelerated or adopted and impose significant operational restrictions and compliance requirements upon the Company, its products or customers, which could negatively impact the Company's business, capital expenditures, results of operations, financial condition and competitive position.

Increasing Interest and Expectations with Respect to Environmental, Social, and Governance (ESG) Matters by Our Various Stakeholders Could Adversely Affect Our Business and Operating Results

In response to growing customer, investor, employee, governmental, and other stakeholder interest in our ESG practices, we have increased reporting of our ESG programs and performance and have established and announced our aspirational purpose, causes, values, and related commitments, goals or targets, including those regarding sustainability, greenhouse gas emissions, and our net zero ambition. Our ability to achieve such goals and aspirations is subject to numerous risks and uncertainties, many of which rely on the collective efforts of others or may be outside of our control. Such risks include, among others, the availability and adoption of new or additional technologies that reduce carbon or eliminate energy sources on a commercially reasonable basis, competing and evolving economic, policy and regulatory factors, the ability of suppliers and others to meet our sustainability and other goals, the availability of qualified candidates in our labor markets and our ability to recruit and retain diverse talent, and customer engagement in our goals. There may be times where actual outcomes vary from those aimed for or expected and sometimes challenges may delay or block progress. As a result, we cannot offer assurances that the results reflected or implied by any such statements will be realized or achieved. Moreover, standards and expectations for ESG matters continue to evolve and may be subject to varying interpretations, which may result in significant revisions to our goals or progress. In addition, certain of our product offerings may become less attractive as standards evolve. A failure or perceived failure to meet our aspirational purpose, causes, values, and related commitments, goals or targets within the timelines we announce, or at all, or a failure or perceived failure to meet evolving stakeholders expectations and standards, could damage our reputation, adversely affect employee retention or engagement or support from our various stakeholders and could subject us to government enforcement actions or penalties and private litigation. Such outcomes could negatively impact the Company's business, capital expenditures, results of operations, financial condition and competitive position.

ITEM 1B - UNRESOLVED STAFF COMMENTS

None.

ITEM 1C - CYBERSECURITY

Emerson has a cybersecurity risk management program that is designed to assess, identify, manage, and govern material risks from cybersecurity threats. Emerson maintains oversight of its cybersecurity risk management program through a governance structure that includes senior management, the Audit Committee and the Board of Directors (the "Board"). Emerson's cybersecurity risk management program leverages multiple layers of security controls across the Company's systems designed to establish risk treatment plans and regularly monitor risks. Emerson maintains cybersecurity policies and standards aligned with industry standard control frameworks and applicable regulations, laws and standards, and a global incident response plan.

Emerson's Board directly, or through its appropriate committees, provides oversight of management's efforts to mitigate cybersecurity risk and response to cyber incidents. The Board and/or its appropriate committees receive regular updates on cybersecurity from management and engage in discussions throughout the year, including with subject-matter experts as appropriate, on the function of the Company's overall cybersecurity program, cybersecurity risks, strategies for addressing these risks and the implementation thereof. The Audit Committee has oversight responsibility for the Company's enterprise cybersecurity risks. The Board also receives reports on cyber events, as appropriate, including response efforts, legal obligations and outreach and notification to regulators and/ or customers when needed, as well as provide guidance to management as appropriate.

Emerson's Chief Information Security Officer, who has over twenty-five years' experience in information technology within the engineering and technology industries, with the last fourteen years dedicated to cybersecurity, oversees the Company's enterprise cybersecurity risk management program. The Chief Information Security Officer leads the global enterprise security team responsible for leading enterprise-wide information security strategy, architecture, processes, as well as assessing, identifying, and managing cybersecurity risks, which is an integrated aspect of our overall enterprise risk management program. The Chief Information Security Officer provides regular updates to senior management on key security performance indicators of our enterprise cybersecurity program. The Chief Information Security Officer also provides quarterly briefings on cybersecurity to the Audit Committee.

Emerson maintains a centralized 24x7x365 global incident response operation, managed by the global enterprise security team, supported by leading cybersecurity tools that detect and respond to threats as they occur. Every detected cyber incident is reviewed and assessed by Emerson's Computer Incident Response Team in accordance with our incident response plan, which contains documented escalation paths and is regularly tested.

Emerson engages independent third-party cybersecurity experts to evaluate our cybersecurity maturity and test effectiveness of overall cybersecurity controls. To test and reinforce Emerson's internal cybersecurity processes, the Company utilizes an accredited and independent third party to audit and certify key elements of our primary data centers, cloud environments and our enterprise IT organization. The audits are conducted according to International Organization for Standardization (ISO) 27001 Framework, although this is not meant to imply that we meet all technical standards, specifications or requirements under ISO 27001. In addition to performing periodic, internal security reviews, the Company also conducts cybersecurity tabletop exercises led by third party cybersecurity consulting firms from time to time, with the last such engagement occurring in 2023.

Emerson relies on third-party service providers for certain critical or key infrastructure, solutions, and services across our operations. Emerson has an internal vendor management team that assesses risks from vendors and suppliers that provide, amongst other things, key information and supply chain services to Emerson.

Emerson maintains a Cybersecurity Awareness Team, within the global enterprise security team, responsible for driving a global information security culture through awareness and education programs. It has created company-wide information security policies and procedures, reviews these regularly and makes them electronically available to our employees. The team works closely with subject matter experts to create educational material and communicate best practices to the company through online training, custom video content, simulated phishing attacks and a variety of other targeted touchpoints.

To date, no risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, have materially affected or are reasonably likely to materially affect our business, our business strategy, our results of operations or financial condition. In the event an attack or other intrusion were to be successful, we have a response team of internal and external resources engaged and prepared to respond. See Item 1A - "Risk Factors" for additional information.

ITEM 2 - PROPERTIES

At September 30, 2025, the Company had approximately 120 manufacturing locations worldwide, of which approximately 35 were located in the United States and 85 were located outside the United States, primarily in Europe and Asia, and to a lesser extent in Canada and Latin America. Manufacturing locations by business are: Intelligent Devices, 105, including 35 in the Final Control segment, 25 in the Measurement & Analytical segment, 35 in the Discrete Automation segment, and 10 in the Safety & Productivity segment; and Software and Control, 10, including 2 in the Test & Measurement segment with the remaining in the Control Systems & Software segment. Additionally, there are 5 locations that support multiple segments. The majority of the locations are owned, with the remainder occupied under lease. The Company considers its facilities suitable and adequate for the purposes for which they are used. The Company also maintains a smaller number of administrative, sales, research and development, and distribution facilities.

ITEM 3 - LEGAL PROCEEDINGS

The Company and its subsidiaries are party to various legal proceedings, some of which claim substantial amounts of damages. It is not possible to predict the outcome of these matters, but historically the Company has been largely successful in both prosecuting and defending claims and lawsuits.

Given the uncertainties of litigation, a remote possibility exists that litigation could have a material adverse impact on the Company; however, the Company believes a material adverse impact of any pending litigation is unlikely.

Information regarding legal proceedings is set forth in Note 15.

ITEM 4 - MINE SAFETY DISCLOSURES

Not applicable.

INFORMATION ABOUT OUR EXECUTIVE OFFICERS

The following sets forth certain information as of November 10, 2025, with respect to the Company's executive officers. These officers have been elected or appointed to terms which expire February 3, 2026:

Name	Position	Age	Year First Appointed an Executive Officer
Lal Karsanbhai	President and Chief Executive Officer	56	2018
Ram Krishnan	Executive Vice President and Chief Operating Officer	54	2021
Michael Baughman	Executive Vice President, Chief Financial Officer and Chief Accounting Officer	60	2018
Michael Train	Senior Vice President and Chief Sustainability Officer	63	2016
Lisa Flavin	Senior Vice President, Chief Transformation and Chief Compliance Officer	60	2021
Peter Zornio	Senior Vice President and Chief Technology Officer	62	2022
Vidya Ramnath	Senior Vice President and Chief Marketing Officer	58	2023
Nick Piazza	Senior Vice President and Chief People Officer	47	2023
Michael Tang	Senior Vice President, Chief Legal Officer	51	2024

There are no family relationships among any of the executive officers and directors.

Lal Karsanbhai has been Chief Executive Officer since February 2021 and President since March 2021. Prior to his current position, Mr. Karsanbhai was Executive President - Automation Solutions from October 2018 through January 2021, President - Measurement & Analytical from 2016 through September 2018, and President Emerson Network Power Europe, Middle East & Africa from 2014 through 2016.

Ram Krishnan was appointed Executive Vice President and Chief Operating Officer in February 2021. Prior to his current position, Mr. Krishnan was President Final Control from November 2017 to February 2021, Chief Operating Officer Final Control from January 2017 to November 2017, and President Flow Solutions from 2016 through January 2017.

Michael Baughman was appointed Executive Vice President and Chief Financial Officer in May 2023, and Chief Accounting Officer in February 2018. Prior to his current position, Mr. Baughman was named Vice President and Controller in October 2017. Prior to that Mr. Baughman was Vice President, Finance, Global Operations, Quality, and Research and Development of Baxter International Inc., a global healthcare products company, from 2015 through September 2017, and Vice President, Finance, Medical Products of Baxter from 2013 to 2015.

Michael Train was appointed Senior Vice President and Chief Sustainability Officer in March 2021. Prior to his current position, Mr. Train was President from October 2018 to March 2021 and Executive President - Automation Solutions from October 2016 through October 2018, Executive Vice President - Automation Solutions from May 2016 through October 2016 and President of Global Sales for Emerson Process Management from 2010 through May 2016.

Lisa Flavin was appointed Senior Vice President and Chief Compliance Officer in March 2021, and assumed the additional role of Chief Transformation Officer in 2023. Prior to her current position, Ms. Flavin was Vice President and Chief Compliance Officer from February 2019 through March 2021 and Vice President, Audit and Chief Compliance Officer from February 2015 through February 2019.

Peter Zornio was appointed Senior Vice President and Chief Technology Officer in December 2022. Prior to his current position, Mr. Zornio was the Chief Technology Officer for the Automation Solutions Group from June 2017 to

December 2022 and Chief Strategy Officer for Automation Solutions – Systems and Solutions from June 2006 to June 2017.

Vidya Ramnath was appointed to Senior Vice President and Chief Marketing Officer in June 2023. Prior to her current position, Ms. Ramnath was President of Middle East & Africa from 2019 through June 2023 and Vice President of Asia Pacific for Measurement & Analytical from 2017 through 2019.

Nick Piazza was appointed Senior Vice President and Chief People Officer in August 2023. Prior to his current position, Mr. Piazza was Vice President of Global Talent and Human Resource Operations from August 2021 through July 2023, and Vice President of Human Resources in Asia-Pacific for the company's Automation Solutions business from July 2017 through July 2021.

Michael Tang was appointed Senior Vice President, Secretary and Chief Legal Officer in January 2024. Prior to his current position, Mr. Tang was Senior Vice President, General Counsel and Secretary of Agilent Technologies, Inc. Mr. Tang had been with Agilent Technologies since 2006, holding numerous roles of increasing responsibility.

INFORMATION ABOUT OUR DIRECTORS

The following sets forth certain information about the Company's Board of Directors as of November 10, 2025.

Name	Current or Former Position	Company
James Turley	Chair of the Emerson Board, and Retired Chairman and CEO	Ernst & Young
Mark Blinn	Former CEO, President and Director	Flowserve Corporation
Joshua Bolten	CEO	Business Roundtable
Calvin Butler	President and CEO	Exelon
Martin Craighead	Former Chairman, President and CEO	Baker Hughes
Gloria Flach	Retired Corporate Vice President and Chief Operating Officer	Northrop Grumman
Lal Karsanbhai	President and CEO	Emerson
Lori Lee	Global Marketing Officer and Senior Executive Vice President	AT&T Inc.
Matthew Levatich	Retired President and CEO	Harley-Davidson, Inc.
James McKelvey	Co-Founder, Block (formerly Square), Founder, Invisibly, Inc., and General Partner, Fintop Capital	Fintop Capital

PART II

ITEM 5 - MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Information regarding the market for the Company's common stock and dividend payments is set forth in Note 22 and is hereby incorporated by reference. There were approximately 13,500 stockholders of record at September 30, 2025.

Period	Total Number of Shares Purchased (000s)	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (000s)	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs (000s)
July 2025	—	$—	—	19,765
August 2025	—	—	—	19,765
September 2025	155	128.90	155	19,610
Total	155	$128.90	155	19,610

In November 2025, the Board of Directors authorized the purchase of up to 50 million shares. This is in addition to the authorization approved by the Board in March 2020 for the purchase of up to 60 million shares, of which approximately 19.6 million shares remain available at September 30, 2025.

Shareholder Return Performance Graph

The following graph compares the total return on a cumulative basis through September 30, 2025, assuming reinvestment of dividends, of $100 invested in Company common stock as of market close on September 30, 2020 to the S&P 500 Index and the S&P 500 Capital Goods Index. This graph is not deemed to be "filed" with the U.S. Securities and Exchange Commission or subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the Exchange Act), and should not be deemed to be incorporated by reference into any of our prior or subsequent filings under the Securities Act of 1933 or the Exchange Act.



COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Emerson Electric Co., the S&P 500 Index
and the S&P 500 Capital Goods Index

	2020	2021	2022	2023	2024	2025	CAGR
Emerson	**100**	**147**	**117**	**158**	**182**	**223**	**17.4 %**
S&P 500	100	130	110	134	182	214	16.4 %
S&P 500 Capital Goods	100	134	114	146	210	255	20.6 %

ITEM 6 [RESERVED]

ITEM 7 - MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Safe Harbor Statement

This Annual Report on Form 10-K contains various forward-looking statements and includes assumptions concerning Emerson's operations, future results and prospects. These forward-looking statements are based on current expectations and are subject to risks and uncertainties. Emerson undertakes no obligation to update any such statements to reflect later developments. In connection with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, Emerson provides the cautionary statements set forth under Item 1A - "Risk Factors," which are hereby incorporated by reference and identify important economic, political and technological factors, among others, changes in which could cause the actual results or events to differ materially from those set forth in or implied by the forward-looking statements and related assumptions.

Non-GAAP Financial Measures

To supplement the Company's financial information presented in accordance with U.S. generally accepted accounting principles (U.S. GAAP), management periodically uses certain "non-GAAP financial measures," as such term is defined in Regulation G under SEC rules, to clarify and enhance understanding of past performance and prospects for the future. Generally, a non-GAAP financial measure is a numerical measure of a company's operating performance, financial position or cash flows that excludes or includes amounts that are included in or excluded from the most directly comparable measure calculated and presented in accordance with U.S. GAAP. For example, non-GAAP measures may exclude the impact of certain items such as acquisitions or divestitures, amortization of intangibles, restructuring costs, discrete taxes, gains, losses and impairments, or items outside of management's control, such as foreign currency exchange rate fluctuations. Management believes that the following non-GAAP financial measures provide investors and analysts useful insight into the Company's financial position and operating performance. Any non-GAAP measure provided should be viewed in addition to, and not as an alternative to, the most directly comparable measure determined in accordance with U.S. GAAP, as identified in italics below. Further, the calculation of these non-GAAP financial measures may differ from the calculation of similarly titled financial measures presented by other companies and therefore may not be comparable among companies.

Underlying sales, which exclude the impact of significant acquisitions, divestitures and fluctuations in foreign currency exchange rates during the periods presented, are provided to facilitate relevant period-to-period comparisons of sales growth by excluding those items that impact overall comparability (U.S. GAAP measure: *net sales*).

Operating profit (defined as net sales less cost of sales and selling, general and administrative expenses) and operating profit margin (defined as operating profit divided by net sales) are indicative of short-term operational performance and ongoing profitability. Management closely monitors operating profit and operating profit margin of each business to evaluate past performance and actions required to improve profitability. EBIT (defined as earnings before deductions for interest expense, net, related party interest income, and income taxes) and total segment EBIT, and EBIT margin (defined as EBIT divided by net sales) and total segment EBIT margin, are financial measures that exclude the impact of financing on the capital structure and income taxes. Adjusted EBITA and adjusted segment EBITA (defined as earnings excluding interest expense, net, related party interest income, income taxes, intangibles amortization expense, restructuring expense, first year purchase accounting related items and transaction fees, and certain gains, losses or impairments) and adjusted EBITA margin and adjusted segment EBITA margin (defined as adjusted EBITA divided by net sales) are measures used by management to evaluate the Company's operational performance, as they exclude the impact of acquisition-related investments and non-operational items. EBITDA (defined as EBIT excluding depreciation and amortization) and EBITDA margin (defined as EBITDA divided by net sales) are also used as measures of the Company's current operating performance, as they exclude the impact of capital and acquisition-related investments. Adjusted EBITDA (defined as EBITDA excluding restructuring expense, first year purchase accounting related items and transaction fees, and certain gains, losses or impairments) and adjusted EBITDA margin (defined as Adjusted EBITDA divided by net sales) are also used to exclude the impact of non-operational items. All of these are commonly used financial measures utilized by management to evaluate performance (U.S. GAAP measures: *pretax earnings or pretax profit margin, segment earnings or segment margin*).

Adjusted earnings and earnings per share, which exclude certain gains and losses, impairments, restructuring costs, impacts of acquisitions or divestitures, amortization of intangibles, discrete taxes, or other items provide additional insight into the underlying, ongoing operating performance of the Company and facilitate period-to-period comparisons by excluding the earnings impact of these items. Management believes that presenting adjusted earnings and earnings per share excluding these items is more representative of the Company's operational performance and may be more useful for investors (U.S. GAAP measures: *earnings, earnings per share*).

Free cash flow (operating cash flow less capital expenditures) and free cash flow as a percent of net sales are indicators of the Company's cash generating capabilities, and dividends as a percent of free cash flow is an indicator of the Company's ability to support its dividend, after considering investments in capital assets which are necessary to maintain and enhance existing operations. The determination of operating cash flow adds back noncash depreciation expense to earnings and thereby does not reflect a charge for necessary capital expenditures. Management believes that free cash flow, free cash flow as a percent of net sales and dividends as a percent of free cash flow are useful to both management and investors as measures of the Company's ability to generate cash and support its dividend (U.S. GAAP measures: *operating cash flow, operating cash flow as a percent of net sales, dividends as a percent of operating cash flow*).

FINANCIAL REVIEW

Report of Management

The Company's management is responsible for the integrity and accuracy of the financial statements. Management believes that the financial statements for each of the years in the three-year period ended September 30, 2025 have been prepared in conformity with U.S. generally accepted accounting principles appropriate in the circumstances. In preparing the financial statements, management makes informed judgments and estimates where necessary to reflect the expected effects of events and transactions that have not been completed. The Company's disclosure controls and procedures ensure that material information required to be disclosed is recorded, processed, summarized and communicated to management and reported within the required time periods.

In meeting its responsibility for the reliability of the financial statements, management relies on a system of internal accounting controls. This system is designed to provide reasonable assurance that assets are safeguarded and transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U.S. generally accepted accounting principles. Although the design of this system recognizes that errors or irregularities may occur, management believes that the Company's internal accounting controls provide reasonable assurance that errors or irregularities that could be material to the financial statements are prevented or would be detected within a timely period.

The Audit Committee of the Board of Directors, which is composed solely of independent directors, is responsible for overseeing the Company's financial reporting process. The Audit Committee meets with management and the Company's internal auditors periodically to review the work of each and to monitor the discharge by each of its responsibilities. The Audit Committee also meets periodically with the independent auditors, who have free access to the Audit Committee and the Board of Directors, to discuss the quality and acceptability of the Company's financial reporting and internal controls, as well as nonaudit-related services.

The independent auditors are engaged to express an opinion on the Company's consolidated financial statements and on the Company's internal control over financial reporting. Their opinions are based on procedures that they believe to be sufficient to provide reasonable assurance that the financial statements contain no material errors and that the Company's internal controls are effective.

Management's Report on Internal Control Over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. With the participation of the Chief Executive Officer and the Chief Financial Officer, management conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework and the criteria established in *Internal Control - Integrated Framework* (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management has concluded that internal control over financial reporting was effective as of September 30, 2025.

The Company's auditor, KPMG LLP, an independent registered public accounting firm, has issued an audit report on the effectiveness of the Company's internal control over financial reporting.

/s/ S. L. Karsanbhai   /s/ Michael J. Baughman

S. L. Karsanbhai   Michael J. Baughman

President   *Executive Vice President*

and Chief Executive Officer   *and Chief Financial Officer*

Results of Operations

Years ended September 30

(Dollars in Item 7 are in millions, except per share amounts or where noted)

	2023	2024	2025	24 vs. 23	25 vs. 24
Net sales	$15,165	17,492	**18,016**	15 %	**3 %**
Gross profit	$7,427	8,885	**9,519**	20 %	**7 %**
Percent of sales	*49.0 %*	*50.8 %*	*52.8 %*	*1.8 pts*	**2.0 pts**
SG&A	$4,186	5,142	**5,103**		
Percent of sales	*27.6 %*	*29.4 %*	*28.3 %*	*1.8 pts*	**(1.1) pts**
Loss on Copeland note receivable	$ —	279	—		
Gain on subordinated interest	$ (161)	(79)	—		
Other deductions, net	$ 506	1,434	**1,245**		
Amortization of intangibles	*$ 482*	*1,077*	*884*		
Restructuring costs	*$ 72*	*228*	*136*		
Interest expense, net	$ 34	175	**237**		
Interest income from related party	$ (41)	(86)	—		
Earnings from continuing operations before income taxes	$2,903	2,020	**2,934**	(30)%	**45 %**
Percent of sales	*19.1 %*	*11.5 %*	*16.3 %*	*(7.6) pts*	**4.8 pts**
Earnings from continuing operations common stockholders	$2,286	1,618	**2,285**	(29)%	**41 %**
Percent of sales	*15.1 %*	*9.2 %*	*12.7 %*	*(5.9) pts*	**3.5 pts**
Net earnings common stockholders	$13,219	1,968	**2,293**	(85)%	**17 %**
Percent of sales	*87.2 %*	*11.2 %*	*12.7 %*	*(76.0) pts*	**1.5 pts**
Diluted EPS – Earnings from continuing operations	$ 3.96	2.82	**4.03**	(29)%	**43 %**
Diluted EPS – Net earnings	$22.88	3.43	**4.04**	(85)%	**18 %**
Adjusted Diluted EPS – Earnings from continuing operations	$ 4.44	5.49	**6.00**	24 %	**9 %**

OVERVIEW

On March 12, 2025, Emerson completed its purchase of the remaining outstanding shares of common stock of AspenTech not already owned by the Company for approximately $7.2 billion. As a result of the transaction, AspenTech is now a wholly owned subsidiary of the Company. AspenTech was reorganized upon completion of the transaction and now reports to Control Systems & Software leadership. AspenTech's results, which were previously reported as a separate segment, are now consolidated into the Control Systems & Software segment for all periods presented. See Notes 4 and 20.

On October 11, 2023, the Company completed the acquisition of National Instruments Corporation ("NI"), which is now referred to as Test & Measurement and reported as a segment in the Software and Control business group. NI provides software-connected automated test and measurement systems that enable enterprises to bring products to market faster and at a lower cost, and had revenues of approximately $1.7 billion for the 12 months ended September 30, 2023. See Note 4.

Overall, in 2025 sales were $18.0 billion, up 3 percent compared with the prior year. Underlying sales, which exclude foreign currency translation, acquisitions and divestitures, were also up 3 percent.

Net earnings from continuing operations attributable to common stockholders were $2,285 in 2025, up 41 percent compared with prior year earnings of $1,618, and diluted earnings per share from continuing operations were $4.03, up 43 percent versus $2.82 in 2024. The prior year included purchase accounting related impacts from the NI acquisition and higher associated restructuring charges, and a pretax loss of $279 ($217 after-tax, $0.38 per share) related to the Company's definitive agreement to sell its Copeland note receivable for $1.9 billion. Adjusted diluted earnings per share from continuing operations were $6.00 compared with $5.49 in the prior year, reflecting sales growth and strong operating performance.

The Company generated operating cash flow from continuing operations of $3.7 billion in 2025, an increase of $359, or 11 percent, reflecting higher earnings and favorable changes in working capital.

The table below presents the Company's diluted earnings per share from continuing operations on an adjusted basis to facilitate period-to-period comparisons and provide additional insight into the underlying, ongoing operating performance of the Company. Adjusted diluted earnings per share from continuing operations excludes intangibles amortization expense, restructuring expense, first year purchase accounting related items and transaction-related costs, interest income on undeployed proceeds related to the Copeland transaction, and certain gains, losses or impairments.

		2023	2024	2025
Diluted earnings from continuing operations per share	$	3.96	2.82	4.03
Amortization of intangibles		0.62	1.43	1.35
Restructuring and related costs		0.14	0.33	0.23
Acquisition/divestiture fees and related costs		0.13	0.26	0.33
Discrete taxes		—	(0.10)	0.06
Amortization of acquisition-related inventory step-up		—	0.38	—
Loss on Copeland note receivable		—	0.38	—
Loss on divestiture of businesses		—	0.09	—
Gain on subordinated interest		(0.21)	(0.10)	—
National Instruments investment gain		(0.07)	—	—
AspenTech Micromine purchase price hedge		(0.02)	—	—
Interest income on undeployed proceeds from Copeland transaction		(0.19)	—	—
Russia business exit charge		0.08	—	—
Adjusted diluted earnings from continuing operations per share	$	4.44	5.49	6.00

The table below summarizes the changes in adjusted diluted earnings per share from continuing operations. The items identified below are discussed throughout MD&A, see further discussion above and in the Business Segments and Financial Position sections below.

		2024	2025
Adjusted diluted earnings from continuing operations per share - prior year	$	4.44	5.49
Operations		1.06	0.62
Noncontrolling interests		—	0.13
Corporate and other		(0.02)	—
Stock compensation		0.05	(0.02)
Foreign currency		(0.07)	(0.01)
Pensions		—	(0.09)
Effective tax rate		(0.06)	—
Interest expense, net		0.06	(0.20)
Share count		0.03	0.08
Adjusted diluted earnings from continuing operations per share - current year	$	5.49	6.00

NET SALES

Net sales for 2025 were $18.0 billion, an increase of $0.5 billion, or 3 percent compared with 2024. Intelligent Devices sales increased 2 percent, while Software and Control sales increased 5 percent. Underlying sales were up 3 percent on 2.5 percent higher price and 0.5 percent higher volume. Underlying sales were up 5 percent in the U.S. and up 1 percent internationally.

Net sales for 2024 were $17.5 billion, an increase of $2.3 billion, or 15 percent compared with 2023. Intelligent Devices sales increased 5 percent, while Software and Control sales increased 48 percent, which included the impact of the Test & Measurement acquisition. Underlying sales increased 6 percent on 4 percent higher volume and 2 percent higher price. The Test & Measurement acquisition added 9.5 percent and the divestiture of Metran deducted 0.5 percent. Underlying sales were up 2 percent in the U.S. and up 9 percent internationally.

INTERNATIONAL SALES

Emerson is a global business with international sales representing 59 percent of total sales in 2025, including U.S. exports.

International destination sales, including U.S. exports, increased 1 percent, to $10.6 billion in 2025, reflecting the Company's overall increase in sales. U.S. exports of $1.4 billion were up 5 percent compared with 2024. Underlying international destination sales were up 1 percent. Underlying sales increased 3 percent in Asia, Middle East & Africa (China down 4 percent) and 7 percent in Canada, while Europe decreased 2 percent and Latin America was flat. Origin sales by international subsidiaries, including shipments to the U.S., totaled $9.4 billion in 2025, up 1 percent compared with 2024.

International destination sales, including U.S. exports, increased 18 percent, to $10.5 billion in 2024, reflecting the Company's overall increase in sales and the impact of the Test & Measurement acquisition. U.S. exports of $1.3 billion were up 26 percent compared with 2023. Underlying international destination sales were up 9 percent and the Test & Measurement acquisition added 9 percent. Underlying sales increased 7 percent in Europe, 8 percent in Asia, Middle East & Africa (China down 3 percent), 21 percent in Latin America and 5 percent in Canada. Origin sales by international subsidiaries, including shipments to the U.S., totaled $9.3 billion in 2024, up 20 percent compared with 2023.

ACQUISITIONS AND DIVESTITURES

Portfolio management is an integral component of Emerson's growth and value creation strategy. Over the past three years, the Company has taken significant actions to accelerate the transformation of its portfolio through the completion of strategic acquisitions and divestitures of non-core businesses. These actions were undertaken to create a cohesive, higher growth and higher margin industrial technology portfolio as a global automation leader serving a diversified set of end markets. The Company's recent portfolio actions include the following transactions:

On March 12, 2025, Emerson completed its purchase of the remaining outstanding shares of common stock of AspenTech not already owned by the Company for approximately $7.2 billion. Emerson also incurred fees of $76 ($65 after-tax) and paid $76 to settle certain AspenTech share-based awards that were outstanding prior to the transaction closing. The purchase of the remaining outstanding shares and related costs are reported as an adjustment to Equity. Separately, AspenTech incurred $127 ($113 after-tax) of deal-related fees which are reported as acquisition/divestiture costs in Other deductions, net. AspenTech is now reported as a part of the Control Systems & Software segment in the Software and Control business group, see Note 20.

On November 15, 2024, AspenTech acquired Open Grid Systems Limited, a global provider of network model management technology and a pioneer in developing model-driven applications supporting open access to data through industry standards, for a total purchase price of $46, net of cash acquired.

On October 11, 2023, the Company completed the acquisition of National Instruments Corporation ("NI") at an equity value of $8.2 billion. NI, which provides software-connected automated test and measurement systems that enable enterprises to bring products to market faster and at a lower cost, had revenues of approximately $1.7 billion and pretax earnings of approximately $170 for the 12 months ended September 30, 2023.

In 2023, the Company acquired two businesses, Flexim, which is reported in the Measurement & Analytical segment, and Afag, which is reported in the Discrete Automation segment, for $715, net of cash acquired.

On May 31, 2023, the Company completed the sale of a majority stake in its Climate Technologies business (which constitutes the former Climate Technologies segment, excluding Therm-O-Disc which was divested earlier in 2022) to private equity funds managed by Blackstone in a $14.0 billion transaction. The Company recognized a pretax gain of approximately $10.6 billion (approximately $8.4 billion after-tax including tax expense recognized in prior quarters related to subsidiary restructurings). The standalone business is named Copeland.

Subsequently, on June 6, 2024, the Company entered into definitive agreements to sell its 40 percent non-controlling common equity interest in Copeland to private equity funds managed by Blackstone for $1.5 billion and its note receivable to Copeland for $1.9 billion and the transactions were completed in August 2024.

On March 31, 2023, Emerson completed the divestiture of Metran, its Russia-based manufacturing subsidiary and in 2023, recognized a pretax loss of $47 in Other deductions ($47 after-tax, in total $0.08 per share) related to its exit of business operations in Russia. Emerson's historical net sales in Russia represented approximately 2.0 percent of consolidated annual sales.

On October 31, 2022, the Company completed the divestiture of its InSinkErator business, which manufactures food waste disposers, to Whirlpool Corporation for $3.0 billion, and the Company recognized a pretax gain of approximately $2.8 billion (approximately $2.1 billion after-tax) in 2023.

See Notes 4, 5 and 8 and Item 1A - "Risk Factors" for further information on acquisitions and divestitures.

COST OF SALES
Cost of sales for 2025 were $8,497, a decrease of $110 compared with $8,607 in 2024. Gross profit was $9,519 in 2025 compared to $8,885 in 2024, while gross margin increased 2.0 percentage points to 52.8 percent. The prior year reflected the impact from acquisition-related inventory step-up amortization of $231, which negatively impacted margins by approximately 1.3 percentage points. Favorable price less net material inflation also contributed to the increase in gross margin.

Cost of sales for 2024 were $8,607, an increase of $869 compared with $7,738 in 2023, reflecting the impact of higher volume and the Test & Measurement acquisition. Gross profit was $8,885 in 2024 compared to $7,427 in 2023, while gross margin increased 1.8 percentage points to 50.8 percent, reflecting the Test & Measurement acquisition and higher price partially offset by the impact from acquisition-related inventory step-up amortization of $231, which negatively impacted margins by approximately 1.3 percentage points.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
SG&A expenses of $5,103 in 2025 decreased $39 compared with 2024 and SG&A as a percent of sales decreased 1.1 percentage points to 28.3 percent, reflecting savings from cost reduction actions (primarily at Test & Measurement and AspenTech).

SG&A expenses of $5,142 in 2024 increased $956 compared with 2023 and SG&A as a percent of sales increased 1.8 percentage points to 29.4 percent, reflecting the impact of the Test & Measurement acquisition, partially offset by strong operating leverage on higher sales.

SALE OF COPELAND NOTE RECEIVABLE AND EQUITY INTEREST
On June 6, 2024, the Company entered into definitive agreements to sell its 40 percent non-controlling common equity interest in Copeland to private equity funds managed by Blackstone for $1.5 billion and its note receivable to Copeland for $1.9 billion, and the transactions were subsequently completed in August 2024. Upon entering into the note agreement, the Company recorded a pretax loss in continuing operations of $279 ($217 after-tax, $0.38 per share) to adjust the carrying value of the note to $1.9 billion to reflect the transaction price, while the Company recognized a gain of $539 ($435 after-tax) in discontinued operations upon the sale of the common equity interest.

GAIN ON SUBORDINATED INTEREST
In 2023, the Company received distributions related to its subordinated interest in Vertiv totaling $161 ($122 after-tax, $0.21 per share) and received $15 related to gains recognized in 2022. In 2024, the Company received its final distribution of $79 ($60 after-tax, $0.10 per share).

OTHER DEDUCTIONS, NET
Other deductions, net were $1,245 in 2025, a decrease of $189 compared with 2024, reflecting lower intangibles amortization of $193 (including $136 of backlog amortization in the prior year related to the Test & Measurement

acquisition) and lower restructuring expense of $92, partially offset by higher acquisition/divestiture fees and related costs which increased by $118. The prior year also included divestiture losses of $48.

Other deductions, net were $1,434 in 2024, an increase of $928 compared with 2023. 2024 included intangibles amortization related to the Test & Measurement acquisition of $560, while restructuring costs increased by $156 and acquisition/divestiture costs increased by $27. The Company also incurred divestiture losses of $48 ($50 after-tax, $0.09 per share).

INTEREST EXPENSE, NET

Interest expense, net was $237, $175 and $34 in 2025, 2024 and 2023, respectively. The increase in 2025 reflects higher levels of debt to support the AspenTech transaction. Results in 2023 included interest income on undeployed proceeds from the Copeland transaction of $141 ($108 after-tax, $0.19 per share).

Interest income from related party was $86 and $41 in 2024 and 2023, respectively and reflects non-cash interest income on the Copeland note receivable, which was capitalized to the carrying value of the note through the date of the sale agreement.

EARNINGS BEFORE INCOME TAXES

Pretax earnings from continuing operations of $2,934 increased $914 in 2025, up 45 percent compared with 2024. Earnings increased $146 in Intelligent Devices and increased $545 in Software and Control.

Pretax earnings from continuing operations of $2,020 decreased $883 in 2024, down 30 percent compared with 2023, which included the impact of acquisition-related inventory step-up amortization, higher amortization due to the Test & Measurement acquisition, and the loss on the Copeland note receivable. Earnings increased $191 in Intelligent Devices and decreased $140 in Software and Control.

INCOME TAXES

Income taxes were $696, $415 and $642 for 2025, 2024 and 2023, respectively, resulting in effective tax rates of 24 percent, 21 percent and 22 percent in 2025, 2024 and 2023, respectively. The current year rate was negatively impacted by discrete tax items totaling $36 ($0.06 per share) and fees incurred by AspenTech which were not fully deductible (see Note 4). In total, the net impact of these items increased the rate by approximately 2 percentage points. The prior year rate included a $57 ($0.10 per share) benefit related to discrete tax items and a benefit from return-to-provision adjustments related to the filing of the prior year U.S. tax return, partially offset by unfavorable impacts from inventory step-up amortization and the divestiture losses (see Note 4), which were non-deductible for tax purposes. In total, the net impact of these items benefited the rate by approximately 1 percentage point. See Note 16.

NET EARNINGS AND EARNINGS PER SHARE

Net earnings from continuing operations attributable to common stockholders in 2025 were $2,285, up 41 percent compared with 2024, and diluted earnings per share from continuing operations were $4.03, up 43 percent compared with $2.82 in 2024. Adjusted diluted earnings per share from continuing operations were $6.00 compared with $5.49 in the prior year. See the analysis of adjusted earnings per share in the Overview section for further details. Earnings from discontinued operations attributable to common stockholders in 2025 were $8 ($0.01 per share), compared to $350 ($0.61 per share) in 2024. Net earnings attributable to common stockholders were $2,293 ($4.04 per share) compared with $1,968 ($3.43 per share) in 2024.

Net earnings from continuing operations attributable to common stockholders in 2024 were $1,618, down 29 percent compared with 2023, and diluted earnings per share from continuing operations were $2.82, down 29 percent compared with $3.96 in 2023, reflecting the impact of acquisition-related inventory step-up amortization, higher amortization due to the Test & Measurement acquisition, and the loss on the Copeland note receivable. Adjusted diluted earnings per share from continuing operations were $5.49 compared with $4.44 in the prior year. See the analysis of adjusted earnings per share in the Overview section for further details. Earnings from discontinued operations attributable to common stockholders in 2024 were $350 ($0.61 per share) and included the gain on the sale of the Company's 40 percent non-controlling common equity interest in Copeland of $539 ($435 after-tax). Earnings from discontinued operations in 2023 were $10,933 ($18.92 per share), which included the $8.4 billion after-tax gain on the Copeland transaction and the $2.1 billion after-tax gain on the divestiture of InSinkErator. See Note 5. Net earnings common stockholders were $1,968 ($3.43 per share) in 2024 compared with $13,219 ($22.88 per share) in 2023.

The table below, which shows results on an adjusted EBITA basis, is intended to supplement the Company's discussion of its results of operations herein.

	2023	2024	2025	24 vs. 23	25 vs. 24
Earnings from continuing operations before income taxes	$ 2,903	2,020	**2,934**	(30)%	**45 %**
Percent of sales	19.1 %	11.5 %	**16.3 %**	*(7.6) pts*	*4.8 pts*
Interest expense, net	34	175	**237**		
Interest income from related party	(41)	(86)	**—**		
Amortization of intangibles	678	1,274	**1,083**		
Restructuring and related costs	92	244	**162**		
Acquisition/divestiture fees and related costs	84	220	**277**		
Amortization of acquisition-related inventory step-up	—	231	**—**		
Loss on Copeland note receivable	—	279	**—**		
Loss on divestitures of businesses	—	48	**—**		
Gain on subordinated interest	(161)	(79)	**—**		
National Instruments investment gain	(56)	—	**—**		
AspenTech Micromine purchase price hedge	(24)	—	**—**		
Russia business exit charge	47	—	**—**		
Adjusted EBITA from continuing operations	$ 3,556	4,326	**4,693**	22 %	**8 %**
Percent of sales	23.4 %	24.7 %	**26.0 %**	*1.3 pts*	*1.3 pts*

Business Segments

Following is an analysis of segment results for 2025 compared with 2024, and 2024 compared with 2023. The Company defines segment earnings as earnings before interest and income taxes.

INTELLIGENT DEVICES

	2024	2025	Change	FX	Acq/Div	U/L
Sales:						
Final Control	$ 4,204	**4,380**	4 %	**— %**	**— %**	**4 %**
Measurement & Analytical	4,061	**4,143**	2 %	**— %**	**— %**	**2 %**
Discrete Automation	2,506	**2,521**	1 %	**— %**	**— %**	**1 %**
Safety & Productivity	1,390	**1,356**	(2)%	**(1)%**	**— %**	**(3)%**
Total	$ 12,161	**12,400**	2 %	**— %**	**— %**	**2 %**
Earnings:						
Final Control	$ 977	**1,081**	11 %			
Measurement & Analytical	1,056	**1,112**	5 %			
Discrete Automation	466	**469**	1 %			
Safety & Productivity	308	**291**	(5)%			
Total	$ 2,807	**2,953**	5 %			
Margin	*23.1 %*	***23.8 %***	0.7 pts			
Amortization of intangibles:						
Final Control	$ 87	**86**				
Measurement & Analytical	55	**45**				
Discrete Automation	34	**32**				
Safety & Productivity	26	**27**				
Total	$ 202	**190**				
Restructuring and related costs:						
Final Control	$ 17	**9**				
Measurement & Analytical	26	**25**				
Discrete Automation	35	**30**				
Safety & Productivity	7	**5**				
Total	$ 85	**69**				
Adjusted EBITA	$ 3,094	**3,212**	4 %			
Adjusted EBITA Margin	*25.4 %*	***25.9 %***	0.5 pts			

2025 vs. 2024 - Intelligent Devices sales were $12.4 billion in 2025, an increase of $239, or 2 percent. Underlying sales increased 2 percent on higher price, while volume was favorable at Final Control and Measurement & Analytical, offset by decreased volume at Discrete Automation and Safety & Productivity. Underlying sales increased 3 percent in the Americas (U.S. up 4 percent), decreased 3 percent in Europe and increased 2 percent in Asia, Middle East & Africa (China down 3 percent). Sales for Final Control increased $176, or 4 percent, reflecting strength in power end markets. Sales for Measurement & Analytical increased $82, or 2 percent, reflecting mixed geographic results and difficult comparisons. Discrete Automation sales increased $15, or 1 percent, reflecting solid growth in the Americas, mostly offset by softness in Europe and Asia, Middle East & Africa. Safety & Productivity sales decreased $34, or 2 percent, reflecting softness in all geographies. Earnings for Intelligent Devices were $2,953, an increase of $146, or 5 percent, and margin increased 0.7 percentage points to 23.8 percent, reflecting favorable price less net material inflation. Adjusted EBITA margin was 25.9 percent, an increase of 0.5 percentage points.

INTELLIGENT DEVICES

	2023	2024	Change	FX	Acq/Div	U/L
Sales:						
Final Control	$ 3,970	4,204	6 %	— %	— %	6 %
Measurement & Analytical	3,595	4,061	13 %	— %	1 %	14 %
Discrete Automation	2,635	2,506	(5)%	— %	— %	(5)%
Safety & Productivity	1,388	1,390	— %	— %	— %	— %
Total	$ 11,588	12,161	5 %	— %	— %	5 %
Earnings:						
Final Control	$ 865	977	13 %			
Measurement & Analytical	936	1,056	13 %			
Discrete Automation	509	466	(9)%			
Safety & Productivity	306	308	1 %			
Total	$ 2,616	2,807	7 %			
Margin	*22.6 %*	*23.1 %*	0.5 pts			
Amortization of intangibles:						
Final Control	$ 88	87				
Measurement & Analytical	27	55				
Discrete Automation	29	34				
Safety & Productivity	26	26				
Total	$ 170	202				
Restructuring and related costs:						
Final Control	$ 28	17				
Measurement & Analytical	13	26				
Discrete Automation	27	35				
Safety & Productivity	—	7				
Total	$ 68	85				
Adjusted EBITA	$ 2,854	3,094	8 %			
Adjusted EBITA Margin	*24.6 %*	*25.4 %*	0.8 pts			

2024 vs. 2023 - Intelligent Devices sales were $12.2 billion in 2024, an increase of $573, or 5 percent. Underlying sales increased 5 percent on 3 percent higher volume and 2 percent higher price. Underlying sales increased 3 percent in the Americas (U.S. up 1 percent), increased 5 percent in Europe and increased 9 percent in Asia, Middle East & Africa (China down 2 percent). Sales for Final Control increased $234, or 6 percent, reflecting strength in energy and power end markets. Sales for Measurement & Analytical increased $466, or 13 percent, reflecting robust growth in all geographies and strong backlog conversion. Discrete Automation sales decreased $129, or 5 percent, reflecting softness in all geographies. Safety & Productivity sales increased $2, essentially flat, reflecting moderate results across all geographies. Earnings for Intelligent Devices were $2,807, an increase of $191, or 7 percent, and margin increased 0.5 percentage points to 23.1 percent, reflecting leverage on higher sales and favorable price less net material inflation, partially offset by increases in other costs. Adjusted EBITA margin was 25.4 percent, an increase of 0.8 percentage points.

SOFTWARE AND CONTROL

	2024	2025	Change	FX	Acq/Div	U/L
Sales:						
Control Systems & Software	$ 3,935	**4,205**	7 %	— %	— %	7 %
Test & Measurement	1,464	**1,486**	2 %	(1)%	— %	1 %
Total	$ 5,399	**5,691**	5 %	— %	— %	5 %
Earnings:						
Control Systems & Software	$ 572	**895**	57 %			
Test & Measurement	(290)	**(68)**	77 %			
Total	$ 282	**827**	193 %			
Margin	*5.2 %*	***14.5 %***	9.3 pts			
Amortization of intangibles:						
Control Systems & Software	$ 512	**468**				
Test & Measurement	560	**425**				
Total	$ 1,072	**893**				
Restructuring and related costs:						
Control Systems & Software	$ 23	**25**				
Test & Measurement	81	**18**				
Total	$ 104	**43**				
Adjusted EBITA	$ 1,458	**1,763**	21 %			
Adjusted EBITA Margin	*27.0 %*	***31.0 %***	4.0 pts			

2025 vs. 2024 - Software and Control sales were $5.7 billion in 2025, an increase of $292, or 5 percent compared to the prior year. Underlying sales increased 5 percent on 2.5 percent higher volume and 2.5 percent higher price. Underlying sales increased 9 percent in the Americas (U.S. up 10 percent), decreased 1 percent in Europe and increased 4 percent in Asia, Middle East & Africa (China down 6 percent). Sales for Control Systems & Software increased $270, or 7 percent, reflecting strong growth at AspenTech (including a favorable impact related to the timing of contract renewals) and favorable demand in process and power end markets across all geographies. Test & Measurement sales increased $22, or 2 percent, reflecting strong growth in the Americas, offset by softness in Europe and China. Earnings for Software and Control were $827, an increase of $545, or 193 percent, and margin increased 9.3 percentage points to 14.5 percent, reflecting leverage on higher Control Systems & Software sales (including a benefit related to the timing of AspenTech contract renewals), higher price, savings from cost reduction actions (primarily at Test & Measurement and AspenTech), lower intangibles amortization, and lower restructuring and related costs compared to the prior year. Adjusted EBITA margin was 31.0 percent, an increase of 4.0 percentage points.

SOFTWARE AND CONTROL

	2023	2024	Change	FX	Acq/Div	U/L
Sales:						
Control Systems & Software	$ 3,648	3,935	8 %	— %	— %	8 %
Test & Measurement	—	1,464				
Total	$ 3,648	5,399	48 %	— %	(40)%	8 %
Earnings:						
Control Systems & Software	$ 422	572	35 %			
Test & Measurement	—	(290)				
Total	$ 422	282	(33)%			
Margin	*11.6 %*	*5.2 %*	*(6.4) pts*			
Amortization of intangibles:						
Control Systems & Software	$ 508	512				
Test & Measurement	—	560				
Total	$ 508	1,072				
Restructuring and related costs:						
Control Systems & Software	$ 10	23				
Test & Measurement	—	81				
Total	$ 10	104				
Adjusted EBITA	$ 940	1,458	55 %			
Adjusted EBITA Margin	*25.8 %*	*27.0 %*	*1.2 pts*			

2024 vs. 2023 - Software and Control sales were $5.4 billion in 2024, an increase of $1,751, or 48 percent compared to 2023, reflecting the impact of the NI acquisition. Underlying sales increased 8 percent on 5 percent higher volume and 3 percent higher price. Underlying sales increased 8 percent in the Americas (U.S. up 7 percent), increased 9 percent in Europe and increased 8 percent in Asia, Middle East & Africa (China down 5 percent). Sales for Control Systems & Software increased $287, or 8 percent, reflecting strong international demand in process and hybrid end markets while power end markets were strong globally. AspenTech sales were up modestly. Test & Measurement sales were $1,464. Earnings for Software and Control were $282, a decrease of $140, or 33 percent, and margin decreased 6.4 percentage points to 5.2 percent, reflecting the impact from $560 of incremental intangibles amortization related to the Test & Measurement acquisition. Adjusted EBITA margin was 27.0 percent, an increase of 1.2 percentage points, reflecting leverage on higher sales and higher price, partially offset by the impact of the Test & Measurement acquisition.

Financial Position, Liquidity and Capital Resources

Emerson maintains a conservative financial structure to provide the strength and flexibility necessary to achieve our strategic objectives and efficiently deploy cash where needed worldwide to fund operations, complete acquisitions and sustain long-term growth. Emerson is in a strong financial position, with total assets of $42 billion and stockholders' equity of $20 billion, and has the resources available for reinvestment in existing businesses, strategic acquisitions and managing its capital structure on a short- and long-term basis.

The Company continues to generate substantial operating cash flow, including approximately $3.7 billion from continuing operations in 2025. Cash flows have been and are expected to be sufficient for at least the next 12 months to meet the Company's operating requirements, including those related to salaries and wages, working capital, capital expenditures, and other liquidity requirements associated with operations. The Company also has certain contractual obligations, primarily long-term debt and operating leases (see Notes 9, 12 and 13). The Company has been able to readily meet all its funding requirements and currently believes that sufficient funds will be available to meet its needs for the foreseeable future through operating cash flow, existing resources, short- and long-term debt capacity, or its revolving backup credit facilities under which it has not incurred any borrowings.

CASH FLOW

	2023	2024	**2025**
Operating Cash Flow	$ 2,710	3,317	**3,676**
Percent of sales	*17.9 %*	*19.0 %*	***20.4 %***
Capital Expenditures	$ 363	419	**431**
Percent of sales	*2.4 %*	*2.4 %*	***2.4 %***
Free Cash Flow (Operating Cash Flow less Capital Expenditures)	$ 2,347	2,898	**3,245**
Percent of sales	*15.5 %*	*16.6 %*	***18.0 %***
Operating Working Capital	$ 1,283	1,394	**2,039**
Percent of sales	*8.5 %*	*8.0 %*	***11.3 %***

Operating cash flow from continuing operations for 2025 was $3.7 billion, an increase of $359, or 11 percent compared with 2024, reflecting higher earnings and favorable changes in working capital. Operating cash flow from continuing operations for 2024 was $3.3 billion, an increase of 22 percent compared to $2.7 billion in 2023, reflecting higher earnings (excluding the impact of non-cash items related to the NI acquisition and the loss on the Copeland note receivable). Acquisition-related costs and integration activities negatively impacted 2024 operating cash flow by approximately $235.

At September 30, 2025, operating working capital as a percent of sales was 11.3 percent compared with 8.0 percent in 2024 and 8.5 percent in 2023. The change in operating working capital compared to the prior year was due to the payment of income taxes of approximately $0.6 billion in 2025 related to the sale of the Company's 40 percent non-controlling common equity interest in Copeland. Total operating working capital increased in 2024 due to the NI acquisition, but improved as a percent of sales compared to 2023 due to improvements in inventory levels.

Free cash flow from continuing operations (operating cash flow less capital expenditures) was $3,245 in 2025, up 12 percent, reflecting the increase in operating cash flow. Free cash flow from continuing operations was $2,898 in 2024, compared with $2,347 in 2023. Net cash paid in connection with acquisitions was $37, $8,342 and $705 in 2025, 2024 and 2023, respectively.

Total cash provided by operating activities including the impact of discontinued operations was $3,098, $3,332 and $637 in 2025, 2024 and 2023, respectively. The decrease in 2025 reflected higher operating cash flow from continuing operations, offset by approximately $0.6 billion of income taxes paid related to the sale of the Company's 40 percent non-controlling common equity interest in Copeland. The lower cash flow in 2023 was due to approximately $2.3 billion of income taxes paid related to the gains on the Copeland transaction and InSinkErator divestiture and subsidiary restructurings related to the Copeland transaction.

Dividends were $1,192 ($2.11 per share) in 2025, compared with $1,201 ($2.10 per share) in 2024 and $1,198 ($2.08 per share) in 2023. In November 2025, the Board of Directors voted to increase the quarterly cash dividend to an annualized rate of $2.22 per share.

Purchases of Emerson common stock totaled $1,167, $435 and $2,000 in 2025, 2024 and 2023, respectively, at average per share prices of $125.66, $99.04 and $94.09. AspenTech repurchases were $208 in 2024. In November 2025, the Board of Directors authorized the purchase of up 50 million shares. This is in addition to the authorization approved by the Board in March 2020 for the purchase of up to 60 million shares, of which approximately 19.6 million shares remain available at September 30, 2025. The Company purchased 9.3 million shares in 2025, 4.4 million shares in 2024 and 21.3 million shares in 2023.

LEVERAGE/CAPITALIZATION

	2023	2024	**2025**
Total Assets	$42,746	44,246	**41,964**
Long-term Debt	$ 7,610	7,155	**8,319**
Common Stockholders' Equity	$20,689	21,636	**20,282**
Total Debt-to-Total Capital Ratio	28.3 %	26.2 %	**39.3 %**
Net Debt-to-Net Capital Ratio	0.5 %	15.9 %	**36.2 %**
Operating Cash Flow-to-Debt Ratio	33.2 %	43.2 %	**28.0 %**
Interest Coverage Ratio	12.1X	7.2X	**8.6X**

Total debt, which includes long-term debt, current maturities of long-term debt, commercial paper and other short-term borrowings, was $13,116, $7,687 and $8,157 as of September 30, 2025, 2024 and 2023, respectively. The increase in 2025 reflects increased short-term borrowings and long-term debt to fund the AspenTech transaction. Overall, the Company's commercial paper borrowings increased to approximately $4.2 billion at September 30, 2025. In March 2025, the Company issued €500 of 3.0% notes due March 2031, $500 of 5.0% notes due March 2035, and €500 of 3.5% notes due March 2037. The decrease in 2024 reflected the repayment of €500 of 0.375% euro notes that matured in May 2024. See Note 4 and Note 13.

The increase in the debt-to-total capital ratios in 2025 reflects the increased commercial paper and long-term debt discussed above. The total debt-to-capital ratio decreased slightly in 2024, reflecting repayments of long-term debt, while the net debt-to-net capital ratio increased reflecting the use of cash held on the balance sheet at September 30, 2023 that was used to complete the NI acquisition. Although the Company's financial leverage and debt ratios are currently elevated compared to its historical levels, Emerson expects to retain its investment-grade long-term debt ratings. Further, the Company expects its leverage and debt ratios to improve through disciplined capital allocation, which includes using a portion of its cash flows to reduce net debt.

The interest coverage ratio is computed as earnings before income taxes plus interest expense, divided by interest expense. The interest coverage ratio in 2025 reflects higher interest expense due to the increased short-term borrowings and long-term debt discussed above. The lower ratio in 2024 reflects lower GAAP pretax earnings largely due to the NI acquisition. Excluding the impact from acquisition-related inventory step-up amortization of $231, higher intangibles amortization of $595, acquisition/divestiture fees and related costs of $220, higher restructuring and related costs of $152, the loss of $279 on the Copeland note receivable and the gain on the subordinated interest of $79, the interest coverage ratio was 11.6X.

On February 11, 2025, the Company entered into a $3 billion, 364-day revolving backup credit facility to support increased commercial paper borrowings in connection with the AspenTech transaction. This facility is in addition to the Company's existing $3.5 billion revolving backup credit facility with various banks, which was entered into in February 2023. The credit facilities are maintained to support general corporate purposes, including commercial paper borrowings. The Company has not incurred any borrowings under these or previous facilities. The credit facilities contain no financial covenants and are not subject to termination based on a change of credit rating or material adverse changes. The facilities are unsecured and may be accessed under various interest rate alternatives at the Company's option. Fees to maintain the facilities are immaterial. The Company also maintains a universal shelf registration statement on file with the SEC under which it can issue debt securities, preferred stock, common stock, warrants, share purchase contracts or share purchase units without a predetermined limit. Securities can be sold in one or more separate offerings with the size, price and terms to be determined at the time of sale.

FINANCIAL INSTRUMENTS

In the normal course of business, the Company is exposed to changes in interest rates and foreign currency exchange rates due to its worldwide presence and diverse business profile and selectively uses derivative financial instruments, including forwards, swaps and purchased options to manage these risks. The Company does not hold derivatives for trading or speculative purposes. The value of derivatives and other financial instruments is subject to change as a result of market movements in rates and prices. Sensitivity analysis is one technique used to forecast the impact of these movements. Based on a hypothetical 10 percent increase in interest rates or a 10 percent weakening in the U.S. dollar across all currencies, the potential losses in future earnings, fair value or cash flows are not material. Sensitivity analysis has limitations; for example, a weaker U.S. dollar would benefit future earnings through favorable translation of non-U.S. operating results. See Notes 1, and 11 through 13.

Critical Accounting Policies

Preparation of the Company's financial statements requires management to make judgments, assumptions and estimates regarding uncertainties that could affect reported revenue, expenses, assets, liabilities and equity. Note 1 describes the significant accounting policies used in preparation of the consolidated financial statements. The most significant areas where management judgments and estimates impact the primary financial statements are described below. Actual results in these areas could differ materially from management's estimates under different assumptions or conditions.

REVENUE RECOGNITION

The Company evaluates its contracts with customers to identify the promised goods or services and recognizes revenue for the identified performance obligations at the amount the Company expects to be entitled to in exchange for those goods or services. A performance obligation is a promise in a contract to transfer a distinct good or service to a customer. Revenue is recognized when, or as, performance obligations are satisfied and control has transferred to the customer, typically when products are shipped or delivered, title and risk of loss pass to the customer, and the Company has a present right to payment. The majority of the Company's revenues relate to a broad offering of manufactured products and software which are recognized at the point in time when control transfers, generally in accordance with shipping terms, or the first day of the contractual term for software. A portion of the Company's revenues relate to the sale of post-contract customer support, parts and labor for repairs, and engineering services.

In some circumstances, contracts include multiple performance obligations, where revenue is recognized separately for each good or service, as well as contracts where revenue is recognized over time as control transfers to the customer. Tangible products represent a large majority of the delivered items in contracts with multiple performance obligations or where revenue is recognized over time, while a smaller portion is attributable to installation, service and maintenance. In sales arrangements that involve multiple performance obligations, revenue is allocated based on the relative standalone selling price for each performance obligation. Observable selling prices from actual transactions are used whenever possible. In other instances, the Company determines the standalone selling price based on third-party pricing or management's best estimate. For projects where revenue is recognized over time, the Company typically uses an input method to determine progress and recognize revenue, based on costs incurred. The Company believes costs incurred closely correspond with its performance under the contract and the transfer of control to the customer. The Company also has software maintenance contracts where revenue is recognized ratably over the maintenance term.

VALUATION OF ASSETS AND LIABILITIES

Assets and liabilities acquired in business combinations, including intangible assets, are accounted for using the acquisition method and recorded at their respective fair values. In 2024, the Company completed the acquisition of National Instruments Corporation and engaged an independent third-party valuation specialist to assist in the determination of the fair value of intangible assets. This included the use of certain assumptions and estimates, including projected revenue for customer relationship and developed technology intangible assets, the attrition rate for customer relationship intangible assets, and the obsolescence rate for developed technology intangible assets. Although we believe the assumptions and estimates to be reasonable and appropriate, they require judgment and are based on experience and historical information obtained from National Instruments Corporation.

LONG-LIVED ASSETS

Long-lived assets, which include property, plant and equipment, goodwill and identifiable intangible assets, are reviewed for impairment whenever events or changes in business circumstances indicate impairment may exist. If the Company determines that the carrying value of a long-lived asset may not be recoverable, a permanent impairment charge is recorded for the amount by which the carrying value of the long-lived asset exceeds its estimated fair value. Reporting units are also reviewed for possible goodwill impairment at least annually, in the fourth quarter. If an initial assessment indicates it is more likely than not an impairment may exist, it is evaluated by comparing the reporting unit's estimated fair value to its carrying value. Fair value is generally estimated using an income approach that discounts estimated future cash flows using discount rates judged by management to be commensurate with the applicable risk. Estimates of future sales, operating results, cash flows and discount rates are subject to changes in the economic environment, including such factors as the general level of market interest rates, expected equity market returns and the volatility of markets served, particularly when recessionary economic circumstances continue for an extended period of time.

RETIREMENT PLANS

The Company maintains a prudent long-term investment strategy consistent with the duration of pension obligations. The determination of defined benefit plan expense and liabilities is dependent on various assumptions, including the expected annual rate of return on plan assets, the discount rate and the rate of annual compensation increases. In accordance with U.S. generally accepted accounting principles, actual results that differ from the Company's assumptions are accumulated as deferred actuarial gains or losses and amortized to expense in future periods. The Company's principal U.S. defined benefit plan is closed to employees hired after January 1, 2016 while shorter-tenured employees ceased accruing benefits effective October 1, 2016. Effective January 1, 2025, the Company implemented a new profit sharing retirement program for all U.S. non-union employees. Eligible employees receive a base contribution to a cash balance account administered within the principal U.S. defined benefit plan, funded by surplus pension assets, as well as a potential profit sharing contribution to their defined contribution account. For employees that had continued to accrue benefits in the principal U.S. defined benefit plan, future service after December 31, 2024 is frozen.

As of September 30, 2025, the U.S. pension plans were overfunded by $856 in total (approximately 29 percent in excess of the projected benefit obligation), including unfunded plans totaling $161. The non-U.S. plans were underfunded by $65, including unfunded plans totaling $242. The Company contributed a total of $46 to defined benefit plans in 2025 and expects to contribute approximately $40 in 2026. At year-end 2025, the discount rate for U.S. plans was 5.27 percent, and was 4.97 percent in 2024. The assumed investment return on plan assets was 6.50 percent in 2025, 6.50 percent in 2024 and 6.00 percent in 2023, and will be 6.75 percent for 2026. While management believes its assumptions used are appropriate, actual experience may differ. A 0.25 percentage point decrease in the U.S. and non-U.S. discount rates would have increased the total projected benefit obligation at September 30, 2025 by $100 and increased 2026 pension expense by $10. A 0.25 percentage point decrease in the expected return on plan assets would increase 2026 pension expense by $10. See Note 14.

CONTINGENT LIABILITIES

The Company is a party to a number of pending legal proceedings and claims, including those involving general and product liability (including asbestos) and other matters, several of which claim substantial amounts of damages. The Company accrues for such liabilities when it is probable that future costs (including legal fees and expenses) will be incurred and such costs can be reasonably estimated. Accruals are based on developments to date; management's estimates of the outcomes of these matters; and the Company's experience in contesting, litigating and settling similar matters. The Company engages an outside expert to develop an actuarial estimate of its expected costs to resolve all pending and future asbestos claims, including defense costs, as well as its related insurance receivables. The reserve for asbestos litigation, which is recorded on an undiscounted basis, is based on projected claims through 2065.

Although it is not possible to predict the ultimate outcome of these matters, the Company historically has been largely successful in defending itself against claims and suits that have been brought against it, and will continue to defend itself vigorously in all such matters. While the Company believes a material adverse impact is unlikely, given the inherent uncertainty of litigation, a remote possibility exists that a future development could have a material adverse impact on the Company. See Note 15.

INCOME TAXES

Income tax expense and tax assets and liabilities reflect management's assessment of taxes paid or expected to be paid (received) on items included in the financial statements. Deferred tax assets and liabilities arise from temporary differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and consideration of operating loss and tax credit carryforwards. Deferred income taxes are measured using enacted tax rates in effect for the year in which the temporary differences are expected to be recovered or settled. The impact on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date. Valuation allowances are provided to reduce deferred tax assets to the amount that will more likely than not be realized. This requires management to make judgments and estimates regarding the amount and timing of the reversal of taxable temporary differences, expected future taxable income, and the impact of tax planning strategies.

Uncertainty exists regarding tax positions taken in previously filed tax returns which remain subject to examination, along with positions expected to be taken in future returns. The Company provides for unrecognized tax benefits, based on the technical merits, when it is more likely than not that an uncertain tax position will not be sustained upon examination. Adjustments are made to the uncertain tax positions when facts and circumstances change, such as the closing of a tax audit; changes in applicable tax laws, including tax case rulings and legislative guidance; or expiration of the applicable statute of limitations.

Cash repatriated to the U.S. is generally not subject to U.S. federal income taxes. No provision is made for withholding taxes and any other applicable income taxes on the undistributed earnings of non-U.S. subsidiaries where these earnings are considered indefinitely reinvested or otherwise retained for continuing international operations. Determination of the amount of taxes that might be paid on these undistributed earnings if eventually remitted is not practicable. See Notes 1 and 16.

Other Items

LEGAL MATTERS
At September 30, 2025, there were no known contingent liabilities (including guarantees, pending litigation, taxes and other claims) that management believes will be material in relation to the Company's financial statements, nor were there any material commitments outside the normal course of business.

NEW ACCOUNTING PRONOUNCEMENTS
In the fourth quarter of 2025, the Company adopted ASU No. 2023-07 (Topic 280), *Improvements to Reportable Segment Disclosures*, which requires disclosure of significant segment expenses on an annual and interim basis. The new standard also requires disclosure of the Company's chief operating decision maker and interim disclosure of each reportable segment's total assets. This standard has no impact on the accounting for reportable segments. See Note 20.

In 2024, the Company adopted ASU No. 2022-04 (Subtopic 405-50), *Liabilities - Supplier Finance Programs,* which requires disclosures about the use of supplier finance programs. This standard has no impact on the accounting for supplier finance programs and did not materially impact the Company's disclosures.

In 2023, the Company adopted ASU No. 2021-10 (Topic 832), *Government Assistance,* which requires annual disclosures about certain types of government assistance received. This standard has no impact on the accounting for government assistance and did not materially impact the Company's disclosures.

In December 2023, the FASB issued ASU No. 2023-09 (Topic 740), *Improvements to Income Tax Disclosures*, which expands the disclosures required with respect to the income tax rate reconciliation and income taxes paid both in U.S. and foreign jurisdictions. The updates, which are effective in fiscal 2026, change disclosures only and will not impact the Company's results of operations.

In November 2024, the FASB issued ASU No. 2024-03 (Subtopic 220-40), *Disaggregation of Income Statement Expenses*, which requires expanded disclosures of specific expense categories in the notes to financial statements. The updates, which are effective for annual periods in fiscal 2028 and interim periods in fiscal 2029, change disclosures only and will not impact the Company's results of operations.

FISCAL 2026 OUTLOOK

For fiscal year 2026, consolidated net sales from continuing operations are expected to be up approximately 5.5 percent, with underlying sales up approximately 4 percent, excluding a 1.5 percent favorable impact from foreign currency translation. Earnings per share are expected to be $4.73 to $4.93, while adjusted earnings per share are expected to be $6.35 to $6.55 (see the following reconciliation).

Outlook for Fiscal 2026 Earnings Per Share	2026
Diluted earnings per share	**$4.73 - $4.93**
Amortization of intangibles	**~ 1.42**
Restructuring and related costs	**~ 0.15**
Acquisition/divestiture fees and related costs	**~ 0.05**
Adjusted diluted earnings per share	**$6.35 - $6.55**

Operating cash flow is expected to be $4.0 to $4.1 billion and free cash flow, which excludes projected capital spending of approximately $0.45 billion, is expected to be $3.5 to $3.6 billion. The fiscal 2026 outlook assumes approximately $2.2 billion returned to shareholders through approximately $1.0 billion of share repurchases and approximately $1.2 billion of dividend payments.

ITEM 7A - QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The information from this Annual Report on Form 10-K set forth in Item 7 under "Financial Instruments" is hereby incorporated by reference.

ITEM 8 - FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

See the Company's consolidated financial statements and accompanying notes and the report thereon of KPMG LLP (PCAOB ID 185) that follow.

Consolidated Statements of Earnings
EMERSON ELECTRIC CO. & SUBSIDIARIES

Years ended September 30
(Dollars and shares in millions, except per share amounts)

	2023	2024	2025
Net sales	$ 15,165	17,492	**18,016**
Cost of sales	7,738	8,607	**8,497**
Selling, general and administrative expenses	4,186	5,142	**5,103**
Gain on subordinated interest	(161)	(79)	—
Loss on Copeland note receivable	—	279	—
Other deductions, net	506	1,434	**1,245**
Interest expense, net of interest income of: 2023, $227; 2024, $148; 2025, $150	34	175	**237**
Interest income from related party	(41)	(86)	—
Earnings from continuing operations before income taxes	2,903	2,020	**2,934**
Income taxes	642	415	**696**
Earnings from continuing operations	2,261	1,605	**2,238**
Discontinued operations, net of tax of $2,969, $85 and $(4), respectively	10,939	350	**8**
Net earnings	13,200	1,955	**2,246**
Less: Noncontrolling interests in earnings of subsidiaries	(19)	(13)	**(47)**
Net earnings common stockholders	$ 13,219	1,968	**2,293**
Earnings common stockholders:			
Earnings from continuing operations	$ 2,286	1,618	**2,285**
Discontinued operations	10,933	350	**8**
Net earnings common stockholders	$ 13,219	1,968	**2,293**
Basic earnings per share common stockholders:			
Earnings from continuing operations	$ 3.98	2.83	**4.05**
Discontinued operations	19.02	0.61	**0.01**
Basic earnings per common share	$ 23.00	3.44	**4.06**
Diluted earnings per share common stockholders:			
Earnings from continuing operations	$ 3.96	2.82	**4.03**
Discontinued operations	18.92	0.61	**0.01**
Diluted earnings per common share	$ 22.88	3.43	**4.04**
Weighted average outstanding shares:			
Basic	574.2	571.3	**564.0**
Diluted	577.3	574.0	**566.7**

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Comprehensive Income
EMERSON ELECTRIC CO. & SUBSIDIARIES

Years ended September 30
(Dollars in millions)

	2023	2024	2025
Net earnings	$ 13,200	1,955	**2,246**
Other comprehensive income (loss), net of tax:			
Foreign currency translation	254	400	**47**
Pension and postretirement	(25)	2	**(24)**
Cash flow hedges	4	(13)	**20**
Total other comprehensive income (loss)	233	389	**43**
Comprehensive income	13,433	2,344	**2,289**
Less: Noncontrolling interests in comprehensive income of subsidiaries	(18)	(9)	**(51)**
Comprehensive income common stockholders	$ 13,451	2,353	**2,340**

See accompanying Notes to Consolidated Financial Statements.

Consolidated Balance Sheets

EMERSON ELECTRIC CO. & SUBSIDIARIES

Years ended September 30 (Dollars and shares in millions, except per share amounts)

	2024	2025
ASSETS		
Current assets		
Cash and equivalents	$ 3,588	1,544
Receivables, less allowances of $121 in 2024 and $123 in 2025	2,927	3,101
Inventories	2,180	2,213
Other current assets	1,497	1,725
Total current assets	10,192	8,583
Property, plant and equipment, net	2,807	2,871
Other assets		
Goodwill	18,067	18,193
Other intangible assets	10,436	9,458
Other	2,744	2,859
Total other assets	31,247	30,510
Total assets	$ 44,246	41,964
LIABILITIES AND EQUITY		
Current liabilities		
Short-term borrowings and current maturities of long-term debt	$ 532	4,797
Accounts payable	1,335	1,384
Accrued expenses	3,875	3,616
Total current liabilities	5,742	9,797
Long-term debt	7,155	8,319
Other liabilities	3,840	3,550
Equity		
Common stock, $0.50 par value; authorized, 1,200.0 shares; issued, 953.4 shares; outstanding, 570.2 shares in 2024; 562.8 shares in 2025	477	477
Additional paid-in-capital	169	85
Retained earnings	40,830	40,603
Accumulated other comprehensive income (loss)	(868)	(821)
Cost of common stock in treasury, 383.2 shares in 2024; 390.6 shares in 2025	(18,972)	(20,062)
Common stockholders' equity	21,636	20,282
Noncontrolling interests in subsidiaries	5,873	16
Total equity	27,509	20,298
Total liabilities and equity	$ 44,246	41,964

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Equity
EMERSON ELECTRIC CO. & SUBSIDIARIES

Years ended September 30
(Dollars in millions, except per share amounts)

	2023	2024	2025
Common stock	$ 477	477	477
Additional paid-in-capital			
Beginning balance	57	62	169
Stock plans	127	226	71
AspenTech purchases of common stock	(122)	(119)	—
Purchase of noncontrolling interest	—	—	(1,400)
Settlement of AspenTech share awards	—	—	(76)
Reclass negative APIC to retained earnings	—	—	1,321
Ending balance	62	169	85
Retained earnings			
Beginning balance	28,053	40,070	40,830
Net earnings common stockholders	13,219	1,968	2,293
Dividends paid (per share: 2023, $2.08; 2024, $2.10; 2025, $2.11)	(1,202)	(1,208)	(1,199)
Reclass negative APIC to retained earnings	—	—	(1,321)
Ending balance	40,070	40,830	40,603
Accumulated other comprehensive income (loss)			
Beginning balance	(1,485)	(1,253)	(868)
Foreign currency translation	253	396	51
Pension and postretirement	(25)	2	(24)
Cash flow hedges	4	(13)	20
Ending balance	(1,253)	(868)	(821)
Treasury stock			
Beginning balance	(16,738)	(18,667)	(18,972)
Purchases	(2,000)	(435)	(1,178)
Issued under Emerson stock plans	71	130	88
Ending balance	(18,667)	(18,972)	(20,062)
Common stockholders' equity	20,689	21,636	20,282
Noncontrolling interests in subsidiaries			
Beginning balance	5,952	5,909	5,873
Net earnings	(19)	(13)	(47)
Stock plans	94	64	29
AspenTech purchases of common stock	(92)	(89)	—
Other comprehensive income	1	4	(4)
Dividends paid	(1)	(2)	(3)
AspenTech acquisition	—	—	—
Purchase of noncontrolling interests	3	—	(5,832)
Climate Technologies divestiture	(29)	—	—
Ending balance	5,909	5,873	16
Total equity	$26,598	27,509	20,298

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows
EMERSON ELECTRIC CO. & SUBSIDIARIES
Years ended September 30 (Dollars in millions)

	2023	2024	2025
Operating activities			
Net earnings	$ 13,200	1,955	**2,246**
Earnings from discontinued operations, net of tax	(10,939)	(350)	**(8)**
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation and amortization	1,051	1,689	**1,518**
Stock compensation	250	260	**263**
Amortization of acquisition-related inventory step-up	—	231	**—**
Pension expense (income)	(71)	(79)	**(12)**
Pension funding	(43)	(38)	**(46)**
Gain on subordinated interest	(161)	(79)	**—**
Loss on Copeland note receivable	—	279	**—**
Changes in operating working capital	(148)	(151)	**(9)**
Other, net	(429)	(400)	**(276)**
Cash from continuing operations	2,710	3,317	**3,676**
Cash from discontinued operations	(2,073)	15	**(578)**
Cash provided by operating activities	637	3,332	**3,098**
Investing activities			
Capital expenditures	(363)	(419)	**(431)**
Purchases of businesses, net of cash and equivalents acquired	(705)	(8,342)	**(37)**
Proceeds from subordinated interest	176	79	**—**
Proceeds from related party note receivable	918	—	**—**
Other, net	(141)	(114)	**(125)**
Cash from continuing operations	(115)	(8,796)	**(593)**
Cash from discontinued operations	12,530	3,436	**—**
Cash provided by (used in) investing activities	12,415	(5,360)	**(593)**
Financing activities			
Net increase (decrease) in short-term borrowings	(1,578)	(15)	**1,110**
Proceeds from short-term borrowings greater than three months	395	322	**8,008**
Payments of short-term borrowings greater than three months	(400)	(327)	**(4,918)**
Proceeds from long-term debt	—	—	**1,544**
Payments of long-term debt	(741)	(547)	**(503)**
Dividends paid	(1,198)	(1,201)	**(1,192)**
Purchases of common stock	(2,000)	(435)	**(1,167)**
AspenTech purchases of common stock	(214)	(208)	**—**
Payment of related party note payable	(918)	—	**—**
Purchase of noncontrolling interest	—	—	**(7,244)**
Repurchase of AspenTech share awards	—	—	**(76)**
Other, net	(169)	(44)	**(72)**
Cash used in financing activities	(6,823)	(2,455)	**(4,510)**
Effect of exchange rate changes on cash and equivalents	18	20	**(39)**
Increase (Decrease) in cash and equivalents	6,247	(4,463)	**(2,044)**
Beginning cash and equivalents	1,804	8,051	**3,588**
Ending cash and equivalents	$ 8,051	3,588	**1,544**
Changes in operating working capital			
Receivables	$ (191)	(99)	**(171)**
Inventories	(160)	122	**(1)**
Other current assets	(1)	(149)	**(152)**
Accounts payable	(17)	(16)	**34**
Accrued expenses	221	(9)	**281**
Total changes in operating working capital	$ (148)	(151)	**(9)**

See accompanying Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements
EMERSON ELECTRIC CO. & SUBSIDIARIES

Years ended September 30
(Dollars in millions, except per share amounts or where noted)

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Financial Statement Presentation
The preparation of the financial statements in conformity with U.S. generally accepted accounting principles (U.S. GAAP) requires management to make estimates and assumptions that affect reported amounts and related disclosures. Actual results could differ from these estimates. Certain prior year amounts have been reclassified to conform to the current year presentation. On March 12, 2025, Emerson completed its purchase of the remaining outstanding shares of common stock of AspenTech not already owned by the Company. As a result of the transaction, AspenTech is now a wholly owned subsidiary of the Company. AspenTech was reorganized upon completion of the transaction and now reports to Control Systems & Software leadership. AspenTech's results, which were previously reported as a separate segment, are now consolidated into the Control Systems & Software segment for all periods presented. See Notes 4 and 20.

In the fourth quarter of 2025, the Company adopted ASU No. 2023-07 (Topic 280), *Improvements to Reportable Segment Disclosures*, which requires disclosure of significant segment expenses on an annual and interim basis. The new standard also requires disclosure of the Company's chief operating decision maker and interim disclosure of each reportable segment's total assets. This standard has no impact on the accounting for reportable segments. See Note 20.

In 2024, the Company adopted ASU No. 2022-04 (Subtopic 405-50), *Liabilities - Supplier Finance Programs,* which requires disclosures about the use of supplier finance programs. This standard has no impact on the accounting for supplier finance programs and did not materially impact the Company's disclosures.

In 2023, the Company adopted ASU No. 2021-10 (Topic 832), *Government Assistance,* which requires annual disclosures about certain types of government assistance received. This standard has no impact on the accounting for government assistance and did not materially impact the Company's disclosures.

Principles of Consolidation
The consolidated financial statements include the accounts of the Company and its controlled affiliates. Intercompany transactions, profits and balances are eliminated in consolidation. Investments of 20 percent to 50 percent of the voting shares of other entities are accounted for by the equity method. Investments in publicly traded companies of less than 20 percent are carried at fair value, with changes in fair value reflected in earnings. Investments in nonpublicly traded companies of less than 20 percent are carried at cost, minus impairment, and adjusted for observable price changes in orderly transactions.

Foreign Currency Translation
The functional currency for most of the Company's non-U.S. subsidiaries is the local currency. Adjustments resulting from translating local currency financial statements into U.S. dollars are reflected in accumulated other comprehensive income.

Cash Equivalents
Cash equivalents consist of highly liquid investments with original maturities of three months or less.

Inventories

Inventories are stated at the lower of cost and net realizable value. The majority of inventory is valued based on standard costs, which are revised at the beginning of each year and approximate average costs, while the remainder is principally valued on a first-in, first-out basis. Following are the components of inventory as of September 30:

	2024	2025
Finished products	$ 512	520
Raw materials and work in process	1,668	1,693
Total inventories	$2,180	2,213

Fair Value Measurement

ASC 820, *Fair Value Measurement*, establishes a formal hierarchy and framework for measuring certain financial statement items at fair value, and requires disclosures about fair value measurements and the reliability of valuation inputs. Under ASC 820, measurement assumes the transaction to sell an asset or transfer a liability occurs in the principal or at least the most advantageous market for that asset or liability. Within the hierarchy, Level 1 instruments use observable market prices for an identical item in active markets and have the most reliable valuations. Level 2 instruments are valued through broker/dealer quotation or other approaches using market-observable inputs for similar items in active markets, including forward and spot prices, interest rates and volatilities. Level 3 instruments are valued using inputs not observable in an active market, such as company-developed future cash flow estimates, and are considered the least reliable. Valuations for all of the Company's financial instruments fall within Level 2. The fair value of the Company's long-term debt is Level 2, estimated using current interest rates and pricing from financial institutions and other market sources for debt with similar maturities and characteristics.

Property, Plant and Equipment

The Company records investments in land, buildings, and machinery and equipment at cost. Depreciation is computed principally using the straight-line method over estimated service lives, which for principal assets are 30 to 40 years for buildings and 8 to 12 years for machinery and equipment. Long-lived tangible assets are reviewed for impairment whenever events or changes in business circumstances indicate the carrying value of the assets may not be recoverable. Impairment losses are recognized based on estimated fair values if the sum of estimated future undiscounted cash flows of the related assets is less than the carrying values.

The components of property, plant and equipment as of September 30 follow:

	2024	2025
Land	$ 278	273
Buildings	2,048	2,127
Machinery and equipment	3,538	3,694
Construction in progress	321	314
Property, plant and equipment, at cost	6,185	6,408
Less: Accumulated depreciation	3,378	3,537
Property, plant and equipment, net	$2,807	2,871

Goodwill and Other Intangible Assets

Assets and liabilities acquired in business combinations are accounted for using the acquisition method and recorded at their respective fair values. Substantially all goodwill is assigned to the reporting unit that acquires a business. A reporting unit is an operating segment as defined in ASC 280, *Segment Reporting*, or a business one level below an operating segment if discrete financial information for that business unit is prepared and regularly reviewed by the segment manager. The Company conducts annual impairment tests of goodwill in the fourth quarter. If an initial assessment indicates it is more likely than not goodwill might be impaired, it is evaluated by comparing the reporting unit's estimated fair value to its carrying value. An impairment charge would be recorded for the amount by which the carrying value of the reporting unit exceeds the estimated fair value. Goodwill is also tested for impairment between annual tests if events or circumstances indicate the fair value of a unit may be less than its carrying value. Estimated fair values of reporting units are Level 3 measures and are developed generally under an income approach that discounts estimated future cash flows using risk-adjusted interest rates, as well as earnings multiples or other techniques as warranted. Fair values are subject to changes in underlying economic conditions.

With the exception of certain trade names, all of the Company's identifiable intangible assets are subject to amortization on a straight-line basis over their estimated useful lives. Identifiable intangibles consist of intellectual property such as technology, patents and trademarks, customer relationships and capitalized software. Identifiable intangibles are also subject to evaluation for potential impairment if events or circumstances indicate the carrying amount may not be recoverable. See Note 10.

Leases

The Company leases offices; manufacturing facilities and equipment; and transportation, information technology and office equipment under operating lease arrangements. Finance lease arrangements are immaterial. The Company determines whether an arrangement is, or contains, a lease at contract inception. An arrangement contains a lease if the Company has the right to direct the use of and obtain substantially all of the economic benefits of an identified asset. Right-of-use assets and lease liabilities are recognized at lease commencement based on the present value of lease payments over the lease term. Leases with an initial term of 12 months or less are not recognized on the balance sheet and are recorded as short-term lease expense. The discount rate used to calculate present value is the Company's incremental borrowing rate based on the lease term and the economic environment of the applicable country or region.

Certain leases contain renewal options or options to terminate prior to lease expiration, which are included in the measurement of right-of-use assets and lease liabilities when it is reasonably certain they will be exercised. The Company has elected to account for lease and non-lease components as a single lease component for its offices and manufacturing facilities. Some lease arrangements include payments that are adjusted periodically based on actual charges incurred for common area maintenance, utilities, taxes and insurance, or changes in an index or rate referenced in the lease. The fixed portion of these payments is included in the measurement of right-of-use assets and lease liabilities at lease commencement, while the variable portion is recorded as variable lease expense. The Company's leases typically do not contain material residual value guarantees or restrictive covenants.

Product Warranty

Warranties vary by product line and are competitive for the markets in which the Company operates. Warranties are largely offered to provide assurance that the product will function as intended and generally extend for a period of one to two years from the date of sale or installation. Provisions for warranty expense are estimated at the time of sale based on historical experience and adjusted quarterly for any known issues that may arise. Product warranty expense is less than one-half of one percent of sales.

Revenue Recognition

Emerson is a global manufacturer that designs and manufactures products and delivers services that bring technology and engineering together to provide innovative solutions for its customers. In accordance with ASC 606, *Revenue from Contracts with Customers*, the Company evaluates its contracts with customers to identify the promised goods or services and recognizes revenue for the identified performance obligations at the amount the Company expects to be entitled to in exchange for those goods or services. A performance obligation is a promise in a contract to transfer a distinct good or service to a customer. Revenue is recognized when, or as, performance obligations are satisfied and control has transferred to the customer, typically when products are shipped or delivered, title and risk of loss pass to the customer, and the Company has a present right to payment. The majority of the Company's revenues relate to a broad offering of manufactured products and software which are recognized at the point in time when control transfers, generally in accordance with shipping terms, or the first day of the contractual term for software. A portion of the Company's revenues relate to the sale of post-contract customer support, parts and labor for repairs, and engineering services. In some circumstances, contracts include multiple performance obligations, where revenue is recognized separately for each good or service, as well as contracts where revenue is recognized over time as control transfers to the customer.

Revenue is recognized over time for approximately 10 percent of the Company's revenues. These revenues primarily relate to projects in the Control Systems & Software segment where revenue is recognized using the percentage-of-completion method to reflect the transfer of control over time, and software maintenance contracts in the Software and Control business group where revenue is typically recognized on a straight-line basis. Approximately 15 percent of revenues relate to sales arrangements with multiple performance obligations, principally in the Software and Control business group. Tangible products represent a large majority of the delivered items in contracts with multiple performance obligations or where revenue is recognized over time, while a smaller portion is attributable to installation, service and maintenance.

For projects where revenue is recognized over time, the Company typically uses an input method to determine progress and recognize revenue, based on costs incurred. The Company believes costs incurred closely correspond with its performance under the contract and the transfer of control to the customer. For software maintenance contracts, revenue is recognized ratably over the maintenance term.

In sales arrangements that involve multiple performance obligations, revenue is allocated based on the relative standalone selling price for each performance obligation. Observable selling prices from actual transactions are used whenever possible. In other instances, the Company determines the standalone selling price based on third-party pricing or management's best estimate. Generally, contract duration is short-term, and cancellation, termination or refund provisions apply only in the event of contract breach and are rarely invoked.

Payment terms vary but are generally short-term in nature. The Company's long-term contracts, where revenue is generally recognized over time, are typically billed as work progresses in accordance with the contract terms and conditions, either at periodic intervals or upon achievement of certain milestones. The timing of revenue recognition and billings under these contracts results in either unbilled receivables (contract assets) when revenue recognized exceeds billings, or customer advances (contract liabilities) when billings exceed revenue recognized. Unbilled receivables are reclassified to accounts receivable when an unconditional right to consideration exists, typically when a milestone in the contract is achieved. The Company does not evaluate whether the transaction price includes a significant financing component for contracts where the time between cash collection and performance is less than one year.

Certain arrangements with customers include variable consideration, typically in the form of rebates, cash discounts or penalties. In limited circumstances, the Company sells products with a general right of return. In most instances, returns are limited to product quality issues. The Company records a reduction to revenue at the time of sale to reflect the ultimate amount of consideration it expects to receive. The Company's estimates are updated quarterly based on historical experience, trend analysis, and expected market conditions. Variable consideration is typically not constrained at the time revenue is recognized. See Notes 2 and 20 for additional information about the Company's revenues.

Derivatives and Hedging
In the normal course of business, the Company is exposed to changes in interest rates and foreign currency exchange rates due to its worldwide presence and diverse business profile. The Company's foreign currency exposures relate to transactions denominated in currencies that differ from the functional currencies of its business units, primarily in euros, Mexican pesos, and Chinese yuan. As part of the Company's risk management strategy, derivative instruments are selectively used in an effort to minimize the impact of these exposures. Foreign exchange forwards and options are utilized to hedge foreign currency exposures impacting sales or cost of sales transactions, firm commitments and the fair value of assets and liabilities. Non-U.S. dollar obligations are utilized to reduce foreign currency risk associated with the Company's net investments in foreign operations. All derivatives are associated with specific underlying exposures and the Company does not hold derivatives for trading or speculative purposes. The duration of hedge positions is generally two years or less, except for the Company's net investment hedges.

All derivatives are accounted for under ASC 815, *Derivatives and Hedging*, and recognized at fair value. For derivatives hedging variability in future cash flows, any gain or loss is deferred in stockholders' equity and recognized when the underlying hedged transaction impacts earnings. The majority of the Company's derivatives that are designated as hedges and qualify for hedge accounting are cash flow hedges. For derivatives hedging the fair value of existing assets or liabilities, both the gain or loss on the derivative and the offsetting loss or gain on the hedged item are recognized in earnings each period. Currency fluctuations on non-U.S. dollar obligations that have been designated as hedges of net investments in foreign operations are recognized in accumulated other comprehensive income (loss) and reclassified to income in the same period when a foreign operation is sold or substantially liquidated and the gain or loss related to the sale is included in income. To the extent that any hedge is not fully effective at offsetting changes in the underlying hedged item, there could be a net earnings impact.

The Company also uses derivatives to hedge economic exposures that do not receive hedge accounting under ASC 815. The underlying exposures for these hedges relate primarily to the revaluation of certain foreign-currency-denominated assets and liabilities. In addition, in 2022 AspenTech entered into foreign currency forward contracts to mitigate the impact of foreign currency exchange associated with the Micromine purchase price. On June 21, 2023, AspenTech terminated all outstanding foreign currency forward contracts and on August 1, 2023, announced the termination of the agreement to purchase Micromine. Gains or losses on derivative instruments not designated as hedges are recognized in the income statement immediately.

Counterparties to derivative arrangements are companies with investment-grade credit ratings. The Company has bilateral collateral arrangements with counterparties with credit rating-based posting thresholds that vary depending on the arrangement. If credit ratings on the Company's debt fall below pre-established levels, counterparties can require immediate full collateralization on all derivatives in net liability positions. The maximum amount that could potentially have been required was immaterial. The Company also can demand full collateralization of derivatives in net asset positions should any counterparty credit ratings fall below certain thresholds. No collateral was posted with counterparties and none was held by the Company at year end. Risk from credit loss when derivatives are in asset positions is not considered material. The Company has master netting arrangements in place with its counterparties that allow the offsetting of certain derivative-related amounts receivable and payable when settlement occurs in the same period. Accordingly, counterparty balances are netted in the consolidated balance sheet and are reported in other current assets or accrued expenses as appropriate, depending on positions with counterparties as of the balance sheet date. See Note 11.

Income Taxes

The provision for income taxes is based on pretax income reported in the consolidated statements of earnings and tax rates currently enacted in each jurisdiction. Certain income and expense items are recognized in different time periods for financial reporting and income tax filing purposes, and deferred income taxes are provided for the effect of temporary differences. The Tax Cuts and Jobs Act subjects the Company to U.S. tax on global intangible low-taxed income earned by certain of its non-U.S. subsidiaries. The Company has elected to recognize this tax as a period expense when it is incurred. The Company also provides for withholding taxes and any applicable U.S. income taxes on earnings intended to be repatriated from non-U.S. locations. No provision has been made for these taxes on approximately $5.3 billion of undistributed earnings of non-U.S. subsidiaries as of September 30, 2025, as these earnings are considered indefinitely reinvested or otherwise retained for continuing international operations. Recognition of withholding taxes and any applicable U.S. income taxes on undistributed non-U.S. earnings would be triggered by a management decision to repatriate those earnings. Determination of the amount of taxes that might be paid on these undistributed earnings if eventually remitted is not practicable. See Note 16.

(2) REVENUE RECOGNITION

The following table summarizes the balances of the Company's unbilled receivables (contract assets), which are reported in Other assets (current and noncurrent), and its customer advances (contract liabilities), which are reported in Accrued expenses and Other liabilities.

	2024	2025
Unbilled receivables (contract assets)	$ 1,599	**1,891**
Customer advances (contract liabilities)	(1,115)	**(1,105)**
Net contract assets	$ 484	**786**

The majority of the Company's contract balances relate to (1) arrangements where revenue is recognized over time and payments from customers are made according to a contractual billing schedule, and (2) revenue from term software license arrangements where the license revenue is recognized upfront upon delivery. Net contract assets increased as revenue recognized for performance completed during the period exceeded customer billings. Revenue recognized for 2025 included approximately $798 that was included in the beginning contract liability balance. Other factors that impacted the change in net contract assets were immaterial.

Revenue recognized for 2025 for performance obligations that were satisfied in previous periods, including cumulative catchup adjustments on the Company's long-term contracts, was not material. Capitalized amounts related to incremental costs to obtain customer contracts and costs to fulfill contracts are immaterial.

As of September 30, 2025, the Company's backlog relating to unsatisfied (or partially unsatisfied) performance obligations in contracts with its customers was approximately $8.6 billion. The Company expects to recognize approximately 75 percent of its remaining performance obligations as revenue over the next 12 months, with the remainder substantially over the subsequent two years thereafter.

See Note 20 for additional information about the Company's revenues.

(3) WEIGHTED-AVERAGE COMMON SHARES

Basic earnings per common share consider only the weighted-average of common shares outstanding while diluted earnings per common share, which are calculated using the two-class method, also consider the dilutive effects of stock options and incentive shares. An inconsequential number of shares of common stock were excluded from the computation of dilutive earnings per share in 2025, 2024 and 2023 as the effect would have been antidilutive. Earnings allocated to participating securities were inconsequential for all years presented.

Reconciliations of weighted-average shares for basic and diluted earnings per common share follow (shares in millions):

	2023	2024	2025
Basic shares outstanding	574.2	571.3	**564.0**
Dilutive shares	3.1	2.7	**2.7**
Diluted shares outstanding	577.3	574.0	**566.7**

(4) ACQUISITIONS AND DIVESTITURES

AspenTech

On March 12, 2025, Emerson completed its purchase of the remaining outstanding shares of common stock of AspenTech not already owned by the Company for approximately $7.2 billion. Emerson also incurred fees of $76 ($65 after-tax) and paid $76 to settle certain AspenTech share-based awards that were outstanding prior to the transaction closing. The purchase of the remaining outstanding shares and related costs are reported as an adjustment to Equity. Separately, AspenTech incurred $127 ($113 after-tax) of deal-related fees which are reported as acquisition/divestiture costs in Other deductions, net. AspenTech is now reported as a part of the Control Systems & Software segment in the Software and Control business group, see Note 20.

National Instruments

On October 11, 2023, the Company completed the acquisition of National Instruments Corporation ("NI"). NI, which provides software-connected automated test and measurement systems that enable enterprises to bring products to market faster and at a lower cost, had revenues of approximately $1.7 billion and pretax earnings of approximately $170 for the 12 months ended September 30, 2023. NI is now referred to as Test & Measurement and reported as a segment in the Software and Control business group, see Note 20.

The following table summarizes the components of the purchase consideration reflected in the acquisition accounting for NI.

Cash paid to acquire remaining NI shares not already owned by Emerson	$	7,833
Payoff of NI debt at closing		634
Total consideration paid in cash at closing		8,467
Fair value of NI shares already owned by Emerson prior to acquisition		137
Value of stock-based compensation awards attributable to pre-combination service		49
Total purchase consideration	$	8,653

The total purchase consideration for NI was allocated to assets and liabilities as follows.

Cash and equivalents	$	135
Receivables		309
Inventory		490
Other current assets		140
Property, plant and equipment		328
Goodwill ($121 expected to be tax-deductible)		3,442
Other intangible assets		5,275
Other assets		105
Total assets		10,224
Accounts payable		52
Accrued expenses		315
Deferred taxes and other liabilities		1,204
Total purchase consideration	$	8,653

The estimated intangible assets attributable to the transaction are comprised of the following (in millions):

	Amount	Estimated Weighted Average Life (Years)
Developed technology	$ 1,570	9
Customer relationships	3,360	15
Trade names	210	9
Backlog	135	1
Total	$ 5,275	

Results of operations for the year ended September 30, 2024 attributable to the NI acquisition include sales of $1,464 and a net loss of $537. The net loss included the impact of inventory step-up amortization, intangibles amortization, retention bonuses, stock compensation expense and restructuring.

Pro Forma Financial Information

The following unaudited proforma consolidated condensed financial results of operations are presented as if the acquisition of NI occurred on October 1, 2022. The pro forma information is presented for informational purposes only and is not indicative of the results of operations that would have been achieved had the acquisition occurred as of that time ($ in millions, except per share amounts).

	2023	2024
Net Sales	16,858	17,511
Net earnings from continuing operations common stockholders	1,508	1,982
Diluted earnings per share from continuing operations	2.61	3.45

Pro forma Net sales for the year ended September 30, 2023 include $1,693 attributable to NI.

The pro forma results for the year ended September 30, 2023 include transaction costs of $198 which were assumed to be incurred in the first quarter of fiscal 2023. These transaction costs include $88 incurred by NI prior to the completion of the transaction and $110 incurred by Emerson in periods subsequent to the first quarter of fiscal 2023. The pro forma results for the year ended September 30, 2023 also include $424 of ongoing intangibles amortization, backlog amortization of $136, inventory step-up amortization of $213, and retention bonuses of $55, and exclude the mark-to-market gain of $56 recognized on the equity investment in National Instruments Corporation (see Note 6).

Other Transactions

On November 15, 2024, AspenTech acquired Open Grid Systems Limited, a global provider of network model management technology and a pioneer in developing model-driven applications supporting open access to data through industry standards, for a total purchase price of $46, net of cash acquired. The Company recognized goodwill of $32 (none of which is expected to be tax deductible) and other identifiable intangible assets of $20, consisting of developed technology and customer relationships with a weighted-average useful life of approximately 5 years.

In 2024, the Company divested two small businesses, both in the Final Control segment, and recognized a pretax loss of $48 in total ($50 after-tax, $0.09 per share).

In 2023, the Company received distributions related to its subordinated interest in Vertiv totaling $161 ($122 after-tax, $0.21 per share) and received $15 related to gains recognized in 2022. In 2024, the Company received its final distribution of $79 ($60 after-tax, $0.10 per share).

In 2023, the Company acquired two businesses, Flexim, which is reported in the Measurement & Analytical segment, and Afag, which is reported in the Discrete Automation segment, for $715, net of cash acquired. The Company recognized goodwill of $424 (none of which is expected to be tax deductible) and other identifiable intangible assets of $323, primarily customer relationships and intellectual property with a weighted-average useful life of approximately 9 years.

On March 31, 2023, Emerson completed the divestiture of Metran, its Russia-based manufacturing subsidiary and in 2023, recognized a pretax loss of $47 in Other deductions ($47 after-tax, in total $0.08 per share) related to its exit of business operations in Russia. Emerson's historical net sales in Russia represented approximately 2.0 percent of consolidated annual sales.

On July 27, 2022, AspenTech entered into an agreement to acquire Micromine, a global leader in design and operational solutions for the mining industry, for AU $900 (approximately $623 USD based on exchange rates when the transaction was announced). On August 1, 2023, AspenTech announced the termination of the agreement to purchase Micromine. AspenTech, along with the sellers of Micromine, had been waiting to secure final Russian regulatory approval as a condition to the closing of the transaction. As this process continued, the timing and requirements necessary to get this approval became increasingly unclear. This lack of clarity on the potential for, and timing of, a successful review led AspenTech and the sellers of Micromine to this mutual course of action. AspenTech did not pay any termination fee as part of this arrangement.

(5) DISCONTINUED OPERATIONS

On May 31, 2023, the Company completed the sale of a majority stake in its Climate Technologies business (which constitutes the former Climate Technologies segment, excluding Therm-O-Disc which was divested earlier in 2022) to private equity funds managed by Blackstone in a $14.0 billion transaction. Emerson received upfront, pre-tax cash proceeds of approximately $9.7 billion and a note receivable with a face value of $2.25 billion (which accrues 5 percent interest payable in kind by capitalizing interest), while retaining a 40 percent non-controlling common equity interest in a new standalone joint venture between Emerson and Blackstone. The Climate Technologies business, which includes the Copeland compressor business and the entire portfolio of products and services across all residential and commercial HVAC and refrigeration end-markets, had 2022 net sales of approximately $5.0 billion and pretax earnings of $1.0 billion. The Company recognized a pretax gain of approximately $10.6 billion (approximately $8.4 billion after-tax including tax expense recognized in prior quarters related to subsidiary restructurings). The new standalone business is named Copeland.

On June 6, 2024, the Company entered into a definitive agreement to sell its 40 percent non-controlling common equity interest in Copeland to private equity funds managed by Blackstone for $1.5 billion. The transaction closed on August 13, 2024 and the Company recognized a gain of $539 ($435 after-tax) in discontinued operations. See Note 8 for further details.

On October 31, 2022, the Company completed the divestiture of its InSinkErator business, which manufactures food waste disposers, to Whirlpool Corporation for $3.0 billion. This business had net sales of $630 and pretax earnings of $152 in 2022. The Company recognized a pretax gain of approximately $2.8 billion (approximately $2.1 billion after-tax) in the first quarter of 2023.

The financial results of Climate Technologies and InSinkErator ("ISE") (through the completion of the divestitures), are reported as discontinued operations for all years presented and were as follows:

	Climate Technologies			ISE			Total		
	2023	2024	2025	2023	2024	2025	2023	2024	2025
Net sales	$ 3,156	—	—	49	—	—	3,205	—	—
Cost of sales	2,000	—	—	29	—	—	2,029	—	—
SG&A	390	—	**1**	7	—	—	397	—	**1**
Gain on sale of business	(10,610)	(539)	—	(2,783)	—	—	(13,393)	(539)	—
Other deductions, net	252	104	**(10)**	12	—	**5**	264	104	**(5)**
Earnings before income taxes	11,124	435	**9**	2,784	—	**(5)**	13,908	435	**4**
Income taxes	2,315	85	**(3)**	654	—	**(1)**	2,969	85	**(4)**
Earnings, net of tax	$ 8,809	350	**12**	2,130	—	**(4)**	10,939	350	**8**

Climate Technologies' results for 2024 included a gain on the sale of the Company's 40 percent non-controlling common equity interest in Copeland of $539 ($435 after-tax), while 2023 included lower expense of $96 due to ceasing depreciation and amortization upon the held-for-sale classification and $57 of transaction-related costs reported in Other deductions, net. Equity method losses related to the Company's 40 percent non-controlling common equity interest in Copeland were $125 and $177 for 2024 and 2023, respectively. Income taxes for 2023 included approximately $2.2 billion for the gain on the Copeland transaction and subsidiary restructurings, and approximately $660 related to the gain on the InSinkErator divestiture.

Net cash from operating and investing activities for Climate Technologies, InSinkErator and Therm-O-Disc ("TOD", which was divested in the third quarter of 2022) were as follows:

	Climate Technologies			ISE and TOD			Total		
	2023	2024	2025	2023	2024	2025	2023	2024	2025
Cash from operating activities	$(1,314)	15	**(578)**	(759)	—	—	(2,073)	15	**(578)**
Cash from investing activities	$ 9,475	3,436	—	3,055	—	—	12,530	3,436	—

Cash from operating activities for 2025 primarily reflects approximately $0.6 billion of income taxes paid related to the sale of the Company's 40 percent non-controlling common equity interest in Copeland. Cash from operating activities for 2023 reflects approximately $2.3 billion of income taxes paid related to the gains on the Copeland transaction and InSinkErator divestiture and subsidiary restructurings related to the Copeland transaction. Cash from investing activities for 2024 reflects the proceeds of approximately $1.5 billion related to the sale of the Company's 40 percent non-controlling common equity interest in Copeland and $1.9 billion related to the sale of the note receivable, while 2023 reflects the proceeds of approximately $9.7 billion related to the Copeland transaction and approximately $3.0 billion related to the InSinkErator divestiture.

(6) OTHER DEDUCTIONS, NET

Other deductions, net are summarized below:

	2023	2024	2025
Amortization of intangibles (intellectual property and customer relationships)	$ 482	1,077	884
Restructuring costs	72	228	136
Acquisition/divestiture fees and related costs	69	96	214
Foreign currency transaction (gains) losses	50	105	92
Investment-related gains & gains from sales of capital assets	(69)	—	—
Russia business exit	47	—	—
Other	(145)	(72)	(81)
Total	$ 506	1,434	1,245

Intangibles amortization for 2025 and 2024 included $425 and $560, respectively, related to the NI acquisition. The increase in acquisition/divestiture costs in 2025 is primarily related to the AspenTech transaction. Foreign currency transaction losses included a mark-to-market gain of $24 in 2023 related to foreign currency forward contracts entered into by AspenTech to mitigate the impact of foreign currency exchange associated with the Micromine purchase price. On June 21, 2023, AspenTech terminated all outstanding foreign currency forward contracts. The Company recognized a mark-to-market gain of $56 in 2023 related to its equity investment in National Instruments Corporation (see Note 11 for further information). In 2024, Other includes a loss of $48 related to the divestiture of two small businesses (see Note 4). Other is also composed of several other items, including pension expense (income), litigation costs, provision for bad debt and other items, none of which is individually significant.

(7) RESTRUCTURING COSTS

Each year the Company incurs costs to size its businesses to levels appropriate for current economic conditions and to continually improve its cost structure and operational efficiency, deploy assets globally, and remain competitive on a worldwide basis. Costs result from numerous individual actions implemented across the Company's various operating units on an ongoing basis and can include costs for moving facilities to best-cost locations, restarting plants after relocation or geographic expansion to better serve local markets, reducing headcount or the number of facilities, exiting certain product lines, and other costs resulting from asset deployment decisions (such as contract termination costs, asset write-downs and vacant facility costs).

Restructuring expenses were $136, $228 and $72 for 2025, 2024 and 2023, respectively. The Company expects fiscal year 2026 restructuring and related costs to be approximately $100.

Restructuring costs by business segment follows:

	2023	2024	2025
Final Control	$ 12	12	9
Measurement & Analytical	9	26	14
Discrete Automation	27	35	28
Safety & Productivity	—	7	4
Intelligent Devices	48	80	55
Control Systems & Software	10	19	25
Test & Measurement	—	78	15
Software and Control	10	97	40
Corporate	14	51	41
Total	$ 72	228	136

Actions taken in 2025, 2024 and 2023 included workforce reductions of approximately 2,100, 2,250 and 700 positions and the exit of thirteen, twenty-two and ten production facilities and sales offices worldwide, respectively. Corporate restructuring for 2025 includes $22 of integration-related stock compensation expense attributable to AspenTech and $3 attributable to NI, while 2024 includes $43 attributable to NI.

The change in the liability for restructuring costs during the years ended September 30 follows:

	2024	Expense	Utilized/Paid	2025
Severance and benefits	$ 105	120	109	116
Other	7	16	19	4
Total	$ 112	136	128	120

	2023	Expense	Utilized/Paid	2024
Severance and benefits	$ 85	191	171	105
Other	2	37	32	7
Total	$ 87	228	203	112

The tables above do not include $26, $16 and $20 of costs related to restructuring actions incurred in 2025, 2024 and 2023 respectively.

(8) EQUITY METHOD INVESTMENT AND NOTE RECEIVABLE

As discussed in Note 5, the Company completed the divestiture of a majority stake in Copeland on May 31, 2023, and received upfront, pre-tax cash proceeds of approximately $9.7 billion and a note receivable with a face value of $2.25 billion, while retaining a 40 percent non-controlling common equity interest in Copeland. As a result of the transaction, the Company deconsolidated Copeland from its financial statements, as it no longer had a controlling interest, and initially recognized its common equity investment and note receivable at fair values of $1,359 and $2,052, respectively.

On June 6, 2024, the Company entered into definitive agreements to sell its 40 percent non-controlling common equity interest in Copeland to private equity funds managed by Blackstone for $1.5 billion and its note receivable to Copeland for $1.9 billion, and the transactions were subsequently completed in August 2024.

The Company recognized non-cash interest income on the note receivable (through the date of the agreement) of $86 and $41 in 2024 and 2023, respectively, which is reported in Interest income from related party within continuing operations and capitalized to the carrying value of the note. Upon entering into the note agreement, the Company recorded a pretax loss of $279 ($217 after-tax, $0.38 per share) to adjust the carrying value of the note to $1.9 billion to reflect the transaction price.

During the year ended September 30, 2023, the Company settled a note receivable and note payable with Copeland of $918, which is reported in Investing and Financing cash flows, respectively.

Summarized financial information for Copeland for 2024 and 2023 is presented below. Copeland's results only reflect activity subsequent to the Company's divestiture of its majority stake and through the completion of the sale of the 40 percent non-controlling common equity interest.

	2023	2024
Net sales	$ 1,677	$ 4,323
Gross profit	$ 479	$ 1,495
Income (loss) from continuing operations	$ (442)	$ (326)
Net income (loss)	$ (442)	$ (326)
Net income (loss) attributable to shareholders	$ (442)	$ (322)

(9) LEASES

The components of lease expense for the years ended September 30 were as follows:

	2023	2024	2025
Operating lease expense	$ 178	208	**201**
Variable lease expense	$ 20	24	**21**

Short-term lease expense and sublease income were immaterial for the years ended September 30, 2025, 2024 and 2023. Cash paid for operating leases is classified within operating cash flows from continuing operations and was $190, $202 and $170 for the years ended September 30, 2025, 2024 and 2023, respectively. Operating lease right-of-use asset additions were $141, $250 and $247 for the years ended September 30, 2025, 2024 and 2023, respectively.

The following table summarizes the balances of the Company's operating lease right-of-use assets and operating lease liabilities as of September 30, 2024 and 2025, the vast majority of which relates to offices and manufacturing facilities:

	2024	2025
Right-of-use assets (Other assets)	$ 692	**637**
Current lease liabilities (Accrued expenses)	$ 158	**138**
Noncurrent lease liabilities (Other liabilities)	$ 511	**505**

The weighted-average remaining lease term for operating leases was 7.3 years and 7.7 years, and the weighted-average discount rate was 4.4 percent and 4.4 percent as of September 30, 2025 and September 30, 2024, respectively.

Future maturities of operating lease liabilities as of September 30, 2025 are summarized below:

	2025
2026	$ 170
2027	131
2028	98
2029	72
2030	53
Thereafter	244
Total lease payments	768
Less: Interest	125
Total lease liabilities	$ 643

Lease commitments that have not yet commenced were immaterial as of September 30, 2025.

(10) GOODWILL AND OTHER INTANGIBLES

The change in the carrying value of goodwill by business segment follows:

	Final Control	Measurement & Analytical	Discrete Automation	Safety & Productivity	Control Systems & Software	Test & Measurement	Total
Balance, September 30, 2023	$ 2,660	1,545	892	388	8,995	—	14,480
Acquisitions	—	—	—	—	—	3,442	3,442
Foreign currency translation and other	42	31	27	16	8	21	145
Balance, September 30, 2024	2,702	1,576	919	404	9,003	3,463	18,067
Acquisitions	—	—	—	—	32	—	32
Foreign currency translation and other	16	28	26	17	2	5	94
Balance, September 30, 2025	$ 2,718	1,604	945	421	9,037	3,468	18,193

The gross carrying amount and accumulated amortization of identifiable intangible assets by major class follow:

	Customer Relationships		Intellectual Property		Capitalized Software		Total	
	2024	2025	2024	2025	2024	2025	2024	2025
Gross carrying amount	$ 8,114	8,180	6,017	6,069	1,497	1,583	15,628	15,832
Less: Accumulated amortization	1,818	2,379	2,116	2,658	1,258	1,337	5,192	6,374
Net carrying amount	$ 6,296	5,801	3,901	3,411	239	246	10,436	9,458

Intangible asset amortization expense for the major classes included above for 2025, 2024 and 2023 was $1,174, $1,366 and $764, respectively. Based on intangible asset balances as of September 30, 2025, amortization expense is expected to approximate $1,110 in 2026, $1,076 in 2027, $1,030 in 2028, $977 in 2029 and $940 in 2030. The increase in goodwill and intangible assets in 2024 reflects the National Instruments acquisition.

(11) FINANCIAL INSTRUMENTS

Following is a discussion regarding the Company's use of financial instruments:

Hedging Activities
As of September 30, 2025, the notional amount of foreign currency hedge positions was approximately $4.1 billion. All derivatives receiving hedge accounting are cash flow hedges. The majority of hedging gains and losses deferred as of September 30, 2025 are expected to be recognized over the next 12 months as the underlying forecasted transactions occur. Gains and losses on foreign currency derivatives reported in Other deductions, net reflect hedges of balance sheet exposures that do not receive hedge accounting. Cash flows related to foreign currency hedges are classified within operating cash flows.

Net Investment Hedge
In March 2025, the Company issued €500 of 3.0% notes due March 2031 and €500 of 3.5% notes due March 2037. The net proceeds from the sale of the euro notes were used for general corporate purposes and to fund a portion of the purchase price of the AspenTech transaction (see Note 4). In 2019, the Company issued euro-denominated debt of €1.5 billion, of which €500 was repaid in 2024. The outstanding euro notes reduce foreign currency risk associated with the Company's international subsidiaries that use the euro as their functional currency and have been designated as a hedge of a portion of the investment in these operations. Foreign currency gains or losses associated with the euro-denominated debt are deferred in accumulated other comprehensive income (loss) and will remain until the hedged investment is sold or substantially liquidated. Cash flows related to the euro-denominated debt are classified within financing cash flows.

The following gains and losses are included in earnings and other comprehensive income (OCI):

		Gain (Loss) to Earnings			Gain (Loss) to OCI		
		2023	2024	**2025**	2023	2024	**2025**
	Location						
Commodity	Cost of sales	$ (19)	—	**—**	6	—	**—**
Foreign currency	Sales	(3)	—	**5**	—	2	**7**
Foreign currency	Cost of sales	65	10	**1**	42	(8)	**25**
Foreign currency	Other deductions, net	(128)	10	**(8)**			
Net Investment Hedge							
Euro denominated debt		16	—	**—**	(128)	(70)	**(181)**
Total		$ (69)	20	**(2)**	(80)	(76)	**(149)**

Regardless of whether derivatives and non-derivative financial instruments receive hedge accounting, the Company expects hedging gains or losses to be offset by losses or gains on the related underlying exposures. The amounts ultimately recognized will differ from those presented above for open positions, which remain subject to ongoing market price fluctuations until settlement. Derivatives receiving hedge accounting are highly effective and no amounts were excluded from the assessment of hedge effectiveness.

Equity Investment
The Company had an equity investment in National Instruments Corporation ("NI") and recognized a mark-to-market gain of $56 in 2023. On April 12, 2023, Emerson announced an agreement to acquire NI for $60 per share in cash for the remaining shares not already owned by Emerson and the transaction closed on October 11, 2023. See Note 4.

Fair Value Measurement
Valuations for all derivatives and the Company's long-term debt fall within Level 2 of the GAAP valuation hierarchy. The fair value of long-term debt was $8.2 billion and $7.0 billion, respectively, as of September 30, 2025 and 2024,

which was lower than the carrying value by $693 and $705, respectively. The fair values of foreign currency contracts were reported in Other current assets and Accrued expenses as summarized below:

	2024		2025	
	Assets	Liabilities	Assets	Liabilities
Foreign currency	$ 31	20	33	23

(12) SHORT-TERM BORROWINGS AND LINES OF CREDIT

Short-term borrowings and current maturities of long-term debt are as follows:

	2024	2025
Current maturities of long-term debt	$ 532	605
Commercial paper and other short-term borrowings	—	4,192
Total	$ 532	4,797
Interest rate for weighted-average short-term borrowings at year end	—	4.3%

On February 11, 2025, the Company entered into a $3 billion, 364-day revolving backup credit facility to support increased commercial paper borrowings in connection with the AspenTech transaction. This facility is in addition to the Company's existing $3.5 billion five-year revolving backup credit facility with various banks. Both credit facilities are unsecured and may be accessed under various interest rate alternatives at the Company's option. The fees to maintain the facilities are immaterial and the Company has not incurred any borrowings under either facility or previous facilities. Overall, the Company's commercial paper borrowings increased to approximately $4.2 billion at September 30, 2025.

(13) LONG-TERM DEBT

The details of long-term debt follow:

	2024	2025
3.15% notes due June 2025	$ 500	—
1.25% euro notes due October 2025	557	587
0.875% notes due October 2026	750	750
1.80% notes due October 2027	500	500
2.00% notes due December 2028	1,000	1,000
2.00% euro notes due October 2029	557	587
1.95% notes due October 2030	500	500
3.00% euro notes due March 2031	—	587
2.20% notes due December 2031	1,000	1,000
6.00% notes due August 2032	250	250
5.00% notes due March 2035	—	500
3.50% euro notes due March 2037	—	587
6.125% notes due April 2039	250	250
5.25% notes due November 2039	300	300
2.75% notes due October 2050	500	500
2.80% notes due December 2051	1,000	1,000
Other	23	26
Long-term debt	7,687	8,924
Less: Current maturities	532	605
Total, net	$ 7,155	8,319

Long-term debt maturing during each of the four years after 2026 is $757, $528, $997 and $584, respectively. Total interest paid on long-term debt was approximately $221, $193 and $200 in 2025, 2024 and 2023, respectively.

During the year, the Company repaid $500 of 3.15% notes that matured in June 2025. In March 2025, the Company issued €500 of 3.0% notes due March 2031, $500 of 5.0% notes due March 2035, and €500 of 3.5% notes due March 2037. The Company used the net proceeds from the sale of the notes and increased commercial paper borrowings (see Note 12), along with cash on hand, to fund the AspenTech transaction (see Note 4). In 2024, the Company repaid $529 of 0.375% euro notes that matured in May 2024.

The Company maintains a universal shelf registration statement on file with the SEC under which it can issue debt securities, preferred stock, common stock, warrants, share purchase contracts or share purchase units without a predetermined limit. Securities can be sold in one or more separate offerings with the size, price and terms to be determined at the time of sale.

(14) PENSION AND POSTRETIREMENT PLANS

Retirement plans expense includes the following components:

	U.S. Plans			Non-U.S. Plans		
	2023	2024	**2025**	2023	2024	**2025**
Defined benefit plans:						
Service cost (benefits earned during the period)	$ 25	17	**50**	20	20	**22**
Interest cost	164	169	**140**	50	49	**46**
Expected return on plan assets	(247)	(259)	**(252)**	(39)	(38)	**(43)**
Net amortization and other	(55)	(43)	**22**	18	6	**3**
Net periodic pension expense (income)	(113)	(116)	**(40)**	49	37	**28**
Defined contribution plans	111	130	**140**	49	70	**67**
Total retirement plans expense (income)	$ (2)	14	**100**	98	107	**95**

Total net periodic pension (income) decreased in 2025 primarily due to higher amortization of deferred losses and higher service cost, partially offset by lower interest costs. Net periodic pension expense (income) includes $7 and defined contribution expense includes $14 for 2023 related to discontinued operations. For defined contribution plans, the Company makes cash contributions based on plan requirements, which are expensed as incurred.

The Company's principal U.S. defined benefit plan is closed to employees hired after January 1, 2016 while shorter-tenured employees ceased accruing benefits effective October 1, 2016. Effective January 1, 2025, the Company implemented a new profit sharing retirement program for all U.S. non-union employees. Eligible employees receive a base contribution to a cash balance account administered within the principal U.S. defined benefit plan, funded by surplus pension assets, as well as a potential profit sharing contribution to their defined contribution account. For employees that had continued to accrue benefits in the principal U.S. defined benefit plan, future service after December 31, 2024 is frozen.

Details of the changes in the actuarial present value of the projected benefit obligation and the fair value of plan assets for defined benefit pension plans follow:

	U.S. Plans		Non-U.S. Plans	
	2024	**2025**	2024	**2025**
Projected benefit obligation, beginning	$ 2,934	**3,089**	926	**1,004**
Service cost	17	**50**	20	**22**
Interest cost	169	**140**	49	**46**
Actuarial (gain) loss	283	**(80)**	13	**(24)**
Curtailments	(4)	**—**	—	**(4)**
Benefits paid	(205)	**(227)**	(41)	**(40)**
Settlements	(108)	**(43)**	(39)	**(35)**
Acquisitions (Divestitures), net	—	**—**	6	**—**
Foreign currency translation and other	3	**—**	70	**16**
Projected benefit obligation, ending	$ 3,089	**2,929**	1,004	**985**
Fair value of plan assets, beginning	$ 3,590	**3,889**	864	**966**
Actual return on plan assets	598	**151**	73	**(11)**
Employer contributions	14	**15**	24	**31**
Benefits paid	(205)	**(227)**	(41)	**(40)**
Settlements	(108)	**(43)**	(39)	**(35)**
Acquisitions (Divestitures), net	—	**—**	(2)	**—**
Foreign currency translation and other	—	**—**	87	**9**
Fair value of plan assets, ending	$ 3,889	**3,785**	966	**920**
Net amount recognized in the balance sheet	$ 800	**856**	(38)	**(65)**
Location of net amount recognized in the balance sheet:				
Noncurrent asset	$ 961	**1,017**	233	**212**
Current liability	(14)	**(14)**	(17)	**(18)**
Noncurrent liability	(147)	**(147)**	(254)	**(259)**
Net amount recognized in the balance sheet	$ 800	**856**	(38)	**(65)**
Pretax accumulated other comprehensive loss	$ (243)	**(242)**	(163)	**(187)**

Actuarial gains in 2025 were largely due to an increase in the discount rates used to estimate the benefit obligations for the U.S. and non-U.S. plans, which were 5.27% and 5.2% at September 30, 2025 compared to 4.97% and 4.7% at September 30, 2024, respectively. Actuarial losses in 2024 were largely due to a decrease in the discount rates used to estimate the benefit obligations for the U.S. and non-U.S. plans, which were 4.97% and 4.7% at September 30, 2024 compared to 6.03% and 5.2% at September 30, 2023, respectively. As of September 30, 2025, U.S. pension plans were overfunded by $856 in total, including unfunded plans totaling $161. The non-U.S. plans were underfunded by $65, including unfunded plans totaling $242.

As of the September 30, 2025 and 2024 measurement dates, the plans' total accumulated benefit obligation was $3,769 and $3,942, respectively. The total projected benefit obligation, accumulated benefit obligation and fair value of plan assets for individual plans with projected benefit obligations in excess of plan assets were $567, $473 and $130, respectively, for 2025, and $558, $470 and $125, respectively, for 2024. The total projected benefit obligation, accumulated benefit obligation and fair value of plan assets for individual plans with accumulated benefit obligations in excess of plan assets were $493, $431 and $71, respectively, for 2025, and $515, $452 and $92, respectively, for 2024.

Future benefit payments by U.S. plans are estimated to be $265 in 2026, $263 in 2027, $258 in 2028, $254 in 2029, $248 in 2030 and $1,148 in total over the five years 2031 through 2035. Based on foreign currency exchange rates as of September 30, 2025, future benefit payments by non-U.S. plans are estimated to be $67 in 2026, $64 in 2027, $70 in 2028, $74 in 2029, $71 in 2030 and $396 in total over the five years 2031 through 2035. The Company expects to contribute approximately $40 to its retirement plans in 2026.

The weighted-average assumptions used in the valuation of pension benefits follow:

	U.S. Plans			Non-U.S. Plans		
	2023	2024	**2025**	2023	2024	**2025**
Net pension expense						
Discount rate used to determine service cost	5.66 %	6.09 %	**5.29 %**	4.9 %	5.2 %	**4.7 %**
Discount rate used to determine interest cost	5.49 %	5.94 %	**4.67 %**	4.9 %	5.2 %	**4.7 %**
Expected return on plan assets	6.00 %	6.50 %	**6.50 %**	4.4 %	4.7 %	**4.6 %**
Rate of compensation increase	4.00 %	4.00 %	**4.00 %**	4.0 %	3.9 %	**3.9 %**
Benefit obligations						
Discount rate	6.03 %	4.97 %	**5.27 %**	5.2 %	4.7 %	**5.2 %**
Rate of compensation increase	4.00 %	4.00 %	**4.00 %**	3.9 %	3.9 %	**4.1 %**

The discount rate for the U.S. retirement plans was 5.27 percent as of September 30, 2025. An actuarially developed, company-specific yield curve is used to determine the discount rate. To determine the service and interest cost components of pension expense for its U.S. retirement plans, the Company applies the specific spot rates along the yield curve, rather than the single weighted-average rate, to the projected cash flows to provide more precise measurement of these costs. The expected return on plan assets assumption is determined by reviewing the investment returns of the plans for the past 10 years plus longer-term historical returns of an asset mix approximating the Company's asset allocation targets, and periodically comparing these returns to expectations of investment advisors and actuaries to determine whether long-term future returns are expected to differ significantly from the past.

The Company's asset allocations at September 30, 2025 and 2024, and weighted-average target allocations follow:

	U.S. Plans			Non-U.S. Plans		
	2024	**2025**	Target	2024	**2025**	Target
Equity securities	29 %	**29 %**	25-35%	7 %	**12 %**	5-15%
Debt securities	63	**63**	60-70	69	**69**	65-75
Other	8	**8**	0-10	24	**19**	15-25
Total	100 %	**100 %**	100 %	100 %	**100 %**	100 %

The primary objective for the investment of pension assets is to secure participant retirement benefits by earning a reasonable rate of return. Plan assets are invested consistent with the provisions of the prudence and diversification rules of ERISA and with a long-term investment horizon. The Company continuously monitors the value of assets by class and routinely rebalances to remain within target allocations. The equity strategy is to minimize concentrations of risk by investing primarily in a mix of companies that are diversified across geographies, market capitalization, style, sectors and industries worldwide. The approach for bonds emphasizes investment-grade corporate and government debt with maturities matching the duration of pension liabilities. The bonds strategy also includes a high-yield element which is generally shorter in duration. For diversification, a small portion of U.S. plan assets is allocated to private equity partnerships and real asset fund investments, providing opportunities for above market returns. Leveraging techniques are not used and the use of derivatives in any fund is limited and inconsequential. The fair values of defined benefit pension assets as of September 30, organized by asset class and by the fair value hierarchy of ASC 820, *Fair Value Measurement,* follow. Investments valued based on the net asset value (NAV) of fund units held, as derived from the fair value of the underlying assets, are excluded from the fair value hierarchy.

	Level 1	Level 2	Level 3	Measured at NAV	Total	%
2025						
U.S. equities	$ 246	10		581	837	18 %
International equities	169	11		111	291	6 %
Emerging market equities		1		94	95	2 %
Corporate bonds		1,170		835	2,005	43 %
Government bonds		899		106	1,005	21 %
Other	137	1	143	191	472	10 %
Total	$ 552	2,092	143	1,918	4,705	100 %
2024						
U.S. equities	$ 245	10		620	875	18 %
International equities	154	12		65	231	5 %
Emerging market equities		1		101	102	2 %
Corporate bonds		1,221		879	2,100	43 %
Government bonds		904		108	1,012	21 %
Other	206	1	132	196	535	11 %
Total	$ 605	2,149	132	1,969	4,855	100 %

Asset Classes

U.S. equities reflect companies domiciled in the U.S., including multinational companies. International equities are comprised of companies domiciled in developed nations outside the U.S. Emerging market equities are comprised of companies domiciled in portions of Asia, Eastern Europe and Latin America. Corporate bonds represent investment-grade debt of issuers primarily from the U.S. Government bonds include investment-grade instruments issued by federal, state and local governments, primarily in the U.S. Other includes cash, interests in mixed asset funds investing in commodities, natural resources, agriculture, real estate and infrastructure funds, life insurance contracts (U.S.), and shares in certain general investment funds of financial institutions or insurance arrangements (non-U.S.) that typically ensure no market losses or provide for a small minimum return guarantee.

Fair Value Hierarchy Categories

Valuations of Level 1 assets for all classes are based on quoted closing market prices from the principal exchanges where the individual securities are traded. Cash is valued at cost, which approximates fair value. Debt securities categorized as Level 2 assets are generally valued based on independent broker/dealer bids or by comparison to other debt securities having similar durations, yields and credit ratings. Valuation techniques and inputs for these assets include discounted cash flow analysis, earnings multiple approaches, recent transactions, transfer restrictions, prevailing discount rates, volatilities, credit ratings and other factors. In the Other class, interests in mixed asset funds are Level 2, and U.S. life insurance contracts and non-U.S. general fund investments and insurance arrangements are Level 3. Investments measured at NAV are primarily nonexchange-traded commingled or collective funds where the underlying securities have observable prices available from active markets and typically provide liquidity daily or within a few days. The NAV category also includes fund investments in private equities, real estate and infrastructure where the fair value of the underlying assets is determined by the investment manager. Total unfunded commitments for the private equity funds were approximately $71 at September 30, 2025. These investments cannot be redeemed, but instead the funds will make distributions through liquidation of the underlying assets, which is expected to occur over approximately the next 10 years. The real estate and infrastructure funds typically offer quarterly redemption.

Postretirement Plans

The Company also sponsors unfunded postretirement benefit plans (primarily health care) for certain U.S. retirees and their dependents. The Company's principal U.S. postretirement plan has been frozen to new employees since 1993. The postretirement benefit liability for all plans was $61 and $71 as of September 30, 2025 and 2024, respectively, and included deferred actuarial gains in accumulated other comprehensive income of $59 and $68, respectively. Service and interest costs are negligible and more than offset by the amortization of deferred actuarial gains, which resulted in net postretirement income of $11 for 2025, $18 for 2024 and $19 for 2023. Benefits paid were $8 and $10 for 2025 and 2024, respectively, and the Company estimates that future health care benefit payments will be approximately $6 per year for 2026 through 2030, and $23 in total over the five years 2031 through 2035.

(15) CONTINGENT LIABILITIES AND COMMITMENTS

The Company is a party to a number of pending legal proceedings and claims, including those involving general and product liability (including asbestos) and other matters, several of which claim substantial amounts of damages. The Company accrues for such liabilities when it is probable that future costs (including legal fees and expenses) will be incurred and such costs can be reasonably estimated. Accruals are based on developments to date; management's estimates of the outcomes of these matters; and the Company's experience in contesting, litigating and settling similar matters. The Company engages an outside expert to develop an actuarial estimate of its expected costs to resolve all pending and future asbestos claims, including defense costs, as well as its related insurance receivables. The reserve for asbestos litigation, which is recorded on an undiscounted basis, is based on projected claims through 2065. See Note 21 for additional information about the Company's asbestos liabilities and related insurance receivables.

Although it is not possible to predict the ultimate outcome of these matters, the Company historically has been largely successful in defending itself against claims and suits that have been brought against it, and will continue to defend itself vigorously in all such matters. While the Company believes a material adverse impact is unlikely, given the inherent uncertainty of litigation, a remote possibility exists that a future development could have a material adverse impact on the Company. The Company enters into certain indemnification agreements in the ordinary course of business in which the indemnified party is held harmless and is reimbursed for losses incurred from claims by third parties, usually up to a prespecified limit. In connection with divestitures of certain assets or businesses, the Company often provides indemnities to the buyer with respect to certain matters including, for example, environmental or unidentified tax liabilities related to periods prior to the disposition. Because of the uncertain nature of the indemnities, the maximum liability cannot be quantified. As such, contingent liabilities are recorded when they are both probable and reasonably estimable. Historically, payments under indemnity arrangements have been inconsequential.

At September 30, 2025, there were no known contingent liabilities (including guarantees, pending litigation, taxes and other claims) that management believes will be material in relation to the Company's financial statements, nor were there any material commitments outside the normal course of business.

(16) INCOME TAXES

Pretax earnings from continuing operations consist of the following:

	2023	2024	2025
United States	$ 1,529	712	1,118
Non-U.S.	1,374	1,308	1,816
Total pretax earnings	$ 2,903	2,020	2,934

The principal components of income tax expense follow:

	2023	2024	2025
Current:			
U.S. federal	$ 463	325	463
State and local	47	34	56
Non-U.S.	369	452	481
Deferred:			
U.S. federal	(159)	(284)	(212)
State and local	(17)	(18)	11
Non-U.S.	(61)	(94)	(103)
Income tax expense	$ 642	415	696

Reconciliations of the U.S. federal statutory income tax rate to the Company's effective tax rate follow.

	2023	2024	2025
U.S. federal statutory rate	21.0 %	21.0 %	21.0 %
State and local taxes, net of U.S. federal tax benefit	0.8	0.6	1.8
Non-U.S. rate differential	0.8	2.0	1.2
Non-U.S. tax holidays	(0.8)	(1.7)	(1.3)
Research and development credits	(0.5)	(1.2)	(0.9)
Foreign derived intangible income	(2.6)	(3.8)	(2.0)
U.S. taxation of Non-U.S. Earnings	1.3	2.1	1.7
Subsidiary restructuring	—	(2.9)	(0.2)
Test & Measurement purchase accounting	—	1.7	—
Other	2.1	2.8	2.4
Effective income tax rate	22.1 %	20.6 %	23.7 %

State and local taxes in 2025 include a discrete deferred expense due to the purchase of the remaining shares of AspenTech. Test & Measurement purchase accounting in 2024 reflects a lower tax benefit on inventory step-up amortization. The increase in Other in 2024 includes the losses on two small divestitures, which were non-deductible for tax purposes. See Note 4 for further details related to acquisitions and divestitures.

On July 4, 2025, the One Big Beautiful Bill Act (the "OBBBA") was signed into law. The OBBBA extends certain key elements of the 2017 Tax Cuts and Jobs Act including provisions related to bonus depreciation and domestic research and development, among others. The OBBBA did not have a material impact in the current fiscal year. The Company is currently assessing the impact of the OBBBA on future periods.

Non-U.S. tax holidays reduce tax rates in certain jurisdictions. Approximately 60 percent of the tax holidays expire over the next two years, with the remainder expiring by 2038.

Following are changes in unrecognized tax benefits before considering recoverability of any cross-jurisdictional tax credits (U.S. federal, state and non-U.S.) and temporary differences. The amount of unrecognized tax benefits is not expected to change significantly in the next 12 months.

	2024	2025
Unrecognized tax benefits, beginning	$ 235	291
Additions for current year tax positions	59	24
Additions for prior year tax positions	18	12
Reductions for prior year tax positions	(22)	(26)
Acquisitions and divestitures	13	—
Reductions for settlements with tax authorities	(7)	(8)
Reductions for expiration of statutes of limitations	(5)	(5)
Unrecognized tax benefits, ending	$ 291	288

If none of the unrecognized tax benefits shown is ultimately paid, the tax provision and the calculation of the effective tax rate would be favorably impacted by $245, which is net of cross-jurisdictional tax credits and temporary differences. The Company accrues interest and penalties related to income taxes in income tax expense. Total expense recognized was $6, $6 and $1 in 2025, 2024 and 2023, respectively. As of September 30, 2025 and 2024, total accrued interest and penalties were $46 and $27, respectively.

The U.S. is the major jurisdiction for which the Company files income tax returns. Examinations for U.S. federal are complete through 2019. The status of state and non-U.S. tax examinations varies due to the numerous legal entities and jurisdictions in which the Company operates.

The principal items that gave rise to deferred income tax assets and liabilities follow:

	2024	2025
Deferred tax assets:		
Net operating losses, capital losses and tax credits	$ 283	276
Accrued liabilities	149	149
Postretirement and postemployment benefits	17	13
Employee compensation and benefits	121	122
Other	176	249
Total	$ 746	809
Valuation allowances	$ (256)	(251)
Deferred tax liabilities:		
Intangibles	$(2,161)	(1,871)
Pensions	(193)	(195)
Property, plant and equipment	(121)	(149)
Undistributed non-U.S. earnings	(36)	(34)
Other	(53)	(51)
Total	$(2,564)	(2,300)
Net deferred income tax liability	$(2,074)	(1,742)

Total income taxes paid were approximately $1,440, $950 and $3,310 in 2025, 2024 and 2023, respectively. Total taxes paid related to the sale of the Company's 40 percent noncontrolling common equity interest in Copeland were approximately $0.6 billion in 2025, while taxes related to the Copeland transaction in 2023 were $2.3 billion. See Notes 5 and 8. Approximately half of the $276 of net operating losses can be carried forward indefinitely, while most of the remainder expire over the next 5 years.

(17) STOCK-BASED COMPENSATION

The Company's stock-based compensation plans include performance shares, restricted stock, restricted stock units, and stock options. Although the Company has discretion, shares distributed under these plans are issued from treasury stock.

In fiscal 2022, the Company changed the terms of its annual performance share awards that were issued in the first quarter. The terms meet the criteria for equity classification in accordance with ASC 718, *Compensation - Stock Compensation*, and therefore expense is recognized on a fixed basis over the three-year performance period.

Prior to Emerson's purchase of the remaining outstanding shares of common stock of AspenTech not already owned by the Company in March 2025, AspenTech had stock-based compensation plans that were settled in its own stock. These plans consisted of performance shares, restricted stock units and stock options. Upon completion of the transaction, each award of performance shares and restricted stock units that were outstanding and unvested were assumed by Emerson and converted into Emerson time-based restricted stock units, but otherwise subject to the same terms and conditions (including vesting and payment schedule). The Company also paid $76 to settle AspenTech stock options that were outstanding prior to the transaction closing.

As a result of the Company's acquisition of NI in 2024, outstanding NI restricted stock units and performance stock units were assumed by Emerson and converted at the time of the acquisition into Emerson time-based restricted stock units, but otherwise subject to the same terms and conditions (including vesting and payment schedule) as the awards originally issued by NI.

Total compensation expense and income tax benefits for Emerson and AspenTech stock options and incentive shares follows.

	2023	2024	2025
Performance shares	$ 165	90	94
Restricted stock and restricted stock units	24	115	147
AspenTech stock-based compensation plans	82	55	24
Total stock compensation expense	271	260	265
Less: discontinued operations	21	—	2
Stock compensation expense from continuing operations	$ 250	260	263
Income tax benefits recognized	$ 28	32	35

Stock compensation expense for 2025 includes $35 of integration-related stock compensation expense attributable to AspenTech (of which $22 was reported as restructuring costs) and $12 attributable to NI (of which $3 was reported as restructuring costs). Stock compensation expense for 2024 includes $96 related to NI restricted stock units, which includes $58 of integration-related stock compensation expense (of which $43 was reported as restructuring costs).

As of September 30, 2025, total unrecognized compensation expense related to unvested shares awarded under Emerson plans was $247, which is expected to be recognized over a weighted-average period of 1.2 years.

Emerson Performance Shares, Restricted Stock and Restricted Stock Units
The Company's incentive shares plans include performance shares awards which distribute the value of common stock to key management employees at the conclusion of a three-year period subject to certain operating performance conditions and other terms and restrictions. Dividend equivalents are only paid on earned awards after the performance period has concluded. Compensation expense for performance shares is recognized over the service period based on the number of shares ultimately expected to be earned.

Information related to performance share payouts for the years ended September 30, 2024 and 2025 follows (shares in thousands):

	2024	2025
Performance period	2021 - 2023	2022 - 2024
Percent payout	118%	118%
Total shares earned	1,733	1,084
Shares distributed in cash, primarily for tax withholding	755	450

As of September 30, 2025, approximately 919,000 shares awarded primarily in 2023 were outstanding, contingent on the Company achieving its performance objectives through 2025. The objectives for these shares were met at the 115 percent level and the shares will be distributed in early fiscal 2026.

Additionally, the rights to receive approximately 477,000 and 505,000 shares awarded in 2025 and 2024, respectively, are outstanding and contingent upon the Company achieving its performance objectives through 2027 and 2026, respectively.

Incentive shares plans also include restricted stock awards and restricted stock units. Restricted stock awards involve distribution of common stock to key management employees subject to cliff vesting at the end of service periods ranging from three to ten years while restricted stock units granted to employees generally vest over a three-year period. The fair value of restricted stock awards and restricted stock units is determined based on the average of the high and low market prices of the Company's common stock on the date of grant, with compensation expense recognized ratably over the applicable vesting period. In 2025, approximately 56,000 shares of restricted stock and approximately 1,317,000 restricted stock units vested as a result of participants fulfilling the applicable service requirements. Consequently, approximately 33,000 shares and 1,001,000 units were issued while 23,000 shares and 316,000 units were withheld for income taxes in accordance with minimum withholding requirements. As of September 30, 2025, there were approximately 2,976,000 shares of unvested restricted stock and restricted stock units outstanding.

In addition to the employee stock option and incentive share plans, in 2025 the Company awarded approximately 15,000 restricted stock units under the restricted stock plan for non-management directors. As of September 30, 2025, approximately 25,000 shares were available for issuance under this plan.

As of September 30, 2025, 15.7 million shares remained available for award under incentive shares plans.

Changes in shares outstanding but not yet earned under incentive shares plans during the year ended September 30, 2025 follow (shares in thousands; assumes 100 percent payout of unvested awards):

	Shares	Average Grant Date Fair Value Per Share
Beginning of year	4,634	$ 91.46
Granted	1,690	$109.21
Assumed	1,097	$114.57
Earned/vested	(2,291)	$ 96.41
Canceled	(253)	$105.99
End of year	4,877	$ 98.52

Information related to Emerson incentive shares plans follows:

	2023	2024	2025
Total fair value of shares earned/vested	$ 158	284	256
Share awards distributed in cash, primarily for tax withholding	$ 73	81	59

Emerson Stock Options

There were no stock option grants in 2025, 2024 and 2023. Previously awarded stock options allow key officers and employees to purchase common stock at specified prices, which are equal to 100 percent of the closing market price of the Company's stock on the date of grant. Options generally vest one-third in each of the three years subsequent to grant and expire 10 years from the date of grant.

Changes in shares subject to options during the year ended September 30, 2025 follow (shares in thousands):

	Weighted-Average Exercise Price Per Share	Shares	Total Intrinsic Value of Shares	Average Remaining Life (Years)
Beginning of year	$ 51.71	288		
Options exercised	$ 50.45	(189)		
Options canceled	$ 46.92	(1)		
End of year	$ 54.16	98	$ 7	1.0
Exercisable at end of year	$ 54.16	98	$ 7	1.0

Information related to Emerson stock options follows:

	2023	2024	2025
Cash received for option exercises	$ 49	14	9
Intrinsic value of options exercised	$ 27	15	14
Tax benefits related to option exercises	$ 4	5	3

(18) COMMON AND PREFERRED STOCK

At September 30, 2025, 21.6 million shares of common stock were reserved for issuance under the Company's stock-based compensation plans. During 2025, 9.3 million common shares were purchased and 1.9 million treasury shares were reissued. In 2024, 4.4 million common shares were purchased and 2.6 million treasury shares were reissued.

At September 30, 2025 and 2024, the Company had 5.4 million shares of $2.50 par value preferred stock authorized, with none issued.

(19) ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

Activity in Accumulated other comprehensive income (loss) is shown below, net of income taxes:

Foreign currency translation	2023	2024	2025
Beginning balance	$(1,265)	(1,012)	(616)
Other comprehensive income (loss), net of tax of $26, $17 and $42, respectively	158	356	48
Purchase of noncontrolling interest	—	—	3
Reclassification to loss on divestiture of business	95	23	—
Reclassification to gain on sale of equity interest	—	17	—
Ending balance	(1,012)	(616)	(565)
Pension and postretirement			
Beginning balance	(222)	(247)	(245)
Actuarial gains (losses) deferred during the period, net of taxes of $0, $(14) and $11, respectively	4	45	(36)
Amortization of deferred actuarial losses into earnings, net of tax of $17, $12 and $(4), respectively	(51)	(43)	12
Reclassified to gain on sale of business	22	—	—
Ending balance	(247)	(245)	(269)
Cash flow hedges			
Beginning balance	2	6	(7)
Gains deferred during the period, net of taxes of $(11), $1 and $(7), respectively	37	(5)	25
Reclassifications of realized (gains) losses to sales and cost of sales, net of tax of $4, $2 and $1, respectively	(14)	(8)	(5)
Reclassified to gain on sale of business	(19)	—	—
Ending balance	6	(7)	13
Accumulated other comprehensive income (loss)	$(1,253)	(868)	(821)

(20) BUSINESS SEGMENTS INFORMATION

As disclosed in Note 4, on March 12, 2025, Emerson completed its purchase of the remaining outstanding shares of common stock of AspenTech not already owned by the Company. As a result of the transaction, AspenTech is now a wholly owned subsidiary of the Company. AspenTech was reorganized upon completion of the transaction and now reports to Control Systems & Software leadership. AspenTech's results, which were previously reported as a separate segment, are now consolidated into the Control Systems & Software segment for all periods presented. Prior year amounts have been reclassified to conform to the current year presentation. In 2024, the Company completed the acquisition of NI on October 11, 2023. NI is now referred to as Test & Measurement and reported as a segment in the Software and Control business group.

INTELLIGENT DEVICES	SOFTWARE AND CONTROL
• Final Control	• Control Systems & Software
• Measurement & Analytical	• Test & Measurement
• Discrete Automation	
• Safety & Productivity	

The **Final Control** segment is a leading global provider of control valves, isolation valves, shutoff valves, pressure relief valves, pressure safety valves, actuators, and regulators for process and hybrid industries. These solutions respond to commands from a control system to continuously and precisely control and regulate the flow of liquids or gases to achieve safe operation along with reliability, sustainability and optimized performance.

The **Measurement & Analytical** segment is a leading supplier of intelligent instrumentation measuring the physical properties of liquids or gases, such as pressure, temperature, level, flow, acoustics, corrosion, pH, conductivity, water quality, toxic gases, and flame. These devices transfer data and asset management information to control systems and automation software, allowing process and hybrid industry operators to make educated decisions regarding production, reliability, sustainability and safety.

The **Discrete Automation** segment includes solenoid valves, pneumatic valves, valve position indicators, pneumatic cylinders and actuators, air preparation equipment, pressure and temperature switches, electric linear motion solutions, programmable automation control systems and software, electrical distribution equipment, and materials joining solutions used primarily in discrete industries.

The **Safety & Productivity** segment delivers tools for professionals and homeowners that support infrastructure, promote safety and enhance productivity. Pipe-working tools include pipe wrenches and cutters, pipe threading and roll grooving equipment, battery hydraulic tools for press connections, drain cleaners and diagnostic systems, including sewer inspection cameras and locating equipment. Electrical tools include conduit benders and cable pulling equipment, battery hydraulic tools for cutting and crimping electrical cable, and hole-making equipment. Other professional tools include water jetters, wet-dry vacuums, commercial vacuums and hand tools.

The **Control Systems & Software** segment provides control systems and software that control plant processes by collecting and analyzing information from measurement devices in the plant. These technologies determine optimal settings with software based on a customer's specific algorithms and use that information to adjust valves, pumps, motors, drives and other control hardware for maximum product quality, process efficiency, sustainability and safety. These solutions include distributed control systems, safety instrumented systems, SCADA systems, application software, digital twins, asset performance management and cybersecurity. Control Systems & Software solutions are predominantly used by process and hybrid manufacturers. This segment also includes the AspenTech business, which is a global leader in asset optimization software that enables industrial manufacturers to design, operate and maintain their operations for maximum performance. AspenTech combines decades of modeling, simulation and optimization capabilities with industrial operations expertise and applies advanced analytics to improve the profitability and sustainability of production assets. The purpose-built software drives value for customers by improving operational efficiency and maximizing productivity, reducing unplanned downtime and safety risks, and minimizing energy consumption and emissions.

The **Test & Measurement** segment provides software-connected automated test and measurement systems that enable enterprises to bring products to market faster and at a lower cost. The Test & Measurement business spans the full range of customer needs including modular instrumentation, data acquisition and control solutions, and general-purpose development software.

The principal distribution method for each segment is direct sales forces, although the Company also uses independent sales representatives and distributors. Due to its global presence, certain of the Company's international operations are subject to risks including the stability of governments and business conditions in foreign countries which could result in adverse changes in exchange rates, changes in regulations or disruption of operations.

The primary income measure used for assessing segment performance and making operating decisions is earnings before interest and income taxes. In the statements below, Other deductions is largely comprised of restructuring, intangibles amortization and foreign currency transaction (gains) losses. Certain expenses are reported at Corporate, including stock compensation expense and a portion of pension and postretirement benefit costs. Corporate and other includes unallocated corporate expenses, acquisition/divestiture costs, first year acquisition accounting charges (which include fair value adjustments related to inventory, backlog and deferred revenue) and other items. Corporate assets are primarily comprised of cash and cash equivalents, investments, certain fixed assets and assets held-for-sale. Summarized below is information about the Company's operations by business segment and by geography.

The chief operating decision maker ("CODM") is the Company's President and Chief Executive Officer. The CODM regularly reviews the financial information presented below, including against forecasted results, to assess each segment's operating performance and to make resource allocation decisions.

The following tables present the financial results for each segment.

	2023							
	Final Control	Measurement & Analytical	Discrete Automation	Safety & Productivity	**Intelligent Devices**	Control Systems & Software	Test & Measurement	**Software & Control**
Net Sales	$ 3,970	3,595	2,635	1,388	**11,588**	3,648	—	**3,648**
Cost of sales	2,177	1,648	1,387	795	**6,007**	1,818	—	**1,818**
Selling, general and administrative expenses	829	972	680	269	**2,750**	1,058	—	**1,058**
Other deductions, net	99	39	59	18	**215**	350	—	**350**
Earnings (Loss)	$ 865	936	509	306	**2,616**	422	—	**422**

	2024							
	Final Control	Measurement & Analytical	Discrete Automation	Safety & Productivity	**Intelligent Devices**	Control Systems & Software	Test & Measurement	**Software & Control**
Net Sales	$ 4,204	4,061	2,506	1,390	**12,161**	3,935	1,464	**5,399**
Cost of sales	2,246	1,799	1,334	796	**6,175**	1,883	387	**2,270**
Selling, general and administrative expenses	862	1,097	640	265	**2,864**	1,118	723	**1,841**
Other deductions, net	119	109	66	21	**315**	362	644	**1,006**
Earnings (Loss)	$ 977	1,056	466	308	**2,807**	572	(290)	**282**

	2025							
	Final Control	Measurement & Analytical	Discrete Automation	Safety & Productivity	**Intelligent Devices**	Control Systems & Software	Test & Measurement	**Software & Control**
Net Sales	$ 4,380	4,143	2,521	1,356	12,400	4,205	1,486	5,691
Cost of sales	2,323	1,843	1,340	773	6,279	1,917	381	2,298
Selling, general and administrative expenses	869	1,101	645	264	2,879	1,073	734	1,807
Other deductions, net	107	87	67	28	289	320	439	759
Earnings (Loss)	$ 1,081	1,112	469	291	2,953	895	(68)	827

The following table reconciles the total segment results from the tables above to the Company's consolidated results.

	Sales			Earnings (Loss)		
	2023	2024	**2025**	2023	2024	**2025**
Segment Totals	$ 15,236	17,560	**18,091**	$ 3,038	3,089	**3,780**
Corporate items:						
Stock compensation				(250)	(260)	**(263)**
Unallocated pension and postretirement costs				171	144	**109**
Corporate and other				(224)	(664)	**(455)**
Loss on Copeland note receivable				—	(279)	**—**
Gain on subordinated interest				161	79	**—**
Eliminations/Interest	(71)	(68)	**(75)**	(34)	(175)	**(237)**
Interest income from related party				41	86	**—**
Total	$ 15,165	17,492	**18,016**	$ 2,903	2,020	**2,934**

In 2025, stock compensation included $35 of integration-related stock compensation expense attributable to AspenTech (of which $22 was reported as restructuring costs) and $12 attributable to NI (of which $3 was reported as restructuring costs). In 2024, stock compensation included $58 of integration-related stock compensation expense attributable to NI (of which $43 was reported as restructuring costs). Corporate and other for 2025, 2024 and 2023, respectively, includes acquisition/divestiture fees and related costs of $255 ($42 of which is reported in operating profit; amounts primarily relate to AspenTech), $205 ($109 of which is reported in operating profit), and $84 ($15 of which is reported in operating profit). Additionally, in 2024, Corporate and other includes acquisition-related inventory step-up amortization of $231 and divestiture losses totaling $48, while 2023 includes a loss of $47 related to the Company's exit of business operations in Russia. Corporate and other in 2023 also included a mark-to-market gain of $24 related to foreign currency forward contracts entered into by AspenTech and a mark-to-market gain of $56 related to the Company's equity investment in National Instruments Corporation (see Note 6).

	Total Assets			Depreciation and Amortization			Capital Expenditures		
	2023	2024	**2025**	2023	2024	**2025**	2023	2024	**2025**
Final Control	$ 5,614	5,706	**5,889**	$ 170	159	**161**	$ 93	93	**102**
Measurement & Analytical	3,976	4,122	**4,253**	121	138	**140**	93	84	**107**
Discrete Automation	2,493	2,470	**2,569**	84	87	**87**	56	61	**61**
Safety & Productivity	1,238	1,228	**1,273**	57	58	**60**	35	46	**46**
Intelligent Devices	13,321	13,526	**13,984**	432	442	**448**	277	284	**316**
Control Systems & Software	16,199	15,903	**15,758**	582	594	**550**	39	46	**51**
Test & Measurement	—	9,210	**8,809**	—	607	**476**	—	27	**29**
Software and Control	16,199	25,113	**24,567**	582	1,201	**1,026**	39	73	**80**
Corporate and other (includes assets held-for-sale)	13,226	5,607	**3,413**	37	46	**44**	47	62	**35**
Total	$42,746	44,246	**41,964**	$ 1,051	1,689	**1,518**	$ 363	419	**431**

Depreciation and amortization includes intellectual property, customer relationships and capitalized software.

Geographic Information

Sales by major geographic destination are summarized below:

	2023				2024			
	Americas	AMEA	Europe	Total	Americas	AMEA	Europe	Total
Final Control	$ 1,949	1,481	540	3,970	$ 2,010	1,647	547	4,204
Measurement & Analytical	1,847	1,222	526	3,595	2,046	1,382	633	4,061
Discrete Automation	1,234	720	681	2,635	1,178	646	682	2,506
Safety & Productivity	1,049	70	269	1,388	1,048	73	269	1,390
Intelligent Devices	6,079	3,493	2,016	11,588	6,282	3,748	2,131	12,161
Control Systems & Software	1,729	1,104	815	3,648	1,862	1,181	892	3,935
Test & Measurement	—	—	—	—	654	389	421	1,464
Software and Control	1,729	1,104	815	3,648	2,516	1,570	1,313	5,399
Total	$ 7,808	4,597	2,831	15,236	$ 8,798	5,318	3,444	17,560

	2025			
	Americas	AMEA	Europe	Total
Final Control	$ 2,164	1,662	555	4,381
Measurement & Analytical	2,052	1,461	631	4,144
Discrete Automation	1,218	630	672	2,520
Safety & Productivity	1,042	67	246	1,355
Intelligent Devices	6,476	3,820	2,104	12,400
Control Systems & Software	2,042	1,238	925	4,205
Test & Measurement	696	391	399	1,486
Software and Control	2,738	1,629	1,324	5,691
Total	$ 9,214	5,449	3,428	18,091

Sales in the U.S. were $7,481, $7,091 and $6,327 for 2025, 2024 and 2023, respectively, while Asia, Middle East & Africa includes sales in China of $1,829, $1,901 and $1,804 in those years.

	Property, Plant and Equipment		
	2023	2024	**2025**
Americas	$ 1,442	1,672	**1,717**
Asia, Middle East & Africa	428	542	**601**
Europe	493	593	**553**
Total	$ 2,363	2,807	**2,871**

Property, plant and equipment located in the U.S. was $1,498 in 2025, $1,474 in 2024 and $1,261 in 2023.

(21) OTHER FINANCIAL DATA

Items reported in earnings from continuing operations during the years ended September 30 included the following:

	2023	2024	**2025**
Research and development expense	$ 523	781	**771**
Rent expense	$ 210	245	**232**

The components of depreciation and amortization expense reported for the years ended September 30 included the following:

	2023	2024	2025
Depreciation expense	$ 287	323	344
Amortization of intangibles (includes $196, $197 and $199 reported in Cost of Sales in 2023, 2024 and 2025, respectively) (a)	678	1,274	1,083
Amortization of capitalized software	86	92	91
Total	$ 1,051	1,689	1,518

(a) Amortization of intangibles includes $425 and $560 related to the NI acquisition in 2025 and 2024, respectively.

Items reported in other noncurrent assets included the following:

	2024	2025
Pension assets	$ 1,194	1,229
Operating lease right-of-use assets	$ 692	637
Unbilled receivables (contract assets)	$ 519	621
Deferred income taxes	$ 64	79
Asbestos-related insurance receivables	$ 37	55

Items reported in accrued expenses included the following:

	2024	2025
Customer advances (contract liabilities)	$ 1,043	1,031
Employee compensation	$ 706	740
Income taxes	$ 587	130
Operating lease liabilities (current)	$ 158	138
Product warranty	$ 82	90

Other liabilities are summarized as follows:

	2024	2025
Deferred income taxes	$ 2,138	1,822
Pension and postretirement liabilities	466	467
Operating lease liabilities (noncurrent)	511	505
Asbestos litigation	151	131
Other	574	625
Total	$ 3,840	3,550

(22) QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

	First Quarter		Second Quarter		Third Quarter		Fourth Quarter		Full Year	
	2024	**2025**	2024	**2025**	2024	**2025**	2024	**2025**	2024	**2025**
Net sales	$ 4,117	**4,175**	4,376	**4,432**	4,380	**4,553**	4,619	**4,855**	17,492	**18,016**
Gross profit	$ 1,916	**2,235**	2,284	**2,371**	2,314	**2,393**	2,371	**2,520**	8,885	**9,519**
Earnings from continuing operations common stockholders	$ 169	**585**	547	**485**	344	**580**	558	**636**	1,618	**2,285**
Net earnings common stockholders	$ 142	**585**	501	**485**	329	**586**	996	**637**	1,968	**2,293**
Earnings per common share from continuing operations:										
Basic	$ 0.30	**1.03**	0.96	**0.86**	0.60	**1.03**	0.98	**1.13**	2.83	**4.05**
Diluted	$ 0.29	**1.02**	0.95	**0.86**	0.60	**1.03**	0.97	**1.12**	2.82	**4.03**
Net earnings per common share:										
Basic	$ 0.25	**1.03**	0.88	**0.86**	0.58	**1.04**	1.74	**1.13**	3.44	**4.06**
Diluted	$ 0.25	**1.02**	0.87	**0.86**	0.57	**1.04**	1.73	**1.12**	3.43	**4.04**
Dividends per common share	$ 0.525	**0.5275**	0.525	**0.5275**	0.525	**0.5275**	0.525	**0.5275**	2.10	**2.11**

Earnings per share are computed independently each period; as a result, the quarterly amounts may not sum to the calculated annual figure.

Emerson Electric Co. common stock (symbol EMR) is listed on the New York Stock Exchange and NYSE Texas.

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Emerson Electric Co.:

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated balance sheets of Emerson Electric Co. and subsidiaries (the Company) as of September 30, 2025 and 2024, the related consolidated statements of earnings, comprehensive income, equity, and cash flows for each of the years in the three-year period ended September 30, 2025, and the related notes (collectively, the consolidated financial statements). We also have audited the Company's internal control over financial reporting as of September 30, 2025, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of September 30, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the three-year period ended September 30, 2025, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 30, 2025 based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Sufficiency of Audit Evidence over Net Sales

As discussed in Notes 1, 2 and 20 to the Company's consolidated financial statements, and disclosed in the consolidated statements of earnings, the Company recorded $18.0 billion of net sales in 2025.

We identified the evaluation of the sufficiency of audit evidence over net sales as a critical audit matter. Net sales are recognized primarily from the sale of tangible products from hundreds of Company locations around the world. Evaluating the sufficiency of audit evidence obtained required especially subjective auditor judgment because of the geographical dispersion of the Company's net sales generating activities. This included determining the Company locations at which procedures were performed and the supervision and review of procedures performed at those locations.

The following are the primary procedures we performed to address this critical audit matter. We applied auditor judgment to determine the nature and extent of procedures to be performed over net sales, including the determination of the Company locations at which those procedures were to be performed. At each Company location where procedures were performed, we:

- evaluated the design and tested the operating effectiveness of certain internal controls over the Company's net sales processes, including the Company's controls over the accurate recording of amounts.

- assessed the recorded net sales for certain locations by selecting a sample of transactions and compared the amounts recognized to underlying documentation, including contracts with customers and shipping documentation.

- assessed the recorded net sales for certain locations by performing a software-assisted data analysis to test relationships among certain revenue transactions.

We evaluated the sufficiency of audit evidence obtained by assessing the results of procedures performed, including the appropriateness of the nature and extent of such evidence.

/s/ KPMG LLP

We or our predecessor firms have served as the Company's auditor since 1938.

St. Louis, Missouri
November 10, 2025

ITEM 9 - CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A - CONTROLS AND PROCEDURES

The Company maintains a system of disclosure controls and procedures which is designed to ensure that information required to be disclosed by the Company in the reports filed or submitted under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and is accumulated and communicated to management, including the Company's certifying officers, as appropriate to allow timely decisions regarding required disclosure. Based on an evaluation performed, the Company's certifying officers have concluded that the disclosure controls and procedures were effective as of September 30, 2025 to provide reasonable assurance of achieving these objectives.

Notwithstanding the foregoing, there can be no assurance that the Company's disclosure controls and procedures will detect or uncover all failures of persons within the Company and its consolidated subsidiaries to report material information otherwise required to be set forth in the Company's reports. There was no change in the Company's internal control over financial reporting during the quarter ended September 30, 2025, that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Management's report on internal control over financial reporting, and the related report of the Company's auditor, KPMG LLP, an independent registered public accounting firm, set forth in Item 7 and Item 8, respectively, of this Annual Report on Form 10-K, are hereby incorporated by reference.

ITEM 9B - OTHER INFORMATION

During the three-month period ended September 30, 2025, none of our directors or officers adopted or terminated a Rule 10b5-1 trading arrangement or non-Rule 10b5-1 trading arrangement.

ITEM 9C - DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.


PART III


ITEM 10 - DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Information regarding nominees and directors appearing under "Proxy Item No. 1: Election of Directors" in the Emerson Electric Co. Notice of Annual Meeting of Shareholders and Proxy Statement for the February 2026 annual shareholders' meeting (the "2026 Proxy Statement") is hereby incorporated by reference. Information regarding executive officers is set forth in Part I of this report. Information regarding the Audit Committee and Audit Committee Financial Expert appearing under "Board and Committee Operations—Board and Corporate Governance—Committees of Our Board of Directors," "Board and Committee Operations—Corporate Governance and Nominating Committee—Nomination Process" and "— Proxy Access" in the 2026 Proxy Statement is hereby incorporated by reference.

The Company has adopted a Code of Ethics that applies to the Company's Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer; has posted such Code of Ethics on its website; and intends to satisfy the disclosure requirement under Item 5.05 of Form 8-K by posting such information on its website. The Company has adopted Charters for its Audit Committee, Compensation Committee, and Corporate Governance and Nominating Committee and a Code of Business Ethics for directors, officers and employees, which are available on its website and in print to any stockholder who requests them. The Company has also adopted Corporate Governance Principles and Practices, which are available on its website and in print to any stockholder who requests them. The Corporate Governance section of the Company's website may be accessed as follows: www.Emerson.com, Investors, Corporate Governance. Information appearing under "Delinquent Section 16(a) Reports" and "Executive Compensation—Compensation Discussion and Analysis—Policies Supporting Our Fundamental Principles" in the 2025 Proxy Statement is hereby incorporated by reference.

ITEM 11 - EXECUTIVE COMPENSATION

Information appearing under "Executive Compensation" (including the information set forth under "Compensation Discussion and Analysis"), "Compensation Tables" (other than "Pay vs. Performance"), "Board and Committee Operations—Corporate Governance and Nominating Committee—Director Compensation," "Board and Committee Operations—Compensation Committee" (including, but not limited to, the information set forth under "Role of Executive Officers and the Compensation Consultant," "Compensation Committee Report" and "Compensation Committee Interlocks and Insider Participation") in the 2026 Proxy Statement is hereby incorporated by reference.

The information contained in the "Compensation Committee Report" shall not be deemed to be filed with the SEC or subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), except to the extent that the Company specifically incorporates such information into future filings under the Securities Act of 1933 or the Exchange Act.

ITEM 12 - SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information regarding beneficial ownership of shares by nominees and continuing directors, named executive officers, five percent beneficial owners, and by all directors and executive officers as a group appearing under "Ownership of Emerson Equity Securities" in the 2026 Proxy Statement is hereby incorporated by reference.

The following table sets forth aggregate information regarding the Company's equity compensation plans as of September 30, 2025:

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders (1)	5,892,000	$54.16	15,703,000
Equity compensation plans not approved by security holders	—	—	—
Total	5,892,000	$54.16	15,703,000

(1) Includes the Stock Option and Incentive Shares Plans previously approved by the Company's security holders. Shares included in column (a) assume the maximum payouts, where applicable, and are as follows: (i) 98,000 shares reserved for outstanding stock option awards, (ii) 954,000 shares reserved for performance share awards granted in 2025, (iii) 1,010,000 shares reserved for performance share awards granted in 2024, (iv) 1,333,000 shares reserved for performance share awards granted in 2023 and (v) 2,497,000 shares reserved for outstanding restricted stock unit awards. As provided by the Company's Incentive Shares Plans, performance shares awards represent a commitment to issue such shares without cash payment by the employee, contingent upon achievement of the performance objectives and continued service by the employee.

The table above includes 338,000 shares outstanding as of September 30, 2025 relating to restricted stock units and performance stock units which were originally issued by National Instruments Corporation and assumed by Emerson and converted into Emerson time-based restricted stock units in connection with the acquisition of National Instruments Corporation in early fiscal 2024.

The table above also includes 503,000 shares outstanding as of September 30, 2025 relating to restricted stock units and performance stock units which were originally issued by AspenTech and assumed by Emerson and converted into Emerson time-based restricted stock units in connection with the March 2025 acquisition of AspenTech.

The price in column (b) represents the weighted-average exercise price for outstanding options. Included in column (c) are shares remaining available for award under previously approved plans as follows: (i) 15,307,000 under the 2024 Incentive Shares Plan, (ii) 124,000 under the 2015 Incentive Shares Plan, (iii) 247,000 under the 2006 Incentive Shares Plan,and (iv) 25,000 under the Restricted Stock Plan for Non-Management Directors.

Information regarding stock option plans and incentive shares plans is set forth in Note 17.

ITEM 13 - CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Information appearing under "Board and Committee Operations—Board and Corporate Governance—Review, Approval or Ratification of Transactions with Related Persons," "—Certain Business Relationships and Related Party Transactions" and "—Director Independence" in the 2026 Proxy Statement is hereby incorporated by reference.

ITEM 14 - PRINCIPAL ACCOUNTANT FEES AND SERVICES

Information appearing under "Board and Committee Operations—Audit Committee—Fees Paid to KPMG LLP" in the 2026 Proxy Statement is hereby incorporated by reference.

PART IV

ITEM 15 - EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

A) Documents filed as a part of this report:

1. The consolidated financial statements and accompanying notes of the Company and subsidiaries and the report thereon of KPMG LLP set forth in Item 8 of this Annual Report on Form 10-K.

2. Financial Statement Schedules - All schedules are omitted because they are not required, not applicable or the required information is provided in the financial statements or notes thereto contained in this Annual Report on Form 10-K.

3. Exhibits (Listed by numbers corresponding to the Exhibit Table of Item 601 in Regulation S-K).

   2(a)** Transaction Agreement and Plan of Merger, dated as of October 10, 2021, among Emerson Electric Co., Aspen Technology, Inc., EMR Worldwide, Inc., Emersub CX, Inc. and Emersub CXI, Inc., incorporated by reference to the Company's Form 8-K, filed on October 12, 2021, File No. 1-278, Exhibit 2.1.

   2(b)   Amendment No. 1 to the Transaction Agreement and Plan of Merger, dated as of March 23, 2022, among Emerson Electric Co., Aspen Technology, Inc., EMR Worldwide Inc., Emersub CX, Inc. and Emersub CXI, Inc., incorporated by reference to Emerson Electric Co. Form 10-Q for the quarter ended March 31, 2022, filed on May 4, 2022, File No. 1-278, Exhibit 2(b).

   2(c)** Amendment No. 2 to the Transaction Agreement and Plan of Merger, dated as of May 3, 2022, among Emerson Electric Co., Aspen Technology, Inc., EMR Worldwide Inc., Emersub CX, Inc. and Emersub CXI, Inc., incorporated by reference to Emerson Electric Co. Form 10-Q for the quarter ended March 31, 2022, filed on May 4, 2022, File No. 1-278, Exhibit 2(c).

   2(d)** Transaction Agreement, dated as of October 30, 2022, among Emerson Electric Co., BCP Emerald Aggregator L.P., Emerald Debt Merger Sub L.L.C and Emerald JV Holdings L.P, incorporated by reference to Emerson Electric Co. Form 8-K, filed on October 31, 2022, File No. 1-278, Exhibit 2.1.

   2(e)** Agreement and Plan of Merger, dated as of April 12, 2023, among Emerson Electric Co., Emersub CXIV, Inc., and National Instruments Corporation*, incorporated by reference to the Company's Form 8-K, filed on April 12, 2023, File No. 1-278, Exhibit 2.1.

   2(f)** Note Purchase Agreement, dated as of June 6, 2024, among Emerson Electric Co., EMR Holdings, Inc., Emerald JV Holdings L.P., and EMRLD Seller Notes Issuer LP, incorporated by reference to the Company's Form 8-K filed on June 6, 2024, File No. 1-278, Exhibit 2.1.

2(g)**	Unit Purchase Agreement, dated as of June 6, 2024, among Emersub 21 LLC, Emersub 22 LLC, Humboldt Hermetic Motor Corp., Emersub XLVI, Inc., BCP Emerald Aggregator L.P., Emerald JV Holdings L.P., and Emerald JV Holdings G.P. LLC, incorporated by reference to the Company's Form 8-K filed on June 6, 2024, File No. 1-278, Exhibit 2.2.
2(h)**	Agreement and Plan of Merger, dated January 26, 2025, by and among Emerson Electric Co., Aspen Technology, Inc. and Emersub CXV, Inc., incorporated by reference to the Company's Form 8-K filed on January 27, 2025, File No. 1-278, Exhibit 2.1.
2(i)	Letter Agreement, dated as of March 7, 2025, among Emerson Electric Co., Aspen Technology, Inc. and Emersub CXV, Inc., incorporated by reference to the Company's Form 8-K filed on March 10, 2025, File No. 1-278, Exhibit 2.1
3(a)	Restated Articles of Incorporation of Emerson Electric Co., incorporated by reference to Emerson Electric Co. Form 10-Q for the quarter ended March 31, 2001, File No. 1-278, Exhibit 3(a); Termination of Designated Shares of Stock and Certificate of Designation, Preferences and Rights of Series B Junior Participating Preferred Stock, incorporated by reference to Emerson Electric Co. 1998 Form 10-K, File No. 1-278, Exhibit 3(a); Amendment to the Company's Restated Articles of Incorporation, incorporated by reference to the Company's Form 8-K filed on February 14, 2025, File No. 1-278, Exhibit 3.1
3(b)	Bylaws of Emerson Electric Co., as amended through May 4, 2021, incorporated by reference to the Company's Form 8-K dated May 4, 2021, filed on May 4, 2021, File No. 1-278, Exhibit 3.1.
4(a)	Indenture dated as of December 10, 1998, between Emerson Electric Co. and Computershare Trust Company, N.A., as successor to Wells Fargo Bank, National Association, as successor trustee to The Bank of New York Mellon Trust Company, N.A. (successor to The Bank of New York Mellon (formerly known as the Bank of New York)), as trustee, incorporated by reference to Emerson Electric Co. 1998 Form 10-K, File No. 1-278, Exhibit 4(b), ***Form of 2.000% Notes due 2028, incorporated by reference to Emerson Electric Co. Form 8-K, filed on December 21, 2021, File No. 1-278, Exhibit 4.2, ***Form of 2.200% Notes due 2031, incorporated by reference to Emerson Electric Co. Form 8-K, filed on December 21, 2021, File No. 1-278, Exhibit 4.3, ***Form of 2.800% Notes due 2051, incorporated by reference to Emerson Electric Co. Form 8-K, filed on December 21, 2021, File No. 1-278, Exhibit 4.4.
4(b)	Agreement of Resignation, Appointment and Acceptance dated as of April 26, 2019 by and among Emerson Electric Co., Computershare Trust Company, N.A., as successor to Wells Fargo Bank, National Association, as successor trustee, and The Bank of New York Mellon Trust Company, N.A., as resigning trustee, incorporated by reference to the Company's Form 8-K dated May 15, 2019, filed on May 17, 2019, File No. 1-278, Exhibit 4.4.
4(c)	Description of Capital Stock incorporated by reference to Emerson Electric Co., 2020 Form 10-K, File No. 1-278, Exhibit 4(c).
4(d)	Description of 2.000% Notes due 2029, 3.000% Notes due 2031 and 3.500% Notes due 2037, filed herewith. No other long-term debt instruments are filed since the total amount of securities authorized under any such instrument does not exceed 10 percent of the total assets of Emerson Electric Co. and its subsidiaries on a consolidated basis. Emerson Electric Co. agrees to furnish a copy of such instruments to the SEC upon request.
10(a)*	Amended and Restated Emerson Electric Co. Continuing Compensation Plan for Non-Management Directors, incorporated by reference to Emerson Electric Co. 2007 Form 10-K, File No. 1-278, Exhibit 10(c).
10(b)*	Amended and Restated Deferred Compensation Plan for Non-Employee Directors and Forms of Payment Election Form, Initial Notice of Election and Notice of Election Change, incorporated by reference to Emerson Electric Co. 2007 Form 10-K, File No. 1-278, Exhibit 10(d).

10(c)*   First Amendment to the Emerson Electric Co. Supplemental Executive Retirement Plan, incorporated by reference to Emerson Electric Co. 1999 Form 10-K, File No. 1-278, Exhibit 10(h), and Form of Change of Control Election, incorporated by reference to Emerson Electric Co. Form 8-K dated October 1, 2004, Exhibit 10.9 (applicable only with respect to benefits vested as of December 31, 2004).

10(d)*   Amended and Restated Emerson Electric Co. Pension Restoration Plan dated October 6, 2015, incorporated by reference to Emerson Electric Co. 2015 Form 10-K, File No. 1-278, Exhibit 10(e); Forms of Participation Award Letter, Acceptance of Award and Benefit Election Forms (applicable only with respect to benefits after January 1, 2005), incorporated by reference to Emerson Electric Co. 2007 Form 10-K, File No. 1-278, Exhibit 10(f); and Lump Sum Distribution Election Forms.

10(e)*   Fifth Amendment to the Supplemental Executive Savings Investment Plan, incorporated by reference to Emerson Electric Co. Form 10-Q for the quarter ended March 31, 1999, File No. 1-278, Exhibit 10(j), and Form of Participation Agreement and Form of Annual Election, incorporated by reference to Emerson Electric Co. Form 8-K filed October 1, 2004, Exhibit 10.8 (applicable only with respect to benefits vested as of December 31, 2004).

10(f)*   Amended and Restated Emerson Electric Co. Savings Investment Restoration Plan and Forms of Participation Agreement, Annual Election Form and Payment Election Form (applicable only with respect to benefits after January 1, 2005), incorporated by reference to Emerson Electric Co. 2007 Form 10-K, File No. 1-278, Exhibit 10(h), First Amendment to Emerson Electric Co. Savings Investment Restoration Plan, incorporated by reference to Emerson Electric Co. Form 10-Q for the quarter ended March 31, 2008, File No. 1-278, Exhibit 10.1 and Second Amendment to the Emerson Electric Co. Savings Investment Restoration Plan, incorporated by reference to Emerson Electric Co., Form 10-Q for the quarter ended March 31, 2020, File No. 1-278, Exhibit 10.2.

10(g)*   Amended and Restated Emerson Electric Co. Annual Incentive Plan and Form of Acceptance of Award, incorporated by reference to Emerson Electric Co. 2007 Form 10-K, File No. 1-278, Exhibit 10(i).

10(h)*   Emerson Electric Co. Description of Split Dollar Life Insurance Program Transition, incorporated by reference to Emerson Electric Co. Form 8-K filed September 2, 2005, Exhibit 10.1.

10(i)*   Amended and Restated Restricted Stock Plan for Non-Management Directors, incorporated by reference to Emerson Electric Co. Form 10-Q for the quarter ended December 31, 2009, File No. 1-278, Exhibit 10.1, Form of Restricted Stock Award Letter under the Emerson Electric Co. Restricted Stock Plan for Non-Management Directors, incorporated by reference to Emerson Electric Co. Form 8-K filed February 1, 2005, Exhibit 10.2, and Form of Restricted Stock Unit Award Letter under the Emerson Electric Co. Restricted Stock Plan for Non-Management Directors, incorporated by reference to Emerson Electric Co. Form 10-Q for the quarter ended December 31, 2009, File No. 1-278, Exhibit 10.1.

10(j)*   Description of Non-Management Director Compensation, incorporated by reference to Emerson Electric Co. Form 10-K filed November 20, 2017, Exhibit 10(n).

10(k)*   Description of Named Executive Officer Compensation, incorporated by reference to Emerson Electric Co. Form 10-K filed November 20, 2017, Exhibit 10(o).

10(l)*   Emerson Electric Co. 2006 Incentive Shares Plan, incorporated by reference to Emerson Electric Co. 2006 Proxy Statement dated December 16, 2005, Appendix C, Amendment for 409A Compliance, incorporated by reference to Emerson Electric Co. 2007 Form 10-K, File No. 1-278, Exhibit 10(q), Forms of Performance Shares Award Certificate and Acceptance of Award (used on or prior to September 30, 2009) and Restricted Shares Award Agreement (used on or prior to September 30, 2011), incorporated by reference to Emerson Electric Co. 2007 Form 10-K, File No. 1-278, Exhibit 10(q), Amendment to Emerson Electric Co. 2006 Incentive Shares Plan, incorporated by reference to Emerson Electric Co. Form 10-Q for the quarter ended June 30, 2008, File No. 1-278, Exhibit 10.1, Forms of Performance Shares Award Certificate, Acceptance of Award and 2010 Performance Shares Program Award Summary, incorporated by reference to Emerson Electric Co. Form 10-Q for the quarter ended December 31, 2009 (used after September 30, 2009 and on or prior to September 30, 2011), File No. 1-278, Exhibit 10.2, Forms of Performance Shares Award Certificate and Acceptance of Award, incorporated by reference to Emerson Electric Co. Form 10-Q for the quarter ended December 31, 2011, File No. 1-278, Exhibit 10.3 (used after September 30, 2011), and Form of Restricted Shares Award Agreement, incorporated by reference to Emerson Electric Co. Form 10-Q for the quarter ended December 31, 2011, File No. 1-278, Exhibit 10.4 (used after September 30, 2011). Second Amendment to the Emerson Electric Co. 2006 Incentive Shares Plan, incorporated by reference to the Emerson Electric Co. Form 10-Q for the quarter ended December 31, 2023, File No. 1-278, Exhibit 10.2

10(m)   Credit Agreement dated as of February 17, 2023, incorporated by reference to the Company's Form 8-K, filed on February 21, 2023, File No. 1-278, Exhibit 10.1.

10(n)* 2011 Stock Option Plan, incorporated by reference to Emerson Electric Co. 2011 Proxy Statement dated December 10, 2010, File No. 1-278, Appendix B, 2011 Stock Option Plan as Amended and Restated effective October 1, 2012, incorporated by reference to Emerson Electric Co. 2012 Form 10-K, File No. 1-278, Exhibit 10(r), Forms of Notice of Grant of Stock Options, Option Agreement and Incentive Stock Option Agreement under the 2011 Stock Option Plan, incorporated by reference to Emerson Electric Co. Form 10-Q for the quarter ended March 31, 2012, File No. 1-278, Exhibit 10.1 and Forms of Notice of Grant of Stock Options, Option Agreement and Nonqualified Stock Option Agreement under the 2011 Stock Option Plan, incorporated by reference to Emerson Electric Co. Form 10-Q for the quarter ended March 31, 2012, File No. 1-278, Exhibit 10.2.

10(o)* Emerson Electric Co. 2015 Incentive Shares Plan, incorporated by reference to Emerson Electric Co. 2015 Proxy Statement dated December 12, 2014, Appendix B, Forms of Performance Shares Award Certificate and Acceptance of Award (used on or prior to November 5, 2018), Performance Shares Program Award Summary (used on or prior to November 5, 2018) and Form of Restricted Shares Award Agreement (used on or prior to November 5, 2018), incorporated by reference to Emerson Electric Co. 2015 Form 10-K, File No. 1-278, Exhibit 10(u), Form of Restricted Shares Award Agreement (used after November 5, 2018), incorporated by reference to Emerson Electric Co. Form 10-Q for the quarter ended December 31, 2018, Exhibit 10.1, Form of Restricted Stock Units Program Acceptance of Award (used after November 5, 2018), incorporated by reference to Emerson Electric Co. Form 10-Q for the quarter ended December 31, 2018, Exhibit 10.2 and Form of Performance Share Program Acceptance of Award (used after November 5, 2018), incorporated by reference to Emerson Electric Co. Form 10-Q for the quarter ended December 31, 2018, Exhibit 10.3., Form of Emerson Electric Co. Performance Shares Program Award Agreement (used after November 1, 2021), incorporated by reference to Emerson Electric Co. Form 10-Q for the quarter ended December 31, 2021, File No. 1-278, Exhibit 10.2 First Amendment to the Emerson Electric Co. 2015 Incentive Shares Plan, incorporated by reference to the Emerson Electric Co. Form 10-Q for the quarter ended December 31, 2023, File No. 1-278, Exhibit 10.3 Form of Performance Shares Program Acceptance Award Agreement (used after November 6, 2023), incorporated by reference to Emerson Electric Co. 2024 Form 10-K, File No. 1-278, Exhibit 10(o), Form of Performance Shares Program Restricted Stock Units Award Agreement (used after November 6, 2023), incorporated by reference to Emerson Electric Co. 2024 Form 10-K, File No. 1-278, Exhibit 10(o).

10(p)   Transaction Agreement dated as of July 29, 2016 among Emerson Electric Co., Cortes NP Holdings, LLC, Cortes NP Acquisition Corporation, ASCO Power Grp, LLC and Cortes NP JV Holdings, LLC, incorporated by reference to Emerson Electric Co. 2016 Form 10-K, File No. 1-278, Exhibit 10(w).

10(q)* Emerson Electric Co. Savings Investment Restoration Plan II, incorporated by reference to the Emerson Electric Co. Form 10-Q for the quarter ended June 30, 2018, File No. 1-278, Exhibit 10.1, Second Amendment to the Emerson Electric Co. Savings Investment Restoration Plan, incorporated by reference to Emerson Electric Co., Form 10-Q for the quarter ended March 31, 2020, File No. 1-278, Exhibit 10.2 and First Amendment to the Emerson Electric Co. Savings Investment Restoration Plan II, incorporated by reference to Emerson Electric Co., Form 10-Q for the quarter ended March 31, 2020, File No. 1-278, Exhibit 10.1.

10(r)* 364-Day Credit Agreement dated as of February 11, 2025, incorporated by reference to the Company's Form 8-K filed on February 14, 2025, File No. 1-278, Exhibit 10.1

10(s)*   Amended and Restated Deferred Compensation Plan for Non-Employee Directors and Forms of Payment Election Forms, incorporated by reference to the Emerson Electric Co. Form 10-Q for the quarter ended December 31, 2022, File No. 1-278, Exhibit 10(a).

10(t)*   Amended and Restated Restricted Stock Plan for Non-Management Directors and Form of Restricted Stock Unit Award Letter under the Emerson Electric Co. Restricted Stock Plan for Non-Management Directors, incorporated by reference to the Emerson Electric Co. Form 10-Q for the quarter ended December 31, 2022, File No. 1-278, Exhibit 10(b).

10(u)*   Emerson Electric Co. Annual Cash Incentive Plan and Form of Acceptance of Award, incorporated by reference to the Company's Form 10-Q, filed on February 8, 2023, File No. 1-278, Exhibit 10(c).

10(v)*   Emerson Electric Co. 2024 Equity Incentive Plan, incorporated by reference to the Emerson Electric Co. 2024 Proxy Statement dated December 8, 2023, File No. 1-278, Appendix C. Form of Performance Shares Program Acceptance Award Agreement (used after November 4, 2024), incorporated by reference to Emerson Electric Co. 2024 Form 10-K, File No. 1-278 Exhibit 10(x), Form of Performance Shares Program Restricted Stock Units Award Agreement (used after November 4, 2024), incorporated by reference to Emerson Electric Co. 2024 Form 10-K, File No. 1-278 Exhibit 10(x), Form of Restricted Shares Award Agreement (used after November 4, 2024), incorporated by reference to Emerson Electric Co. 2024 Form 10-K, File No. 1-278 Exhibit 10(x)

10(w)*   Emerson Defined Contribution Supplemental Executive Retirement Plan, incorporated by reference to the Company's Form 8-K, filed on November 5, 2024, File No. 1-278, Exhibit 10.1, First Amendment to the Emerson Defined Contribution Supplemental Executive Retirement Plan, filed herewith.

10(x)*   Emerson Electric Co. 2025 Employee Stock Purchase Plan, incorporated by reference to the Emerson Electric Co. 2025 Proxy Statement dated December 13, 2024, File No. 1-278, Appendix D

19   Insider Trading Policies and Procedures, filed herewith

21   Subsidiaries of Emerson Electric Co.

23   Consent of Independent Registered Public Accounting Firm

24   Power of Attorney

31   Certifications pursuant to Exchange Act Rule 13a-14(a)

32   Certifications pursuant to Exchange Act Rule 13a-14(b) and 18 U.S.C. Section 1350

97   Incentive Compensation Recovery (Clawback) Policy, incorporated by reference to Emerson Electric Co. 2023 Form 10-K File No. 1-278, Exhibit 97

101.INS   Attached as Exhibit 101 to this report are the following documents formatted in iXBRL (Inline Extensible Business Reporting Language): (i) Consolidated Statements of Earnings for the years ended September 30, 2023, 2024 and 2025, (ii) Consolidated Statements of Comprehensive Income for the years ended September 30, 2023, 2024, and 2025 (iii) Consolidated Balance Sheets at September 30, 2024 and 2025, (iv) Consolidated Statements of Equity for the years ended September 30, 2023, 2024 and 2025, (v) Consolidated Statements of Cash Flows for the years ended September 30, 2023, 2024 and 2025, and (vi) Notes to Consolidated Financial Statements for the year ended September 30, 2025.

101.SCH   Inline XBRL Taxonomy Extension Schema Document

101.CAL   Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF   Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB   Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE   Inline XBRL Taxonomy Extension Presentation Linkbase Document

104   Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

   * Management contract or compensatory plan.

   ** Certain schedules and exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K.
      Emerson agrees to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon
      request. Portions of these exhibits have been redacted in compliance with Regulation S-K Item
      601(b)(10).

   ***   The Company entered into two global notes for each series of notes (Notes A-1 and A-2), which are
         identical other than with respect to the note number

ITEM 16 - FORM 10-K SUMMARY

Not applicable.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


EMERSON ELECTRIC CO.


By   /s/ M. J. Baughman

M. J. Baughman
Executive Vice President, Chief Financial Officer
and Chief Accounting Officer
November 10, 2025

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below on November 10, 2025, by the following persons on behalf of the registrant and in the capacities indicated.

Signature	Title
/s/ S. L. Karsanbhai S. L. Karsanbhai	President and Chief Executive Officer
/s/ M. J. Baughman M. J. Baughman	Executive Vice President, Chief Financial Officer and Chief Accounting Officer
* J. S. Turley	Chair of the Board
* M. A. Blinn	Director
* J. B. Bolten	Director
* C. G. Butler	Director
* M. S. Craighead	Director
* G. A. Flach	Director
* L. M. Lee	Director
* M. S. Levatich	Director
* J. M. McKelvey	Director

* By   /s/   M. J. Baughman
       M. J. Baughman
       Attorney-in-Fact

Exhibit 23

Consent Of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement Nos. 333-283145, 333-281331, 333-275527, 333-274942, 333-206096, 333-285747, 333-173933, 333-221671, 333-154361, and 333-152916 on Form S-8 and Registration Statement Nos. 333-275526, 333-52658, 333-84673, and 333-66865 on Form S-3 of our report dated November 10, 2025, with respect to the consolidated financial statements of Emerson Electric Co. and the effectiveness of internal control over financial reporting.

/s/ KPMG LLP

St. Louis, Missouri
November 10, 2025

Exhibit 24

POWER OF ATTORNEY

The undersigned members of the Board of Directors and Executive Officers of Emerson Electric Co., a Missouri corporation with principal offices at 8027 Forsyth Boulevard, St. Louis, Missouri 63105, hereby appoint M.J. Baughman, M. Tang, and J. A. Sperino as their Attorneys-in-Fact for the purpose of signing Emerson Electric Co.'s Securities and Exchange Commission Form 10-K (and any and all Amendments thereto) for the fiscal year ended September 30, 2025.

Signature	Title	Date
/s/ J. S. Turley J. S. Turley	Chair of the Board	October 7, 2025
/s/ M. A. Blinn M. A. Blinn	Director	October 7, 2025
/s/ J. B. Bolten J. B. Bolten	Director	October 7, 2025
/s/ C.G. Butler C. G. Butler	Director	October 7, 2025
/s/ M. S. Craighead M. S. Craighead	Director	October 7, 2025
/s/ G. A. Flach G. A. Flach	Director	October 7, 2025
/s/ L. M. Lee L. M. Lee	Director	October 7, 2025
/s/ M. S. Levatich M. S. Levatich	Director	October 7, 2025
/s/ J. M. McKelvey J. M. McKelvey	Director	October 7, 2025
/s/ S. L. Karsanbhai S. L. Karsanbhai	President and Chief Executive Officer	October 7, 2025
/s/ M. J. Baughman M. J. Baughman	Executive Vice President, Chief Financial Officer, and Chief Accounting Officer	October 7, 2025

Exhibit 31

Certification

I, S. L. Karsanbhai, certify that:

1. I have reviewed this annual report on Form 10-K of Emerson Electric Co.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors:

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: November 10, 2025   /s/ S. L. Karsanbhai
                                   S. L. Karsanbhai
                                   President and
                                   Chief Executive Officer
                                   Emerson Electric Co.

Certification

I, M. J. Baughman, certify that:

1. I have reviewed this annual report on Form 10-K of Emerson Electric Co.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors:

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: November 10, 2025   /s/ M. J. Baughman
                                                      M. J. Baughman
                                                      Executive Vice President,
                                                      Chief Financial Officer and
                                                      Chief Accounting Officer
                                                      Emerson Electric Co.

Exhibit 32

CERTIFICATION PURSUANT TO

EXCHANGE ACT RULE 13a-14(b) AND

18 U.S.C. SECTION 1350

In connection with the Annual Report of Emerson Electric Co. (the "Company") on Form 10-K for the period ended September 30, 2025, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, S. L. Karsanbhai, certify, to the best of my knowledge, pursuant to Exchange Act Rule 13a-14(b) and 18 U.S.C. Section 1350, that:

(1)   The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)   The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ S. L. Karsanbhai

S. L. Karsanbhai

President and

Chief Executive Officer

Emerson Electric Co.

November 10, 2025

CERTIFICATION PURSUANT TO

EXCHANGE ACT RULE 13a-14(b) AND

18 U.S.C. SECTION 1350

In connection with the Annual Report of Emerson Electric Co. (the "Company") on Form 10-K for the period ended September 30, 2025, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, M. J. Baughman, certify, to the best of my knowledge, pursuant to Exchange Act Rule 13a-14(b) and 18 U.S.C. Section 1350, that:

(1)   The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)   The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ M. J. Baughman

M. J. Baughman

Executive Vice President,

Chief Financial Officer and

Chief Accounting Officer

Emerson Electric Co.

November 10, 2025

This page intentionally left blank.

Shareholder's Information

Registrar and Transfer Agent

By Mail:
Computershare, Inc.
Attention: Emerson Electric Co.
P.O. Box 43006
Providence, RI 02940-3006

By Phone:
Toll-Free:
+1 888 213 0970

Foreign Shareholders:
+1 201 680 6578

TDD for Hearing Impaired:
+1 781 575 4592

By Internet:
computershare.com/investor

All other inquiries should be addressed to:
Emerson Investor Relations Department
8027 Forsyth Boulevard
St. Louis, MO 63105
Telephone: +1 314 553 2197

Shareholder Services

Inquiries regarding dividend payments, loss or nonreceipt of a stock certificate or dividend check, stock transfers (including name changes), tax information and address changes should be directed to Computershare.

Dividend Reinvestment and Stock Purchase Plan

The Plan is administered by Computershare, for individual investors who want a convenient way to purchase or sell Emerson Electric Co. stock (NYSE:EMR). Only registered holders of Emerson common stock can participate; however, an initial purchase can be made directly through the Plan. The Plan provides the opportunity to reinvest dividends and is an alternative to traditional methods of buying and selling Emerson common stock. The Plan is not sponsored or administered by Emerson. For further information and an authorization form, contact Computershare.

Direct Deposit of Dividends

Stockholders may elect to have dividends electronically deposited into a checking or savings account. For details, contact Computershare.

Duplicate Mailings

When stockholders own shares in more than one account or when several stockholders live at the same address, they may receive multiple copies of the annual report. To eliminate duplicate copies, contact Computershare.

Internet Access

Corporate news releases, Forms 10-K, 10-Q and 8-K, the Annual Report, and other information about the Company are available at Emerson.com.

Annual Meeting

The annual meeting of shareholders is scheduled to be held at 10 a.m. CST, Tuesday, February 3, 2026, at our virtual meeting website accessible at www.virtualshareholdermeeting.com/EMR2026. Notice of the meeting, proxy statement and proxy were sent or made available to stockholders with this annual report.

10-K Report

This 2025 Annual Report includes the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2025. The Form 10-K filed with the U.S. Securities and Exchange Commission includes the exhibits to Form 10-K and is available to shareholders without charge by contacting the Emerson Investor Relations Department or by accessing the investor section of our company's website at emerson.com/nvestors or by going to the SEC's website at sec.gov. The Company's Chief Executive Officer and Chief Financial Officer have furnished the required Form 10-K certifications.

Environmental Programs

Information on Emerson's environmental programs may be obtained by contacting:

Emerson Environmental Affairs Department
8027 Forsyth Boulevard
St. Louis, MO 63105

Annual Report

Included in this 2025 Annual Report are selected financial and selected operating highlights and summary financial information. Please refer to the Company's Form 10-K, which is part of this Annual Report, for important financial and business information, including Risk Factors, market risk, description of industry segments, and risks of foreign operations. You should read the full Form 10-K as part of this 2025 Annual Report. For more information, please view our annual report online at Emerson.com/AnnualReport.

Methods of Disclosure

Emerson uses our Investor Relations website, ir.emerson.com, as a means of disclosing information which may be of interest or material to our investors and for complying with disclosure obligations under Regulation FD. Accordingly, investors should monitor our Investor Relations website, in addition to following our press releases, SEC filings, public conference calls, webcasts and social media. The information contained on, or that may be accessed through, our website is not incorporated by reference into, and is not a part of, this document.





World Headquarters
8027 Forsyth Boulevard
St. Louis, MO 63105
www.Emerson.com